The information contained in this prospectus supplement is not complete and may be changed without notice. This prospectus supplement is not an offer to sell these securities, and it is not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 17, 2002

Prospectus Supplement
(to Prospectus Dated January 22, 1999)
FILED PURSUANT TO
RULE 424(b)(5)
REGISTRATION NO. 333-69397
1,800,000 Shares

Chattem, Inc.

Common Stock

Chattem, Inc. is offering 1,800,000 shares of common stock in a firmly underwritten offering.

Our common stock is quoted on the Nasdaq National Market under the symbol “CHTT.” On June 14, 2002, the last reported sale price for our common stock on the Nasdaq National Market was $33.60 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-9.

	Per Share	Total

Offering Price	$	$

Discounts and Commissions to Underwriters	$	$

Offering Proceeds to Chattem, Inc.	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to 270,000 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. The underwriters expect to deliver the shares of common stock to investors on            , 2002.

Banc of America Securities LLC

BB&T Capital Markets

SunTrust Robinson Humphrey

            , 2002

GOLD BOND
The NATURAL Metabolizer
dexatrim Natural
Results
Selsun blue
FAST PAIN RELIEF
SPORTSCREME
Aspercreme
Arthritis Pain Relief
ARTHRITIS
HIGH POTENCY FORMULA
ARTHRITIS PAIN RELIEF
CAPZASIN·HP
ARTHRITIS PAIN RELIEF
Maximum Medicine
Powerful Full Speed Pain Relief
Maximum Strength
Flexall
ICY HOT Patch
ICY HOT
pHisoderm
Clear Swab
Facial Wash
Body Wash
Masque
mudd
Original
Herpecin L
Real Relief from Real Medicine.
Cold Sores
Sun & Fever Blisters
Benzodent
Denture Pain Relieving Cream
Bull Frog
Fast Blast
36
SuperBlock
45
Sun-in
ULTRA SWIM
Maximum Strength
Pamprin
Menstrual Relief
20
Prēmsyn pms
NewPhase
Omnigest EZ
Garlique

Prospectus Supplement

Prospectus

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with information different from or in addition to that contained in this prospectus supplement and the prospectus. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations, and prospects may have changed since that date.

i

SUMMARY

You should read this summary together with the more detailed information and our consolidated financial statements and related notes appearing elsewhere in this prospectus supplement or incorporated by reference into this prospectus supplement. Except as otherwise indicated, all references in this prospectus supplement to “we,” “us,” “our,” or “Chattem” refer to Chattem, Inc. and our subsidiaries. In addition, in this prospectus supplement, our fiscal years ended on November 30, 1997, November 30, 1998, November 30, 1999, November 30, 2000 and November 30, 2001 are referred to as fiscal 1997, fiscal 1998, fiscal 1999, fiscal 2000 and fiscal 2001, respectively, and our fiscal year ending on November 30, 2002 is referred to as fiscal 2002.

Our Business

We are a leading marketer and manufacturer of a broad portfolio of branded over-the-counter healthcare products, toiletries and dietary supplements, in such categories as topical analgesics, skin care products, appetite suppressants and medicated dandruff shampoos. Our product portfolio includes well-recognized brands, such as:

•	Icy Hot, Aspercreme and Flexall topical analgesics;

•	Gold Bond medicated skin care powder, cream, lotion and spray products;

•	pHisoderm medicated acne treatment products and skin cleansers;

•	Dexatrim appetite suppressants; and

•	Selsun Blue medicated dandruff shampoos.

Our products target niche markets that are often outside the core product areas of larger companies where we believe we can achieve and sustain significant market penetration through strong advertising and promotion support. Many of our products are among the U.S. market leaders in their respective categories. For example, our portfolio of topical analgesic brands and our Gold Bond medicated body powders have the leading U.S. market share in these categories. We support our brands through extensive and cost-effective advertising and promotion, the expenditures for which constituted 39% of our net sales in fiscal 2001. We sell our products nationally through mass merchandiser, drug and food channels, principally utilizing our own sales force.

Our experienced management team has grown our business by acquiring brands, developing product line extensions and increasing market penetration of our existing products. On March 28, 2002, we acquired the Selsun Blue line of medicated dandruff shampoos from Abbott Laboratories, expanding our brand portfolio into another attractive niche category. We intend to leverage our marketing, distribution and manufacturing capabilities to improve on Selsun Blue’s strong existing franchise. We expect to continue to make brand acquisitions, such as Selsun Blue, as larger consumer products and pharmaceutical companies rationalize their product portfolios.

Competitive Strengths

We believe that the following key competitive strengths are critical to our continuing success:

Diverse and broad portfolio of well-recognized branded products.    We currently market a diverse and broad portfolio of 22 brands in a variety of different product categories, including topical analgesics, skin care products, toiletries and dietary supplements. Our products are marketed under well-recognized brand names, such as our portfolio of topical analgesic brands Icy Hot, Aspercreme, Flexall, Sportscreme, Capzasin and Arthritis Hot, as well as Gold Bond, pHisoderm, Dexatrim, Selsun Blue and Garlique. Our presence in diverse product categories allows us to reduce our exposure to changing consumer demand or weakness in any single category.

Significant presence in niche markets.    We acquire and develop brands that compete in niche markets where we can achieve significant market presence and build brand equity. Our products often face less competitive pressures because we focus on niche markets that are frequently outside the core product areas of larger consumer products and pharmaceutical companies. Our focus on niche markets provides us with the opportunity to develop strong brand equity, identify and respond to consumer trends in these markets and leverage our selling and distribution capabilities.

Proven advertising and promotion strategy.    We aggressively seek to build brand awareness and usage of our larger brands through extensive and cost-effective advertising strategies that emphasize the competitive strengths of our products. We rely principally on television and radio advertising and to a lesser extent print advertising and promotional programs. We strive to achieve cost-efficiencies in our advertising by being opportunistic in our purchase of media and controlling our production costs. We also maintain the flexibility to allocate purchased media time among our key brands to respond quickly to changing consumer trends and to support our growing brands. We believe our well-developed advertising and promotion platform allows us to quickly and efficiently launch and support newly acquired brands and product line extensions, as well as increase market penetration of existing brands. Advertising and promotion expenditures constituted 39% of net sales in fiscal 2001. Given the importance of our products’ brand equity, we expect to maintain a significant level of spending on advertising and promotion.

Established national sales and distribution network.    We have an established national sales and distribution network that sells to mass merchandiser, drug and food retailers such as Wal-Mart Stores, Inc., Walgreen Co. and The Kroger Co. In fiscal 2001, sales to our top ten customers constituted approximately 60% of our total sales, which allows us to target our selling efforts to our key customers and tailor specific programs to meet their needs. Through targeted sales and by utilizing our established network, including our over 50 person sales force, we believe we can effectively sell and distribute newly acquired brands and product line extensions while maintaining tight controls over our selling expenses.

Proven ability to grow through acquisitions.    A key component of our growth has been our ability to successfully identify, acquire and integrate new brands. We have focused our acquisition efforts on undermarketed brands that we believe have unrealized potential in niche markets. These include brands that are often outside the core product areas of larger consumer products and pharmaceutical companies or have been developed by smaller companies and for which we can provide national marketing and selling support. Approximately 48% of our net sales in fiscal 2001 were derived from brands that we have acquired since the beginning of 1996.

High gross margins and efficient operating structure.    In each of the past five years our gross margins have exceeded 70%. We are able to achieve these high gross margins as a result of our ability to build and maintain brand equity, our significant market presence in niche markets and efficiencies in purchasing, manufacturing and distribution. In addition, we tightly control our expenses, which strengthens our operating margins. Our high gross margins and resulting strong cash flow allow us to weather temporary fluctuations in our product markets that could otherwise more adversely affect our business.

Focused new product development.    We strive to increase the value of our base brands and obtain an increased market presence through product line extensions. We rely on internal market research as well as consultants to identify new product formulations and line extensions that we believe appeal to the needs of consumers. Recent examples of successful product line extensions include the Icy Hot Patch and Dexatrim Results. In addition, we recently began shipping Gold Bond Foot Spray, pHisoderm Acne Body Wash, pHisoderm Acne Facial Masque and pHisoderm Clear Swab.

Growth Strategy

Our strategy to achieve future growth is to acquire new brands, generate profitable internal growth and expand our international business.

Acquisitions.    We intend to identify and acquire brands in niche markets where we believe we can achieve a significant market presence through our established advertising and promotion platform, sales and distribution network and research and development capabilities. We target brands with sales that are highly responsive to increased advertising support, provide an opportunity for product line extensions through our research and development efforts and have the potential to meet our high gross margin goals. We believe we will continue to have opportunities to acquire attractive brands in niche markets, especially as larger consumer products and pharmaceutical companies rationalize their product portfolios.

Brand management and growth.    We will seek to increase market share for our major brands through focused marketing of our existing products and product line extensions, while maintaining market share for our smaller brands. Our marketing strategy is to position our products to meet consumer preferences identified through extensive use of market and consumer research. We intend to channel advertising and promotion resources to those brands that we feel exhibit the most potential for growth. We also intend to increase our new product line extension activities, as evidenced by our recent hiring of a vice president of research and development and a product development director, who have extensive experience at larger consumer products and pharmaceutical companies. In addition, we continually evaluate the profit potential of and markets for our brands and, in instances where our objectives are not realized, will dispose of these under-performing brands and redeploy the assets. For example, in fiscal 2000 we sold the Ban product line of antiperspirants and deodorants in response to major shifts in the competitive environment in this product category and the resulting prospect of declining sales.

Expansion of international business.    In fiscal 2001, our international sales were $16.5 million, or 8% of net sales. We believe that our acquisition of Selsun Blue and our recent hiring of an experienced vice president of international operations will allow us to expand our international presence. In 2001, Selsun Blue was sold in approximately 90 countries, with aggregate international sales of $20.1 million, or approximately 50% of its total net sales. Our plan is to expand Selsun Blue’s international presence in existing markets as well as new markets such as China and Japan. We also intend to leverage Selsun Blue’s international marketing and distribution network to launch our other brands in countries where they are not currently sold.

Recent Financial Results

On June 17, 2002 we announced financial results for our second fiscal quarter ended May 31, 2002.

Total revenue for the quarter, which includes net sales and royalty income from international sales of Selsun Blue, was $63.4 million, earnings before interest, taxes, depreciation and amortization, or EBITDA, was $15.4 million and net income was $5.6 million, or $0.58 per share, exceeding second quarter fiscal 2001 results by 12%, 21% and 23%, respectively, excluding amortization of intangibles in both fiscal 2001 and fiscal 2002. Total revenues and operating data do not include adjustments for the EITF accounting pronouncements discussed below, which we implemented in the first quarter of fiscal 2002. Abbott Laboratories, the former owner of Selsun Blue, is manufacturing and selling Selsun Blue products for us internationally during a transition period, and paying us a 28% royalty on international sales.

For the first six months of fiscal 2002, total revenues were $115.3 million, EBITDA was $24.9 million and income before extraordinary gain and accounting change was $8.0 million, or $0.85 per share, representing increases over the corresponding period of the prior fiscal year of 11%, 17% and 35%, excluding amortization of intangibles in both fiscal 2001 and fiscal 2002.

The strong second quarter results were led by our topical analgesic brands, as well as Dexatrim and Garlique. Sales of our topical analgesic franchise, which includes Icy Hot, Aspercreme, Flexall, Sportscreme, Capzasin and Arthritis Hot, were up 18% over the corresponding period of the prior fiscal year, led by Icy Hot whose sales increased 57% over the second quarter of fiscal 2001. Sales of Dexatrim increased 5% over the same period of the prior fiscal year due to of the launch of Dexatrim Results. Sales of Garlique were up 36% versus the second quarter of fiscal 2001.

Sales of our Gold Bond line of products were down 2% from the corresponding period of the prior fiscal year, despite continuing strong results from Gold Bond Foot, led by the introduction of Gold Bond Foot Spray. Gold Bond’s adult powder and cream sales declined from the second quarter of fiscal 2001 due to a cool, wet spring.

Our pHisoderm line of acne treatment products and skin cleansers recorded a 3% sales increase over second quarter fiscal 2001. We will commence advertising to support the relaunch of the pHisoderm acne line in June 2002. The pHisoderm Clear Swab recently began shipping, with media beginning in August to support back-to-school sales. The pHisoderm Clear Swab has gained distribution at many major mass merchandiser, drug and food accounts.

International sales for the second quarter of fiscal 2002, including royalties received on Selsun Blue international sales, increased 20% over the prior year comparable period.

For the quarter, gross margin based on net sales was 73.3%, while selling, general and administrative expense as a percentage of total revenue was 15.0%. Net sales does not include royalty income from international sales of Selsun Blue. Advertising and promotion as a percentage of total revenue was 36.0%. Our EBITDA margin, or EBITDA divided by total revenue, was 24.3%. For the first six months of fiscal 2002, gross margin, selling, general and administrative expense as a percentage of total revenue and advertising and promotion expense as a percentage of total revenue were 73.0%, 16.9% and 36.2%, respectively, while EBITDA margin was 21.6%.

Days’ sales outstanding in accounts receivable were 44, compared to 56 at the end of the second quarter of fiscal 2001. Inventories at quarter-end were $15.1 million, compared to $14.4 million for the second quarter of fiscal 2001, reflecting the addition of Selsun Blue inventories. We prepaid $6.5 million of our outstanding $45.0 million term loan debt, borrowed to partially finance the Selsun Blue acquisition, thereby reducing long-term debt at the end of the fiscal second quarter to $243.2 million.

Beginning in the first quarter of fiscal 2002, we implemented Emerging Issues Task Force Issue Nos. 00-14 and 00-25. These new accounting standards had no impact on our second quarter net income. However, they did have the effect of classifying certain advertising, promotion and selling expenses, previously reported as components of advertising and promotion expense and selling expense, as a reduction of net sales. This resulted in a reduction in second quarter fiscal 2002 net sales of $4.7 million and, had these standards been implemented during fiscal 2001, would have resulted in a reduction of second quarter fiscal 2001 net sales of $4.2 million, with corresponding reductions in advertising and promotion expense and selling expense during the respective periods. This change has had the effect of increasing gross margin, selling, general and administrative expenses as a percentage of total revenue and EBITDA margin in comparison to prior periods and has had the effect of decreasing advertising and promotion expenses as a percentage of total revenue in comparison to prior periods. After giving effect to the recently adopted EITF accounting pronouncements, total revenues for the second quarter of fiscal 2002 were $58.7 million and for the first six months of fiscal 2002 were $107.1 million. After giving effect to these pronouncements, for the second quarter of fiscal 2002 gross margin based on net sales was 71.6%, advertising and promotion expense as a percentage of total revenue was 31.0%, selling, general and administrative expense as a percentage of total revenue was 16.3% and EBITDA margin was 26.2%. For the first six months of fiscal 2002, after giving effect to the recently adopted EITF accounting pronouncements, gross margin based on net sales, selling, general and administrative expense as a percentage of total revenue and advertising and promotion expense as a percentage of total revenue were 70.9%, 17.8% and 31.7%, respectively, while EBITDA margin was 23.3%.

General Information

We are incorporated in Tennessee, and our principal executive offices are located at 1715 West 38th Street, Chattanooga, Tennessee 37409. Our telephone number is (423) 821-4571, and our website is at www.chattem.com. The information on our website does not constitute a part of this prospectus supplement. Brand names that are italicized in this prospectus summary refer to trademarks that we own or license.

The Offering

Common stock offered	1,800,000 shares

Common stock to be outstanding immediately after the offering	11,278,477 shares

Use of proceeds
We intend to utilize the net proceeds from this offering, estimated to be $56.7 million, to repay the existing indebtedness under our senior credit facility’s term loan, and for working capital and other general corporate purposes, including acquisitions.

NASDAQ National Market symbol	CHTT

Risk Factors	For a description of risks related to our business and an investment in our common stock, see “Risk Factors” beginning on page S-9.

Except as otherwise indicated, the information contained in this prospectus supplement assumes that the over-allotment option granted to the underwriters is not exercised.

The number of shares of our common stock that will be outstanding after this offering is based on the number of shares outstanding at June 14, 2002. This number excludes an aggregate of 1,082,250 shares of common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $12.77 per share, and 51,274 additional shares available for issuance under our stock plans.

Summary Consolidated Financial Data

The following summary historical consolidated financial data for fiscal 1999, 2000 and 2001 has been derived from our consolidated financial statements included elsewhere in this prospectus supplement. Our financial statements for fiscal 1999, 2000 and 2001 have been audited by Arthur Andersen LLP. Our financial statements for fiscal 2001 have been reaudited by Ernst & Young LLP. The following summary historical financial data at February 28, 2002 and for the three months ended February 28, 2001 and 2002 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus supplement and includes all adjustments necessary for the fair presentation of such data. All such adjustments are normal and recurring in nature. The income statement data as of and for the three months ended February 28, 2002 is not necessarily indicative of results to be expected for the full fiscal year. Our fiscal 2000 and fiscal 2001 financial data was significantly affected by our sale of the Ban product line in September 2000 and, as a result, fiscal 2000 and fiscal 2001 are not necessarily comparable to each other or to prior fiscal years.

On March 28, 2002, we acquired the Selsun Blue line of medicated dandruff shampoos from Abbott Laboratories for $75.0 million in cash, plus $1.4 million for inventories, which we financed with $45.0 million of borrowings under the term loan of our senior credit facility and $31.4 million of cash. The following summary income statement and other financial data does not give effect to the consummation of the Selsun Blue acquisition. The following summary unaudited pro forma consolidated balance sheet data as of February 28, 2002 gives effect to the consummation of the Selsun Blue acquisition and related borrowings as if they had occurred on February 28, 2002. This pro forma balance sheet data has been derived from the unaudited pro forma consolidated financial statements included elsewhere in this prospectus supplement. The summary unaudited pro forma balance sheet data does not represent what our financial position would have been if the Selsun Blue acquisition had been completed at that date or project our financial position or results of operations for any future period.

The pro forma as adjusted balance sheet data at February 28, 2002 gives further effect to our sale of 1,800,000 shares of common stock in this offering, at an estimated public offering price of $33.60 per share after deducting estimated underwriting discounts and commissions and offering expenses, and the application of proceeds from this offering.

This summary consolidated financial data should be read in conjunction with “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” our pro forma financial statements and the notes thereto and our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus supplement.

	Fiscal			Three Months Ended February 28,
	1999	2000	2001	2001	2002
				(unaudited)
	(in thousands, except per share data)
Income Statement Data:
Net sales(1)	$298,142	$252,699	$198,300	$42,457	$48,414
Cost of sales	75,612	74,957	52,512	12,484	14,461
Gross profit	222,530	177,742	145,788	29,973	33,953
Advertising and promotion	117,835	106,868	77,964	16,339	15,874
Selling, general and administrative	32,494	31,994	34,646	7,273	9,537

Income from operations	72,201	38,880	33,178	6,361	8,542
Other income (expense):
Interest expense, net	(36,572)	(35,729)	(21,856)	(6,504)	(4,841)
Investment and other income, net	579	1,566	2,218	1,089	106
Loss on product divestiture(2)	—	(5,018)	—	—	—

Income (loss) before income taxes, extraordinary gain (loss) and change in accounting principle	36,208	(301)	13,540	946	3,807
Provision for (benefit from) income taxes	13,667	(104)	5,145	360	1,435
Income (loss) before extraordinary gain (loss) and change in accounting principle	22,541	(197)	8,395	586	2,372
Extraordinary gain (loss) on early extinguishment of debt, net of income taxes	(2,385)	(920)	6,948	7,559	—
Cumulative effect of change in accounting principle, net of income tax benefit(3)	—	(542)	—	—	(8,877)

Net income (loss)	$20,156	$(1,659)	$15,343	$8,145	$(6,505)

Net income (loss)—basic	$2.07	$(0.18)	$1.72	$0.92	$(0.73)
Net income (loss)—diluted	$2.01	$(0.18)	$1.70	$0.92	$(0.70)

Weighted average shares outstanding	9,747	9,411	8.927	8,867	8,964
Weighted average and dilutive potential shares outstanding	10,024	9,411	9,038	8,889	9,318
Other Financial Data:
Gross margin	74.6%	70.3%	73.5%	70.6%	70.1%
Advertising and promotion as a percent of net sales	39.5	42.3	39.3	38.5	32.8
Income from operations as a percent of net sales	24.2	15.4	16.7	15.0	17.6
EBITDA(4)	$85,383	$51,251	$42,261	$8,575	$9,537
Interest expense	36,572	35,729	21,856	6,504	4,841
Depreciation and amortization	15,064	14,943	10,241	2,533	1,263
Capital expenditures	9,830	5,673	1,854	332	510

	As of February 28, 2002
	Historical	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash & equivalents	$40,606	$8,127	$26,361
Working capital	57,842	20,584	38,818
Total assets	296,505	342,552	360,786
Long-term debt(5)	204,732	244,482	204,732
Shareholders’ equity	45,619	45,619	101,671

(1)
The declines in net sales in fiscal 2000 and fiscal 2001 were largely the result of a decrease in net sales for Ban, which was sold in September 2000, from $82.6 million in fiscal 1999 to $56.0 million in fiscal 2000 as well as a product return reserve of $5.6 million for Dexatrim with PPA and a $4.0 million product return reserve related to our Sunsource products. Net sales amounts for the three months ended February 28, 2001 and 2002 have been reduced by $5.0 million and $3.5 million, respectively, to reflect the impact of EITF 00-14 and EITF 00-25, adopted by us in the first quarter of fiscal 2002, which require that certain advertising, promotion and selling expenses, previously reflected as advertising and promotion expense and selling expense, be reclassified as a reduction of net sales. Net sales amounts for fiscal 1999, 2000 and 2001 have not been reclassified to reflect the impact of EITF 00-14 and EITF 00-25. The amount of these advertising, promotion and selling expenses was $17.9 million in fiscal 1999, $34.7 million in fiscal 2000 and $17.1 million in fiscal 2001.

(2)	Reflects primarily the $4.2 million loss related to the sale of Ban.

(3)
Amounts in the first quarter of fiscal 2002 reflect our adoption of SFAS 142 which requires us to discontinue the amortization of the cost of intangible assets with indefinite lives and to perform certain fair value based tests of the carrying value of indefinite lived intangible assets. We obtained independent appraisals to determine the fair values of these intangible assets at December 1, 2001 and, as a result, recorded a write down of $8.9 million, net of income tax benefit of $5.4 million, or $0.95 per diluted share. The write down was primarily related to our Sunsource product line which has experienced a decline in sales volume as compared to sales levels at its initial purchase in fiscal 1997. Our discontinuance of this amortization favorably affected income (loss) before extraordinary gain (loss) and change in accounting principle and net income in the first quarter of fiscal 2002 by $0.9 million, net of income tax benefit, or $0.09 per diluted share. If SFAS 142 had been in effect in fiscal 1999, 2000 and 2001, the impact, net of income tax benefit, would have been $5.8 million, $5.5 million and $3.5 million, respectively. Income (loss) before extraordinary gain (loss) and change in accounting principle would have increased to $28.4 million, $5.3 million and $11.9 million, respectively, or $2.84, $0.56 and $1.31 per share, respectively, and net income for 1999, 2000 and 2001 would have increased to $26 million, $3.9 million and $18.8 million respectively, or $2.60, $0.41 and $2.08 per share, respectively. The impact of adoption on the first quarter of fiscal 2001 would have been $0.9 million, net of income tax benefit. Income (loss) before extraordinary gain (loss) and change in accounting principle and net income for the first quarter of fiscal 2001 would have increased to $1.5 million and $9 million, respectively, or $0.16 and $1.01 per share, respectively.

(4)
EBITDA represents income from operations, plus depreciation and amortization. We believe that EBITDA provides useful information regarding our operating performance and ability to service our debt. However, EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as a substitute for net income as an indicator of our operating performance or cash flow as a measure of liquidity.

(5)	Excludes current portion.

RISK FACTORS

You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement or in the accompanying prospectus before deciding to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks occur, our business, financial condition and results of operations could be materially harmed. In such an event, the trading price of our common stock could decline, and you may lose all or part of your investment.

We are a defendant in numerous lawsuits alleging injury from the use of Dexatrim products containing PPA.

We have been named as a defendant in approximately 150 lawsuits alleging that the plaintiffs were injured as a result of ingestion of products containing phenylpropanolamine, or PPA, which was an active ingredient in most of our Dexatrim products until November 2000. We anticipate that additional lawsuits will be filed with similar or other allegations related to our Dexatrim products containing PPA. Most of the lawsuits seek an unspecified amount of compensatory and exemplary or punitive damages. At this stage of the proceedings, it is not possible for us to determine the outcome of these matters or the effect of their resolution on our financial position or operating results. We can not assure you that we will be successful in the defense of these lawsuits or that these lawsuits will not have a material adverse effect on our results of operations or our financial position.

Approximately half of our existing suits represent cases involving alleged injuries by products manufactured and sold prior to our acquisition of Dexatrim in December 1998. We are being defended, and are indemnified from liability, in these cases by THE DELACO Company, Inc., successor to Thompson Medical Company, Inc., which owned Dexatrim prior to December 1998. We understand that THE DELACO Company maintains product liability insurance coverage for products manufactured and sold prior to December 1998 with annual limits of coverage and has an excess liability policy, but otherwise has only nominal assets. Accordingly, it is unlikely that THE DELACO Company, Inc. will be able to indemnify us beyond its insurance coverage. In addition, we cannot assure you that the insurance maintained by THE DELACO Company will be sufficient to cover claims related to products manufactured or sold prior to our acquisition of Dexatrim or that ultimately we will not be held liable for these claims. Although we currently maintain product liability insurance coverage for claims asserted in the balance of the lawsuits, as discussed more fully below, such coverage may be insufficient to satisfy these claims. Moreover, our product liability insurance coverage would not apply to claims arising from products manufactured and sold prior to our acquisition of Dexatrim. If we are forced to assume PPA-related liabilities arising prior to our acquisition of Dexatrim or if PPA-related lawsuits resulted in liabilities greater than amounts available under our insurance coverage, we may not have sufficient resources to satisfy these obligations.

We may become a defendant in lawsuits alleging injury from the use of Dexatrim products containing ephedrine, or from other products that we currently produce or may produce in the future.

The Food and Drug Administration, or FDA, the Drug Enforcement Administration and a number of state, local and foreign governments have enacted or proposed restrictions or prohibitions on the sale of products that contain ephedrine. See “Business—Government Regulation” for a general discussion of these proposed and issued regulations. Ephedrine can refer to the herbal substance derived from the plant ephedra or the plant heartleaf, which is used in some forms of Dexatrim Natural and Dexatrim Results, or synthetic ephedrine, an FDA regulated ingredient used in some over-the-counter drug products, which is not used in our products. Although we are not currently defending any lawsuits alleging product liability arising from ephedrine in Dexatrim, we understand that lawsuits have been filed against other manufacturers of appetite suppressants containing ephedrine, which claim that these products cause harmful effects, including strokes and heart attacks. Furthermore, in late 2000, the FDA asked the National Institute of Health to commission a review of the safety of ephedrine in herbal products used to control weight, which is expected to be issued in the Fall of 2002. The enactment of further restrictions or prohibitions on sales, the safety concerns relating to ephedrine, the publication of studies relating to the adverse effects of ephedrine or the possibility of further regulatory action, as with PPA, could result in a sharp increase in the number of ephedrine related lawsuits filed, including ones in which we are named as defendants. We only have limited product liability insurance for these potential claims, as discussed below, a substantial portion of which is self-insurance. In the future, if we face significant liabilities relating to our Dexatrim products with ephedrine, our product liability insurance is likely to be insufficient and we may not have sufficient resources to satisfy these liabilities in excess of our insurance coverage. Sales of Dexatrim with ephedrine represented 11.6% of net sales in fiscal 2001.

We are currently developing alternative formulations for Dexatrim Natural and Dexatrim Results to exclude ephedrine and plan to discontinue the marketing of Dexatrim products containing ephedrine by August of this year. While we intend to take steps to minimize returns of Dexatrim with ephedrine, returns may nevertheless occur, which could result in charges and/or reserves against sales.

An inherent risk of our business is exposure to product liability claims by users of our products. We may also experience significant product liability exposure related to our other products in the future.

Our product liability insurance coverage may be insufficient to cover existing or future product liability claims.

Our business inherently makes us the potential target of product liability claims. We currently maintain product liability insurance, principally through third party insurers, that provides coverage for product liability claims, including those asserted in the lawsuits currently pending and anticipated to be filed against us relating to the existence of PPA in Dexatrim. We have $102 million of product liability insurance coverage for injuries related to Dexatrim with PPA occurring after our acquisition of Dexatrim in December 1998 and prior to May 31, 2001, if the claims are made before May 31, 2004. Injuries occurring before December 1998 or after May 31, 2001, or claims made after May 31, 2004, would not be covered by this insurance policy. We currently have one claim that relates to injuries occurring after May 31, 2001. We maintain a significantly lower level of insurance coverage for all other potential claims relating to our products, including Dexatrim products containing ephedrine. Our product liability insurance coverage for all our other products, including those containing ephedrine, consists of $2.0 million of coverage through a third party insurer, $8.0 million of self-insured coverage through our captive insurance subsidiary, of which $0.5 million is currently funded, and $25.0 million of excess coverage through a third party insurer.

Additionally, our policies are subject to certain other limitations that are generally customary for policies of this type, such as deductibles and exclusions for exemplary and punitive damages. Since plaintiffs in product liability claims may seek exemplary and punitive damages, if these damages were awarded, some of our insurance coverage would not cover these amounts and we may not have sufficient resources to pay these damages.

The existence of PPA lawsuits and potential concerns relating to ephedrine in Dexatrim Natural and Dexatrim Results have decreased the availability, limited the available coverage and greatly increased the cost of product liability insurance to us. Any amounts paid by our insurance to satisfy product liabilities related to ephedrine would decrease product liability insurance coverage available for any other claims. If our liability for product liability claims is significant, our existing insurance is likely to be insufficient to cover these claims and we may not have sufficient resources to pay the liabilities in excess of our insurance coverage. Furthermore, our product liability insurance provided by third parties will expire at the end of each annual policy period. We may incur significant additional costs to obtain insurance coverage upon the expiration of our current policies and may not be able to obtain any coverage in the future or, if we do, it may not be sufficient to satisfy future claims.

Our acquisition strategy is subject to risk and may not be successful.

An important component of our growth strategy depends on our ability to successfully execute acquisitions, which involves numerous risks, including:

•	not accurately identifying suitable products or brands for acquisition;

•	difficulties in integrating the operations, technologies and manufacturing processes of the acquired products;

•	the diversion of management’s attention from other business concerns; and

•	incurring substantial additional indebtedness.

Any future acquisitions, or potential acquisitions, may result in substantial costs, disrupt our operations, or materially adversely affect our operating results. For example, we cannot assure you that our acquisition of Selsun Blue or the integration of that product line into our existing business will be successful, will yield the expected benefits to us or will not adversely affect our business.

We face significant competition in the over-the-counter health care, toiletries and dietary supplements markets.

The over-the-counter health care, toiletries and dietary supplements markets are highly competitive and are characterized by the frequent introduction of new products, including the migration of prescription drugs to the over-the-counter market, often accompanied by major advertising and promotional support. These introductions may adversely affect our business, especially because we compete in categories in which product sales are highly influenced by advertising and promotions. Our competitors include large over-the-counter pharmaceutical companies such as Pfizer, Inc. and Johnson & Johnson, consumer products companies such as Procter & Gamble Co. and dietary supplements companies such as Twin Lab, Inc. and Pharmaton Natural Health Products, many of which have considerably greater financial and other resources than we do and are not as highly leveraged as we are. These competitors are thus better positioned to spend more on research and development, employ more aggressive pricing strategies, utilize greater purchasing power, build stronger vendor relationships and develop broader distribution channels than us. In addition, our competitors have often been willing to use aggressive spending on trade promotions and advertising as a strategy for building market share, at the expense of their competitors, including us. The private label or generic category has also become increasingly more competitive in certain of our product markets. If we are unable to continue to introduce new and innovative products that are attractive to consumers, or are unable to allocate sufficient resources to effectively advertise and promote our products so that they achieve wide spread market acceptance, we may not be able to compete effectively, and our operating results and financial condition may be adversely affected.

Our business is regulated by numerous federal, state and foreign governmental authorities which subjects us to elevated compliance costs and risk of non-compliance.

The manufacturing, distribution, processing, formulation, packaging, and advertising of our products are subject to numerous and complicated federal, state and foreign governmental regulations. Compliance with these regulations is difficult and expensive. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of our over-the-counter products and our prescription strength Selsun Blue products. The FDA also has primary jurisdiction to regulate any advertising that we might use for the prescription strength form of Selsun Blue. In addition, the Federal Trade Commission, or FTC, has overlapping jurisdiction with the FDA to regulate the promotion and advertising of our over-the-counter products and our prescription strength Selsun Blue products.

All of our over-the-counter drug products are regulated pursuant to the FDA’s monograph system. The monographs, both tentative and final, set out the active ingredients and labeling indications that are permitted for certain broad categories of over-the-counter drug products, such as topical analgesics. Where the FDA has finalized a particular monograph, it has concluded that a properly labeled product formulation is generally recognized as safe and effective and not misbranded. A tentative final monograph indicates that the FDA has not made a final determination about products in a category to establish safety and efficacy for a product and its uses. However, companies may sell products conforming to a tentative final monograph until the final monograph is published. Products that comply with either final or tentative final monograph standards do not require pre-marketing approval from the FDA.

Most of our products are regulated pursuant to tentative final monographs. We face the risk that the FDA may finalize a monograph and exclude a formulation, including dosage form or a labeling claim that would negatively affect one or more of our products. If we desire to continue to sell a product that is outside the scope of a monograph, we would reformulate the product, if possible, or submit a new drug application to have our existing formulation approved by the FDA. The submission of a new drug application requires the preparation and submission of clinical tests, which may be time-consuming and expensive. We may not receive FDA approval of any application in a timely manner, or at all. If we were not able to conform our product to the conditions described in a final monograph, or submit a new drug application and obtain approval in a timely manner, we would be required to discontinue selling the affected product. Changes in monographs could also require us to revise our labeling, modify our production process or provide additional scientific data, each of which would involve additional costs, which may be prohibitive.

In connection with the FDA’s review of tentative final monographs, it:

•	is actively studying the efficacy of the active ingredient in Aspercreme and Sportscreme, two of our topical analgesics;

•	has expressed concerns about the safety of ephedrine contained in some of our Dexatrim products; and

•	has expressed concerns about the safety and efficacy of an active ingredient in our Pamprin and Premsyn PMS products.

We expect that we will need to produce clinical data in support of the active ingredient in Aspercreme and Sportscreme, two of our topical analgesics, or reformulate these products. Producing this clinical data could take at least one year, if not longer, and ultimately may not be successful. In each case referred to above, the FDA may revise the monograph to remove any of these specific active ingredients or labeling claims. Following a short grace period, if any, we would need to discontinue production of the affected product until we complied with FDA standards. The suspension or discontinuation of one or more these products may have a material adverse effect on our business. In fiscal 2001, sales of Aspercreme and Sportscreme represented 8.9% of net sales, sales of our Dexatrim products containing ephedrine represented 11.6% of net sales and sales of Pamprin and Premsyn PMS represented 7.1% of net sales.

In accordance with the Federal Food, Drug, and Cosmetic Act and FDA regulations, our manufacturing processes must also comply with the FDA’s current good manufacturing practices, or GMPs. The FDA inspects our facilities periodically to determine if we are complying with GMPs.

If we fail to comply with federal, state or foreign regulations, we could be required to:

•	suspend manufacturing operations;

•	change product formulations;

•	suspend the sale of products with non-complying specifications;

•	prepare and submit a new drug application or abbreviated new drug application; or

•	change product labeling, packaging or advertising or take other corrective action.

Any of these actions could materially and adversely affect our financial results.

Our success depends on our ability to anticipate and respond in a timely manner to changing consumer demands.

Our success depends on our products’ appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change. If our current products do not meet consumer demands, our sales may decline. In addition, our growth depends upon our ability to develop new products through product line extensions and product modifications, which involve numerous risks. We may not be able to accurately identify consumer preferences and translate our knowledge into customer-accepted products or successfully integrate these products with our existing product platform or operations. We may also experience increased expenses incurred in connection with product development, marketing and advertising that are not subsequently supported by a sufficient level of sales, which would negatively affect our margins. Furthermore, product development may divert management’s attention from other business concerns which could cause sales of our existing products to suffer. Regardless, newly developed products may not contribute favorably to our operating results.

We rely on a few large customers, and in particular Wal-Mart Stores, Inc., for a significant portion of our sales.

In fiscal 2001, Wal-Mart Stores, Inc. represented approximately 27% of our net sales, our ten largest customers represented approximately 60% of our net sales and our 20 largest customers represented approximately 75% of our net sales. Consistent with industry practice, we do not operate under a long-term written supply contract with Wal-Mart Stores, Inc. or any of our other customers. Our business would materially suffer if we lose Wal-Mart Stores, Inc. as a continuing major customer or if our business with Wal-Mart Stores, Inc. significantly decreases. The loss of sales to any other large customer could also materially and adversely affect our financial results.

On January 22, 2002, Kmart Corporation, a customer representing approximately 5% of our consolidated net sales in fiscal 2001, filed a petition under Chapter 11 of the United States Bankruptcy Code. We continue to sell to Kmart Corporation at decreased volume levels and as of May 31, 2002 our receivables from Kmart Corporation were $1.0 million. However, we have no assurances of the future viability of Kmart Corporation. We may be unable to collect amounts owed to us by Kmart Corporation in a timely manner, or at all, which may negatively affect our results of operations and cash flow.

We may be adversely affected by fluctuations in buying decisions of mass merchandisers, drug and food trade buyers and the trend toward retail trade consolidation.

We sell our products to mass merchandiser, food and drug retailers in the United States. Consequently, our net sales are affected by fluctuations in the buying patterns of these customers. These fluctuations may result from seasonality, pricing, wholesale buying decisions, economic conditions and other factors. In addition, with the growing trend towards retail consolidation, we are increasingly dependent upon a few leading retailers whose bargaining strength continues to grow due to their size. Such retailers have demanded, and may continue to demand, increased service and order accommodations, as well as price concessions. As a result, we may face downward pressure on our prices and increased expenses to meet these demands, which would reduce our margins. We also may be negatively affected by changes in the policies of our retail trade customers, such as inventory destocking, limitations on access to shelf space and other conditions.

We rely on third party manufacturers for a portion of our product portfolio, including products under our Gold Bond, Icy Hot and Dexatrim brands.

We use third party manufacturers to make products representing approximately 40% of our fiscal 2001 sales volume, including our Gold Bond medicated powders and spray, the Icy Hot Patch, Herpecin-L, Dexatrim and our Sunsource line of dietary supplements. In many cases, third party manufacturers are not obligated under contracts that fix the term of their commitments and they may discontinue production upon little or no advance notice. Manufacturers also may experience problems with product quality or timeliness of product delivery. We rely on these manufacturers to comply with applicable current good manufacturing practices. The loss of a contract manufacturer may force us to shift production to in-house facilities and possibly cause manufacturing delays, disrupt our ability to fill orders, or require us to suspend production until we find another third party manufacturer. We are not able to control the manufacturing efforts of these third party manufacturers as closely as we control our business. Should any of these manufacturers fail to meet our standards, we may face regulatory sanction, additional product liability claims or customer complaints, which could harm our reputation and our business.

For a transition period, we will rely on Abbott Laboratories, the prior owner of Selsun Blue, to manufacture products for us domestically and manufacture, market, sell and distribute products for us internationally.

Abbott Laboratories, the prior owner of Selsun Blue, or manufacturers under contract to Abbott Laboratories, will initially manufacture Selsun Blue products for us until we move domestic production to our Chattanooga, Tennessee facilities, which we expect to do by the second quarter of fiscal 2003. Abbott

Laboratories, or manufacturers under contract to Abbott Laboratories, will manufacture Selsun Blue for us internationally until we enter our own agreements with foreign contract manufacturers. Abbott Laboratories is not required to continue manufacturing Selsun Blue for us after June 2003 for domestic manufacturing and after March 2004 for international manufacturing. If we are unable to transition these manufacturing operations to our facilities or third party manufacturers, our production of Selsun Blue would be disrupted, which could materially adversely affect our business.

We will also rely on Abbott Laboratories to market, sell and distribute Selsun Blue products for us in most foreign countries until we satisfy various foreign regulatory requirements, new distributors are in place and any applicable marketing permits are transferred. During the transition period, Abbott Laboratories will pay us royalties based on net sales of Selsun Blue for such foreign countries. As we take over responsibility for the sales and marketing effort in a country, the royalty arrangement with respect to such country will terminate and we will record these international sales directly, as well as the costs and expenses associated with these sales. We expect to complete the transition for most key markets by the end of 2002 and for all other relevant foreign countries by March 2004. We cannot assure you, however, that we will be able to complete this transition in a timely manner. If we fail to assume the international marketing, selling and distribution activities by the end of the scheduled transition period in any particular country, the royalties we receive will decrease substantially and our international sales will not increase as we currently expect.

Until we do complete the transition, we will not be able to control the manufacturing, marketing, selling and distribution efforts of Abbott Laboratories for Selsun Blue as closely as we control our own business. Because Abbott Laboratories has sold its Selsun Blue product line to us, it may not devote the level of resources or attention to these activities as it had prior to the acquisition, which may cause international sales of Selsun Blue to decline relative to last year and may harm the reputation of the brand and, consequently, our business.

Our dietary supplement and appetite suppressant business could suffer as a result of injuries caused by dietary supplements in general, unfavorable scientific studies or negative press.

Our dietary supplements, consisting of Dexatrim and the Sunsource product line, represent 20% of our fiscal 2001 net sales. We generally do not conduct or sponsor clinical studies relating to the ability of our dietary supplements to provide specific health benefits. As a result, we are highly dependent upon consumers’ perception of the benefit and integrity of the dietary supplements business, as well as the safety and quality of products in that industry. Injuries caused by dietary supplements or unfavorable scientific studies or news relating to products in this category may negatively affect consumers’ overall perceptions of products in this category, including our products, which could harm the goodwill of these brands and cause our sales to decline.

Our business could be adversely affected if we are unable to successfully protect our intellectual property.

Our trademarks are of material importance to our business and are among our most important assets. In fiscal year 2001, substantially all of our net sales were from products bearing proprietary or licensed brand names. Accordingly, our future success may depend in part upon the goodwill associated with our brand names, particularly Gold Bond, Selsun Blue, Icy Hot, pHisoderm and Dexatrim. Although our principal brand names are registered trademarks in the United States and certain foreign countries, we cannot assure you that the steps we take to protect our proprietary rights in our brand names will be adequate to prevent the misappropriation of these registered brand names in the United States or abroad. In addition, the laws of some foreign countries do not protect proprietary rights in brand names to the same extent as do the laws of the United States. We cannot assure you that we will be able to successfully protect our trademarks from infringement or otherwise. The loss or infringement of our trademarks could impair the goodwill associated with our brands, harm our reputation and materially adversely affect our financial results.

We license additional intellectual property from third parties that is used in certain of our products, and we cannot assure you that these third parties can successfully maintain their intellectual property rights. In addition, the sale of these products relies on our ability to maintain and extend our licensing agreements with third parties, and we cannot assure you that we will be successful in maintaining these licensing agreements. Any significant impairment of the intellectual property covered by these licenses, or in our rights to use this intellectual property, may cause our sales to decline.

We may face litigation in the future, either to protect our intellectual property rights or to defend against claims that we have infringed the intellectual property rights of others. Intellectual property litigation can be extremely expensive, and such expense could materially adversely affect our business.

Because most of our operations are located in Chattanooga, Tennessee, we are subject to regional and local risks.

Approximately 65% of our net sales in fiscal 2001 were from products manufactured in two plants located in Chattanooga, Tennessee. We store the raw materials used in our manufacturing activities in two warehouses that are also located in Chattanooga. We package and ship most of our products from Chattanooga. Additionally, our corporate headquarters are also located in Chattanooga and most of our employees live in the area. Because of this, we are subject to regional and local risks, such as:

•	changes in state and local government regulations;

•	severe weather conditions, such as floods, ice storms and tornadoes;

•	natural disasters, such as fires and earthquakes;

•	power outages;

•	nuclear facility incidents;

•	spread of infectious diseases;

•	hazardous material incidents; or

•	any other catastrophic events in our area.

If our region, city or facilities were to suffer a significant disaster, our operations are likely to be disrupted and our business would suffer.

We depend on sole source suppliers for two active ingredients used in our Pamprin and Premsyn PMS products and, if we are unable to buy these ingredients, we will not be able to manufacture these products.

Acetaminophen and pyrilamine maleate, active ingredients used in our Pamprin and Premsyn PMS products, which accounted for 7.1% of our net sales in fiscal 2001, are purchased from single sources of supply. Acetaminophen is sold only by Mallinckrodt, Inc. and pyrilamine maleate is produced only in India and sold only by Lonza, Inc. Financial, regulatory or other difficulties faced by these single source suppliers or significant changes in demand for these active ingredients could limit the availability and increase the price of these active ingredients. We may not be able to obtain necessary supplies in a timely manner and we may be required to pay higher than expected prices for these active ingredients, which could adversely affect our gross margin contribution from these products. Any interruption or significant delay in the supply of these active ingredients would impede our ability to manufacture these products, which would cause our sales to decline. We would not be able to find an alternative supplier and would either need to reformulate these products or discontinue their production. While we do not currently know of any facts or circumstances that would adversely affect the supply of acetaminophen or pyrilamine maleate, we cannot assure you that we will be able to continue to purchase adequate quantities of these active ingredients at acceptable prices in the future.

We are subject to the risk of doing business internationally.

In fiscal 2001, approximately 8% of our net sales were attributable to our international business. Our acquisition of Selsun Blue has greatly expanded our international business. We anticipate that our ownership of Selsun Blue will create the opportunity to introduce certain of our other brands in countries where they are not currently sold. We expect to operate in regions and countries where we have little or no experience and we may not be able to market our products in, or develop new products successfully for, these markets. We may also encounter other risks of doing business internationally, including:

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	fluctuations in foreign exchange rates, which could cause fluctuations in the price of our products in foreign markets or cause fluctuations in the cost of certain raw materials purchased by us;

•
delays resulting from difficulty in obtaining export licenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection and potentially adverse tax treatment;

•	potential trade restrictions and exchange controls;

•	differences in protection of our intellectual property rights; and

•	the burden of complying with a variety of foreign laws.

In addition, we will be increasingly subject to general geopolitical risks in foreign countries where we operate, such as political and economic instability and changes in diplomatic and trade relationships, which could affect, among other things, customers’ inventory levels and consumer purchasing which could cause our results to fluctuate and our stock price to decline. It has not been our practice to engage in foreign exchange hedging transactions to manage the risk of fluctuations in foreign exchange rates because of the limited nature of our past international operations. Due to the significant expansion of our international operations as a result of the Selsun Blue acquisition, our exposure to fluctuations in foreign exchange rates has increased.

Arthur Andersen LLP audited certain financial information included or incorporated in this Prospectus Supplement. In the event such financial information is later determined to contain false statements, you may be unable to recover damages from Arthur Andersen LLP.

Our consolidated balance sheets as of November 30, 2001 and 2000 and the related statements of income, shareholders’ equity and cash flows for the fiscal years ending November 30, 2001, 2000 and 1999 were audited by Arthur Andersen LLP. Arthur Andersen consented to the incorporation by reference of its report on such financial statements, dated January 23, 2002, into the registration statement of which this prospectus supplement is a part. In May 2002, Arthur Andersen ceased operations at its Chattanooga, Tennessee office, from which we were primarily serviced. If we were required to obtain Arthur Andersen’s consent as of the date of this prospectus supplement, we would not be able to do so. Furthermore, Arthur Andersen may not maintain its legal existence in the future. As a result, you may be limited in your ability to recover damages from Arthur Andersen under Section 11 of the Securities Act of 1933 if it is later determined that there are false statements contained in any portions of this prospectus supplement or the accompanying prospectus that have been prepared in reliance on financial data audited by Arthur Andersen.

We have a significant amount of debt that could adversely affect our business and growth prospects.

After this offering and the use of proceeds that we receive from this offering, we will have approximately $204.7 million of outstanding long-term debt. In the future we may incur significant additional debt. Our debt could have significant adverse effects on our business, including:

•	requiring us to dedicate a substantial portion of our available cash for interest payments and the repayment of principal;

•	limiting our ability to capitalize on significant business opportunities;

•	making us more vulnerable to economic downturns;

•	limiting our ability to withstand competitive pressures; and

•	making it more difficult for us to obtain additional financing on favorable terms.

If we are unable to generate sufficient cash flow from operations in the future, we may not be able to service our debt and may have to refinance all or a portion of our debt, obtain additional financing or sell assets to repay such debt. We cannot assure you that we will be able to effect such refinancing, additional financing or asset sale on favorable terms or at all.

Our operations are subject to significant environmental laws and regulations.

Our manufacturing site utilizes chemicals and other potentially hazardous materials and generates both hazardous and non-hazardous waste, the transportation, treatment, storage and disposal of which are regulated by various governmental agencies and federal, state and local laws. Under these laws, we are exposed to liability primarily as an owner or operator of real property, and as such, we may be responsible for the clean-up or other remediation of contaminated property. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future which may be retroactively applied to earlier events. In addition, compliance with more stringent environmental laws and regulations could involve significant costs.

The restrictive covenants in the indenture for our senior subordinated notes and our senior credit facility could adversely affect our financial condition and results of operations.

The terms of our indenture and our senior credit facility impose operating and financial restrictions on us, including restrictions on:

•	incurrence of additional indebtedness;

•	dividends and restricted payments;

•	investments;

•	loans and guarantees;

•	creation of liens;

•	transactions with affiliates;

•	use of proceeds from sales of assets and subsidiary stock; and

•	certain mergers, consolidations and transfers of assets.

The terms of our senior credit facility also require us to comply with financial maintenance covenants. In the future, we may have other indebtedness with similar or even more restrictive covenants. These restrictions may impair our ability to respond to changing business and economic conditions or to grow our business. In the event that we fail to comply with these covenants, there could be an event of default under the applicable debt instrument which in turn could cause a cross default to other debt instruments. As a result, all amounts outstanding under our various debt instruments may become immediately due and payable.

We are dependent on certain key executives, the loss of whom could have a material adverse effect on our business.

Our future performance depends significantly upon the efforts and abilities of certain members of senior management, in particular those of Zan Guerry, our chairman and chief executive officer, and A. Alexander Taylor II, our president and chief operating officer. If we were to lose any key senior executive, our business could be materially adversely affected.

Our shareholder rights plan and restated charter contain certain provisions that may delay or prevent a merger, tender offer or other change of control of us.

Provisions of our shareholder rights plan and our restated charter, as well as certain provisions of Tennessee corporation law, may deter unfriendly offers or other efforts to obtain control over us and could deprive you of your ability to receive a premium on your common stock.

Generally, if any person attempts to acquire 15% or more of our common stock then outstanding without the approval of our independent directors, pursuant to our shareholder rights plan, our shareholders may purchase a significant amount of additional shares of our common stock at 50% of the then applicable market price. This threat of substantial dilution will discourage takeover attempts not approved by our board, despite significant potential benefits to our shareholders.

Our restated charter contains the following additional provisions which have the effect of discouraging take-over attempts:

•
our directors are divided into three classes, with only one class of directors elected at each annual meeting for a term of three years, making it difficult for new shareholders to quickly gain control of our board of directors;

•	directors may be removed only for cause prior to the expiration of their terms; and

•
we are prohibited from engaging in certain business combination transactions with any interested shareholder unless such transaction is approved by the affirmative vote of at least 80% of the outstanding shares of our common stock held by disinterested shareholders, unless disinterested members of our board of directors approve the transaction or certain fairness conditions are satisfied, in which case such transaction may be approved by either the affirmative vote of the holders of not less than 75% of our outstanding shares of common stock and the affirmative vote of the holders of not less than 66  2/3% of the outstanding shares of our common stock which are not owned by the interested shareholder, or by a majority of disinterested members of our board of directors, provided that certain quorum requirements are met.

The Tennessee Business Combination Act prevents an interested shareholder, which is defined generally as a person owning 10% or more of our voting stock, from engaging in a business combination with us for five years following the date such person became an interested shareholder unless before such person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination, and the proposed business combination satisfied any additional applicable requirements imposed by law and by our charter or bylaws. If the requisite approval for the business combination or share acquisition has not been obtained, any business combination is prohibited until the expiration of five years following the date such person became an interested shareholder.

The trading price of our common stock may be volatile.

The trading price of our common stock could be subject to significant fluctuations in response to several factors, some of which are beyond our control, including variations in our quarterly operating results, our leveraged financial position, potential sales of additional shares of our common stock, general trends in the consumer products industry, changes by securities analysts in their estimates or investment ratings, the relative illiquidity of our common stock, news regarding PPA-related product liability litigation and other potential product liability litigation and stock market conditions generally.

Future sales of our common stock could adversely affect the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares in the market after this offering or market perception that these sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of our common stock. Upon completion of this offering, we will have 11,278,477 shares of common stock outstanding based on the number of shares outstanding at June 14, 2002. A substantial majority of these shares, in addition to the shares sold in this offering, are freely transferable without restriction or further registration under the federal securities laws, except for any shares held by our affiliates, sales of which will be limited by Rule 144 or Rule 145 under the Securities Act of 1933.

Shareholders who collectively own 1,135,712 shares of common stock have entered into agreements with the underwriters. Under these agreements, each of these persons may not, without the prior written approval of Banc of America Securities LLC on behalf of the underwriters, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus summary, the prospectus, or in documents incorporated by reference into this prospectus summary, regarding our strategy, future operations, financial position and results of operations, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “potential,” “intends,” “continue,” “may,” “plans,” “will,” “should,” “could,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. We have included important factors in the cautionary statements included in this prospectus summary, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may be a party to or make. We do not assume any obligation to update any forward-looking statement.

MARKET DATA

We use market and industry data throughout this prospectus supplement, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and the preparers’ experience in the industry. Similarly, although we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information. In particular, market share information has been coordinated and prepared for us by A.C. Nielsen at our request, based on market segments that we defined and for which we have paid customary fees. Therefore, such data, including the market category delineations that form the basis for such data, are not necessarily representative of results that would have been obtained from an independent source.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of common stock in this offering will be $56.7 million based on an estimated public offering price of $33.60 per share and after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

We intend to use approximately $38.5 million of the net proceeds from this offering to repay the existing term loan borrowings under our senior credit facility. The remaining amount will be used for working capital and other general corporate purposes, including acquisitions. The term loan indebtedness under our senior credit facility was incurred on March 28, 2002 to finance our acquisition of the Selsun Blue product line, and it had a weighted average interest rate on May 31, 2002 of 5.03%. This term loan would otherwise mature on March 28, 2007. The senior credit facility also contains a $15.0 million revolver which also expires March 28, 2007. No amounts were outstanding under this revolver as of May 31, 2002. As of May 31, 2002, there was $38.5 million outstanding under our senior credit facility. As of May 31, 2002, after giving pro forma effect to this offering and the use of proceeds from this offering, $15.0 million would have been available for future borrowing under the revolver. While we evaluate acquisition opportunities in the ordinary course of business, we do not have any present understandings, agreements or commitments to make any acquisitions.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is quoted on the Nasdaq National Market under the symbol “CHTT.” The table below sets forth the high and low closing sales prices of our common stock as reported on the Nasdaq National Market for the periods indicated.

	High	Low
Fiscal 2000:
First Quarter	$23.438	$16.250
Second Quarter	18.875	11.813
Third Quarter	16.000	9.750
Fourth Quarter	12.313	4.500

Fiscal 2001:
First Quarter	$10.000	$4.750
Second Quarter	10.700	7.688
Third Quarter	13.500	8.500
Fourth Quarter	16.290	9.520

Fiscal 2002:
First Quarter	$19.980	$13.500
Second Quarter	32.500	16.210
Third Quarter (through June 14)	34.290	26.560

On June 14, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $33.60 per share. As of June 14, 2002, there were approximately 334 holders of record of our common stock. The number of record holders does not include beneficial owners whose shares are held in the name of the banks, brokers, nominees or other fiduciaries.

We plan to retain earnings to finance our future growth, and we have no current plans to pay cash dividends to our shareholders. The payment of any future cash dividends will be at the sole discretion of our board of directors and will depend upon, among other things, our future earnings, our capital requirements, and our general financial condition. We are currently limited in our ability to pay dividends on our common stock by our senior credit facility and the indenture under which our senior subordinated notes are issued.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of February 28, 2002 on an actual basis, on a pro forma basis to give effect to the acquisition of Selsun Blue and the related borrowings and on a pro forma as adjusted basis to give further effect to this offering and the use of proceeds from this offering. This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” our pro forma combined financial statements and the notes thereto and our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus supplement.

	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$40,606	$8,127	$26,361

Long term debt:
Senior credit facility(1)(2)	—	45,000	—
Senior subordinated notes	$204,732	$204,732	$204,732

Total long term debt	$204,732	$249,732	$204,732

Shareholders’ equity:
Preferred shares, without par value; 1,000,000 shares authorized, none issued	—	—	—

Common shares, without par value; 50,000,000 shares authorized, 9,478,477 shares issued and outstanding, actual and pro forma; 11,278,477 shares issued and outstanding, as adjusted(3)	1,863	1,863	2,237
Paid in surplus	65,602	65,602	121,961
Accumulated deficit(4)	(17,625)	(17,625)	(18,306)
Unamortized value of restricted common shares issued	(796)	(796)	(796)

Cumulative other comprehensive income:
Foreign currency translation adjustment	(2,425)	(2,425)	(2,425)
Minimum pension liability adjustment, net of income taxes	(1,000)	(1,000)	(1,000)

Total shareholders’ equity	45,619	45,619	101,671

Total capitalization	$250,351	$295,351	$306,403

(1)	Includes current portion.

(2)
We prepaid $6.5 million of the outstanding balance of our term loan in May 2002. As of May 31, 2002, we had $38.5 million of outstanding debt remaining under our term loan.The pro forma as adjusted amount also reflects this prepayment. As of May 31, 2002, after giving pro forma effect to this offering and the use of proceeds from this offering, $15.0 million would have been available for future borrowing under the revolving credit portion of our senior credit facility.

(3)
Excludes an aggregate of 1,082,250 shares of common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $12.77 per share, and 51,274 additional shares available for issuance under our stock plans, in each case as of June 14, 2002.

(4)
Pro forma amount reflects a write-off of $0.7 million, net of tax, of deferred financing costs arising from the prepayment of outstanding borrowings under our senior credit facility with a portion of the net proceeds of this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data for fiscal 1997, 1998, 1999, 2000 and 2001 has been derived from our consolidated financial statements included or incorporated by reference elsewhere in this prospectus supplement and the accompanying prospectus. Our financial statements for fiscal 1997, 1998, 1999, 2000 and 2001 have been audited by Arthur Andersen LLP. Our financial statements for fiscal 2001 have been reaudited by Ernst & Young LLP. The following selected historical financial data at February 28, 2002 and for the three months ended February 28, 2001 and 2002 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus supplement and includes all adjustments necessary for the fair presentation of such data. All such adjustments are normal and recurring in nature. The income statement data as of and for the three months ended February 28, 2002 is not necessarily indicative of results to be expected for the full fiscal year. Our fiscal 2000 and fiscal 2001 financial data was significantly affected by our sale of the Ban product line in September 2000 and, as a result, fiscal 2000 and fiscal 2001 are not necessarily comparable to prior fiscal years.

This selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the notes thereto included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Fiscal					Three Months Ended February 28,
	1997	1998	1999	2000	2001	2001	2002
	(dollars in thousands)					(unaudited)
Income Statement Data:
Net sales(1)	$143,235	$220,064	$298,142	$252,699	$198,300	$42,457	$48,414
Cost of sales	39,253	60,889	75,612	74,957	52,512	12,484	14,461

Gross profit	103,982	159,175	222,530	177,742	145,788	29,973	33,953
Advertising and promotion	56,176	86,592	117,835	106,868	77,964	16,339	15,874
Selling, general and administrative	22,303	27,364	32,494	31,994	34,646	7,273	9,537

Income from operations	25,503	45,219	72,201	38,880	33,178	6,361	8,542
Other income (expense):
Interest expense	(16,319)	(26,676)	(36,572)	(35,729)	(21,856)	(6,504)	(4,841)
Investment and other income, net	1,679	881	579	1,566	2,218	1,089	106
Gain (loss) on product divestitures(2)	—	9,548	—	(5,018)	—	—	—

Income (loss) before income taxes, extraordinary gain (loss) and change in accounting principle	10,865	28,972	36,208	(301)	13,540	946	3,807
Provision for (benefit from) income taxes	3,847	10,844	13,667	(104)	5,145	360	1,435

Income (loss) before extraordinary gain (loss) and change in accounting principle	7,016	18,128	22,541	(197)	8,395	586	2,372
Extraordinary gain (loss) on early extinguishment of debt, net of income taxes	(1,131)	(2,859)	(2,385)	(920)	6,948	7,559	—
Cumulative effect of change in accounting principle, net of income tax benefit(3)	—	—	—	(542)	—	—	(8,877)

Net income (loss)	$5,885	$15,269	$20,156	$(1,659)	$15,343	$8,145	$(6,505)

	Fiscal					Three Months Ended February 28,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)					(unaudited)
Net income (loss) per share— basic	$0.67	$1.63	$2.07	$(0.18)	$1.72	$0.92	$(0.73)
Net income (loss) per share— diluted	$0.65	$1.57	$2.01	$(0.18)	$1.70	$0.92	$(0.70)

Weighted average shares outstanding	8,793	9,374	9,747	9,411	8,927	8,867	8,964
Weighted average and dilutive potential shares outstanding	9,123	9,735	10,024	9,411	9,038	8,889	9,318
Other Financial Data:
Gross margin	72.6%	72.3%	74.6%	70.3%	73.5%	70.6%	70.1%
Advertising and promotion as a percent of net sales	39.2	39.3	39.5	42.3	39.3	38.5	32.8
Income from operations as a percent of net sales	17.8	20.5	24.2	15.4	16.7	15.0	17.6
EBITDA(4)	$31,242	$53,889	$85,383	$51,251	$42,261	$8,575	$9,537
Interest expense	16,319	26,676	36,572	35,729	21,856	6,504	4,841
Depreciation and amortization	6,381	9,827	15,064	14,943	10,241	2,533	1,263
Capital expenditures	2,758	9,050	9,830	5,673	1,854	332	510
Balance Sheet Data:
Cash and cash equivalents	$4,858	$2,076	$2,308	$102,534	$35,445	$37,581	$40,606
Working capital	15,520	684	26,413	126,029	53,579	58,975	57,842
Total assets	178,744	369,012	491,624	402,076	299,673	327,473	296,505
Long-term debt(5)	133,475	273,913	358,950	304,077	204,740	226,306	204,732
Shareholders’ equity	4,370	24,751	48,701	37,653	52,618	46,052	45,619

(1)
Increases in net sales in fiscal 1998 and 1999 were primarily the result of our acquisition of the Ban line of antiperspirant and deodorant products in March 1998 and the Dexatrim, Sportscreme, Aspercreme, Capzasin-P, Capzasin-HP and Arthritis Hot brands in December 1998. Net sales for Ban were $59.2 million in fiscal 1998, $82.6 million in fiscal 1999 and $56.0 million in fiscal 2000. Net sales for Dexatrim and these topical analgesic brands were $49.4 million in fiscal 1999, $44.5 million in fiscal 2000 and $49.6 million in fiscal 2001. The declines in net sales in fiscal 2000 and fiscal 2001 were largely the result of the sale of Ban in September 2000, a product return reserve of $5.6 million for Dexatrim with PPA and a $4.0 million product return reserve related to our Sunsource products. Net sales amounts for the three months ended February 28, 2001 and 2002 have been reduced by $5.0 million and $3.5 million, respectively, to reflect the impact of EITF 00-14 and EITF 00-25, adopted by us in the first quarter of fiscal 2002, which require that certain advertising, promotion and selling expenses, previously reflected as advertising and promotion expense and selling expense, be reclassified as a reduction of net sales. Net sales amounts for fiscal 1997, 1998, 1999, 2000 and 2001 have not been reclassified to reflect the impact of EITF 00-14 and EITF 00-25. The amount of these advertising, promotion and selling expenses was $10.4 million in fiscal 1997, $19.6 million in fiscal 1998, $17.9 million in fiscal 1999, $34.7 million in fiscal 2000 and $17.1 million in fiscal 2001.

(2)	Reflects primarily the $9.6 million of gain in fiscal 1998 related to the sale of the Corn Silk brand and the $4.2 million of loss in fiscal 2000 related to the sale of Ban.
(3)
Amounts in the first quarter of fiscal 2002 reflect our adoption of SFAS 142 which requires us to discontinue the amortization of the cost of intangible assets with indefinite lives and to perform certain fair value based tests of the carrying value of indefinite lived intangible assets. We obtained independent appraisals to determine the fair values of these intangible assets at December 1, 2001 and, as a result, recorded a write down of $8.9 million, net of income tax benefit of $5.4 million, or $0.95 per diluted share. The write down was primarily related to our Sunsource product line which has experienced a decline in sales volume as compared to sales levels at its initial purchase in fiscal 1997. Our discontinuance of this amortization favorably affected income (loss) before extraordinary gain (loss) and change in accounting principle and net income in the first quarter of fiscal 2002 by $0.9 million, net of income tax benefit, or $0.09 per diluted share. If SFAS 142 had been in effect in fiscal 1997, 1998, 1999, 2000 and 2001, the impact, net of income tax benefit, would have been $1.7 million, $3.7 million, $5.8 million, $5.5 million and $3.5 million, respectively. Income (loss) before extraordinary gain (loss) and change in accounting principle would have increased to $8.7 million, $21.8 million, $28.4 million, $5.3 million and $11.9 million, respectively, or $0.89, $2.39, $2.84, $0.56 and $1.31 per share, respectively, net income for 1997, 1998, 1999, 2000 and 2001 would have increased to $10.1 million, $19 million, $26 million, $3.8 million, $18.8 million, respectively, or $1.03, $2.08, $2.60, $0.41 and $2.08 per share, respectively. The impact of adoption on the first quarter of fiscal 2001 would have been $0.9 million, net of income tax benefit. Income (loss) before extraordinary gain (loss) and change in accounting principle and net income for the first quarter of fiscal 2001 would have increased to $1.5 million and $9 million, respectively, or $0.16 and $1.01 per share, respectively.

(4)
EBITDA represents income from operations, plus depreciation and amortization. We believe that EBITDA provides useful information regarding our operating performance and ability to service our debt. However, EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as a substitute for net income as an indicator of our operating performance or cash flow as a measure of liquidity.

(5)	Excludes current portion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Historical Consolidated Financial Data” and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus supplement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those set forth under “Risk Factors” in this prospectus supplement.

Overview

We are a leading marketer and manufacturer of a broad portfolio of branded over-the-counter healthcare products, toiletries and dietary supplements, including such categories as topical analgesics, skin care products, appetite suppressants and medicated dandruff shampoos. Our portfolio of products includes well-recognized brands, such as Icy Hot, Aspercreme and Flexall topical analgesics; Gold Bond medicated skin care powder, cream, lotion and spray products; pHisoderm medicated acne treatment products and skin cleansers; Dexatrim appetite suppressants; and Selsun Blue medicated dandruff shampoos. Our products target niche markets that are often outside the core product areas of large companies where we believe we can achieve and sustain significant market penetration through strong advertising and promotion support. Many of our products are among the U.S. market leaders in their respective categories. For example, our portfolio of topical analgesic brands and our Gold Bond medicated body powders have the leading U.S. market share in these categories.

We have grown by actively acquiring new brands and expanding our existing brands. Our strategy to achieve future growth is to acquire new brands, generate profitable internal growth and expand our international business.

On March 28, 2002, we acquired the Selsun Blue line of medicated dandruff shampoos from Abbott Laboratories for $75.0 million in cash, plus $1.4 million for inventories, which we financed with a $45.0 million term loan under our senior credit facility and $31.4 million of cash. We acquired the worldwide rights (except in India) to manufacture, sell and market Selsun Blue plus related intellectual property and manufacturing equipment. In 2001, Selsun Blue recorded approximately $41.0 million in sales and product contribution of $13.5 million.

Abbott Laboratories, or manufacturers under contract to Abbott Laboratories, will initially manufacture Selsun Blue for us domestically until June 2003, or such earlier date as we move production to our Chattanooga, Tennessee facilities, which we expect to do by the second quarter of 2003. Abbott Laboratories, or manufacturers under contract to Abbott Laboratories, will manufacture Selsun Blue for us internationally until March 2004 or such earlier date as we enter our own agreements with foreign contract manufacturers. We will generally pay Abbott Laboratories 10% over standard manufacturing costs until we assume manufacturing or enter into our own third party agreements, except as discussed below. We will also rely on Abbott Laboratories to market, sell and distribute Selsun Blue products for us in most foreign countries until we satisfy various foreign regulatory requirements, new distributors are in place and any applicable marketing permits are transferred. During the transition period, Abbott Laboratories will pay us a royalty equal to 28% of international sales in these countries. Abbott Laboratories will pay all costs and expenses related to the manufacture, marketing and sales of Selsun Blue in these foreign countries. As we take over responsibility for the sales and marketing effort in a country, the royalty arrangement with respect to such country will terminate and we will record these international sales directly, as well as the costs and expenses associated with these sales. We expect to complete the transition for most key markets by the end of 2002 and for all other relevant foreign countries by March 2004.

In fiscal 2001, our international sales were $16.5 million, or 8% of net sales. In 2001, Selsun Blue was sold in approximately 90 countries, with aggregate international sales of $20.1 million, or approximately 50% of its total net sales. Our plan is to expand Selsun Blue’s international presence both in existing markets and new markets such as China and Japan. We also intend to leverage Selsun Blue’s international marketing and distribution network to launch other brands in countries where they are not currently being sold.

Other recent key brand acquisitions include our acquisition of Dexatrim, a line of appetite suppressants, Aspercreme, Capzasin, Sportscreme and Arthritis Hot, topical analgesics, in December 1998, and Gold Bond, the leading medicated body powder in the United States, in 1996.

Product line extensions are a key element of our effort to generate profitable internal growth. In fiscal 1999, we introduced MUDD Self-Heating Skin Cleanser. In fiscal 2000, we introduced pHisoderm 4-Way Daily Acne Cleanser and pHisoderm Blemish Patch. During fiscal 2001, we introduced Dexatrim Natural Ephedrine Free, Icy Hot Patch, BullFrog Fast Blast and BullFrog Sensitive Skin as line extensions. During the first quarter of fiscal 2002, we introduced Dexatrim Results, Gold Bond Foot Spray, pHisoderm Acne Body Wash and pHisoderm Acne Facial Masque, and we recently began shipping pHisoderm Clear Swab.

Line extensions, product introductions and acquisitions require a significant amount of introductory advertising and promotional support. For a period of time these products do not generate a commensurate amount of sales or earnings. As a result, we may experience a short-term impact on our profitability.

We continually evaluate the profit potential of and markets for our brands and, in instances where our objectives are not realized, will dispose of these underperforming brands and redeploy the assets. For example, in September 2000 we sold the Ban product line of antiperspirants and deodorants for $160.0 million, plus inventories and the assumption of certain liabilities, in response to major shifts in the competitive environment in this product category and the resulting prospect of declining sales. We used $52.2 million of the net proceeds from the sale of Ban to repay all of the outstanding indebtedness under our prior senior credit facility. In fiscal 2001, we sold Norwich aspirin for $1.1 million. In fiscal 1998, we sold the Cornsilk oil control makeup brand for $10.7 million, plus inventories and the assumption of certain liabilities. We recorded a loss on product divestitures in fiscal 2000 of $4.2 million related to the sale of Ban and $0.8 million in connection with the sale of Norwich aspirin.

In November 2000 we voluntarily withdrew our Dexatrim products containing PPA from the market. As a result of the withdrawal, we recorded $8.4 million of charges, including a reserve of $5.6 million for estimated product returns and a write down of $2.8 million for inventories. In fiscal 2000, sales of Dexatrim containing PPA constituted approximately $18.0 million of the total Dexatrim brand sales of $29.0 million. Despite the absence of sales of Dexatrim containing PPA in fiscal 2001, total Dexatrim sales in fiscal 2001 were $27.6 million, as a result of the growth of Dexatrim Natural sales from $10.9 million in fiscal 2000 to $27.5 million in fiscal 2001.

We currently offer two versions of Dexatrim: Dexatrim Natural and Dexatrim Results, both of which are available in regular and ephedrine-free formulas. Given the perceived safety concerns and the regulatory uncertainties relating to ephedrine, we are currently developing alternative formations for Dexatrim Natural and Dexatrim Results to exclude ephedrine. We currently plan to discontinue the marketing of Dexatrim products containing ephedrine by August of this year, which may result in charges and/or reserves against sales during fiscal 2002 and the following fiscal year.

On January 12, 2002, Kmart Corporation, a customer of ours representing approximately 5% of our fiscal 2001 consolidated net sales, filed a petition under Chapter 11 of the United States Bankruptcy Code. At the time of filing Kmart Corporation owed us approximately $1.2 million. In the first quarter of 2002, we increased our allowance for doubtful accounts by $1.0 million for this potential loss. In the second quarter of 2002, we sold the $1.2 million of accounts receivable related to Kmart Corporation to Bank of America, N.A. for approximately $0.34 for each $1.00. We continue to sell to Kmart Corporation at decreased volume levels and as of May 31, 2002 our receivables from Kmart Corporation were $1.0 million.

The Emerging Issues Task Force, or EITF, of the Financial Accounting Standards Board, or FASB, finalized EITF Issue No. 00-14, “Accounting for Certain Sales Incentives” and EITF Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products” in November 2000 and

July 2001, respectively. EITF Issue No. 00-14 requires us to classify the reduction in or refund of the selling price of a product resulting from any cash sales incentives as a reduction of revenue. We adopted EITF Issue No. 00-14 beginning in the first quarter of fiscal 2002. In prior periods, we recognized all sales incentives as an advertising and promotion expense. This pronouncement has the effect of reducing net sales and advertising and promotion expense in comparison to prior years. Under the provisions of EITF Issue No. 00-25, we are required to reclassify certain marketing and selling expenses, previously classified under advertising and promotion expenses and selling expenses, respectively, as reductions of net sales. We adopted EITF Issue No. 00-25 beginning in the first quarter of fiscal 2002. The effects of these two pronouncements are not reflected in prior fiscal years. However, income statement information for the three months ended February 28, 2001 has been restated to reflect the effect these pronouncements would have had if adopted for that period. The amounts of these advertising, promotion and selling expenses were $17.9 million in fiscal 1999, $34.7 million in fiscal 2000 and $17.1 million in fiscal 2001.

Results of Operations

The following table sets forth, for income (loss) before extraordinary gain (loss) and change in accounting principle and for the periods indicated, certain items from our consolidated statements of income expressed as a percentage of net sales.

	Fiscal			Three Months Ended February 28,
	1999	2000	2001	2001(1)	2002(1)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%

Cost and expenses:
Cost of sales	25.4	29.7	26.4	29.4	29.9
Advertising and promotion	39.5	42.3	39.3	38.5	32.8
Selling, general and administrative	10.9	12.6	17.5	17.1	19.7

Total costs and expenses	75.8	84.6	83.3	85.0	82.4

Income from operations	24.2	15.4	16.7	15.0	17.6

Other income (expense):
Interest expense	(12.3)	(14.1)	(11.0)	(15.3)	(10.0)
Investment and other income, net	0.2	0.6	1.1	2.5	0.2
Loss on product divestitures	—	(2.0)	—	—	—

Total other income (expense)	(12.1)	(15.5)	(9.9)	(12.8)	(9.8)

Income (loss) before income taxes, extraordinary gain (loss) and change in accounting principle	12.1	(0.1)	6.8	2.2	7.8
Provision for income taxes	4.5	—	2.6	0.8	2.9

Income (loss) before extraordinary gain (loss) and change in accounting principle	7.6%	(0.1)%	4.2%	1.4%	4.9%

(1)
Amounts for the three months ended February 28, 2002 reflect the effects of our adoption of EITF Issue Nos. 00-14 and 00-25 and amounts for the three months ended February 28, 2001 have been restated to reflect the effect these pronouncements would have had if adopted during that period.

Critical Accounting Policies

The selection and application of accounting principles and methods impact our financial results. Our most critical accounting policies are described below.

Impairment Testing of Intangible Assets

In June 2001, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets”. The provisions of SFAS No. 142, which were adopted by us on December 1, 2001, require us to discontinue the amortization of the cost of intangible assets with indefinite lives and to perform certain fair value based tests of the carrying value of indefinite lived intangible assets. SFAS No. 142 requires this testing to be performed at least annually. These impairment tests are impacted by judgments as to future cash flows and brand performance. See note 2 to our audited financial statements for a further discussion of SFAS No. 142.

Product Return Reserves

Revenue is recognized when our products are shipped to our customers. It is our policy across all classes of customers that all sales are final. As is common in the consumer products industry, customers occasionally return products for a variety of reasons. Examples include product damaged in transit, discontinuance of a particular size or form of product and shipping errors. We record an estimate of products to be returned by customers as a reserve against sales. We generally base this reserve on our historical returns experience and sales volume. Significant judgment is required when estimating the reserves for product returns.

For a summary of our significant accounting policies, see note 2 to our audited financial statements.

Comparison of Three Months Ended February 28, 2002 and 2001

Our net sales in the first quarter of fiscal 2002 increased $6.0 million, or 14.0%, to $48.4 million from $42.5 million in the first quarter of 2001. Domestic sales increased $5.4 million, or 13.6%, to $45.4 million from $39.9 million. International sales increased $0.5 million, or 20.7%, from $2.5 million in the first quarter of fiscal 2001 to $3.0 million in the first quarter of fiscal 2002. For purposes of this comparison, the prior year amounts have been restated to reflect the impact of EITF Issue No. 00-14 and Issue No. 00-25.

For our domestic products, first quarter fiscal 2002 sales increases were recognized for the topical analgesic product group, which includes Icy Hot, Aspercreme, Flexall, Sportscreme, Capzasin and Arthritis Hot, and the Dexatrim, Garlique and pHisoderm brands. Gold Bond experienced a marginal increase in sales, with Gold Bond Medicated Powder and the newly introduced Gold Bond Foot Spray showing important sales gains, which increases were offset primarily by a decline in Gold Bond medicated lotion sales as a result of a relatively mild winter. Sales declines were recorded for Pamprin and the Sunsource brands, except for Garlique. Sales of our other products remained mostly unchanged.

The increased sales for our topical analgesic product group were led by sales increases of 97% for Icy Hot and 20% for Aspercreme, which benefited from a 15% increase in advertising and promotion expenditures for the entire product line. Icy Hot sales also benefited from the introduction of the Icy Hot Patch which shipped beginning in the second quarter of fiscal 2001. The increase in sales of Dexatrim and pHisoderm was primarily the result of the introduction of line extensions in the first quarter of fiscal 2002, specifically Dexatrim Results, pHisoderm Acne Body Wash and pHisoderm Acne Facial Masque. Garlique sales benefited from additional advertising and promotion support. The decline in Pamprin sales was primarily due to reduced advertising and promotion expenditures and intense competition in the menstrual products category. Sales variances were largely the result of changes in volume of unit sales of the particular brands.

For our international products in the fiscal 2002 period, we realized sales increases of $0.5 million, or 56.3%, and $0.1 million, or 42.3%, for the United Kingdom and United States export operations, respectively, while Canadian sales declined $0.1 million, or 5.1%. The increase in sales of the United Kingdom operation was largely associated with increased sales of the Sun-In, MUDD and Gold Bond product lines, while the sales increase for the United States export business was related almost entirely to increased sales of Icy Hot. The decrease in Canadian sales was primarily due to a meaning besides decline in currency exchange rates between the fiscal 2002 and fiscal 2001 periods. Other sales variances were largely the result of changes in volume of unit sales of the particular brands.

Cost of sales as a percentage of net sales increased to 29.9% from 29.4% in the fiscal 2001 period. This increase was primarily the result of an unfavorable change in product mix to lower gross margin product lines in the current period. The new product line extensions introduced in the fiscal 2002 period were the primary contributors to the lower gross margins.

Our advertising and promotion expenses decreased $0.5 million, or 2.8%, for the three months ended February 28, 2002 and were 32.8% of net sales compared to 38.5% in the corresponding fiscal 2001 period due to our discontinuance of amortization of goodwill partially offset by an increase in advertising and promotional spending. Increases in these expenditures were recorded for Icy Hot, Aspercreme, Dexatrim and pHisoderm, while declines in advertising and promotion expenses were recognized for the Pamprin, Premsyn PMS, Benzodent, BullFrog and Sunsource product lines.

The increase of $2.3 million, or 31.1%, in selling, general and administrative expenses in the fiscal 2002 period was largely associated with increased freight costs as a result of increased sales, increased product liability insurance expense, higher legal expenses and the addition of $1.0 million to the bad debts provision related to the Kmart Corporation bankruptcy. Our selling, general and administrative expenses were 19.7% of net sales in the current period as compared to 17.1% in the same period last year. We anticipate that we will experience additional increases in insurance costs, despite reduced amounts and scope of coverage, as a result of product liability claims relating to Dexatrim with PPA and the concern that other claims relating to Dexatrim could be filed.

Interest expense decreased $1.7 million, or 25.6%, reflecting primarily the retirement in fiscal 2001 of $99.6 million principal amount of our notes. Until our indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of our net sales.

Investment and other income for the three months ended February 28, 2002 decreased $1.0 million, or 90.3%, largely as a result of a reduction in interest income due to the use of a major portion of the funds received from the sale of Ban in September 2000 to retire $99.6 million principal amount of our senior subordinated notes in fiscal 2001.

Income before extraordinary gain and change in accounting principle increased $1.8 million in the first quarter of fiscal 2002 as compared to the same period last year. This increase was largely the result of an increase in net sales.

A cumulative effect of a change in accounting principle of $8.9 million, net of income tax benefit, was recorded for the three months ended February 28, 2002. This charge resulted from the write-off of a portion of the carrying value of indefinite lived intangible assets as required by SFAS No. 142, primarily related to our Sunsource product line which has experienced a decline in sales volume since its initial purchase in 1997.

An extraordinary gain from the early extinguishment of debt of $7.6 million, net of income taxes, was realized in the first quarter of fiscal 2001. This gain resulted from the favorable retirement of a portion of our senior subordinated notes in January 2001.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a key standard used by us to measure operating performance, but may not be comparable to similarly titled measures reported by other companies. EBITDA is used to supplement operating income as an indicator of operating performance and not as an alternative to measures defined and required by generally accepted accounting principles. EBITDA increased 11% to $9.5 million in the first quarter of fiscal 2002 as compared to $8.6 million in the first quarter of fiscal 2001. EBITDA margin increased from 18.1% of net sales in the first quarter of fiscal 2001 to 18.4% of net sales in the first quarter of fiscal 2002.

Fiscal 2001 Compared to Fiscal 2000

Our net sales for fiscal 2001 decreased $54.4 million, or 21.5%, to $198.3 million from $252.7 million for the previous fiscal year. The decrease was largely the result of the sale of Ban in September 2000, and the establishment of a product returns reserve of $9.6 million for Dexatrim with PPA and some of our Sunsource products in fiscal 2000, partially offset by a net increase in sales of other brands. The decrease consisted of a $50.3 million, or 21.7%, decrease in domestic consumer product sales from $232.1 million in fiscal 2000 to $181.8 million in fiscal 2001 and a decrease of $4.1 million, or 19.8%, in international sales to $16.5 million in fiscal 2001 from $20.6 million in fiscal 2000.

Our topical analgesic portfolio produced a sales increase in fiscal 2001 as compared to fiscal 2000, principally attributable to the success of the IcyHot Patch, introduced in the second quarter of fiscal 2001, as well as related increases in advertising and promotional support. We recorded sales increases in our topical analgesic portfolio in fiscal 2000 for Icy Hot, Aspercreme, Capzasin and Arthritis Hot while Flexall and Sportscreme recorded sales decreases. We recorded sales declines in fiscal 2001 for Dexatrim, Pamprin, Sun-In, pHisoderm and Gold Bond, although Gold Bond sales in the fourth quarter of fiscal 2001 exceeded those in the fourth quarter of fiscal 2000. Sales variances were largely the result of changes in the volume of unit sales of the particular brand.

International sales from Canadian operations decreased $0.7 million, or 10.0%, for fiscal 2001, and the United Kingdom business decreased $1.4 million, or 14.3%. The decrease in Canadian sales was due primarily to the sale of Ban in September 2000. The decrease in United Kingdom sales related to volume decreases in sales of Sun-In, Ban and Cornsilk. United States export sales decreased $2.0 million, or 55.1%, primarily due to the sale of Ban in the fourth quarter of fiscal 2000.

Cost of sales as a percentage of net sales was 26.5% in fiscal 2001 as compared to 29.7% in fiscal 2000. The percentage decrease of 3.2% in fiscal 2001 was primarily the result of a write down of $2.8 million for inventories of Dexatrim with PPA and the establishment of a $1.3 million inventory obsolescence reserve against our Sunsource products and a product returns reserve of $9.6 million for Dexatrim with PPA and some of our Sunsource products in fiscal 2000.

Advertising and promotion expenses were 39.3% of net sales in fiscal 2001 as compared to 42.3% in fiscal 2000. The cost of such expenses decreased $28.9 million, or 27.0%, to $78.0 million in fiscal 2001, from $106.9 million in fiscal 2000. The decrease was primarily the result of the sale of Ban in the fourth quarter of 2000, partially offset by additional spending on other brands. The decrease in the percent of advertising and promotion to net sales in fiscal 2001 as compared to fiscal 2000 was primarily due to charges to sales in the fourth quarter of fiscal 2000 of approximately $9.6 million for allowances for returns.

Selling, general and administrative expenses increased $2.7 million, or 8.3%, to $34.6 million in fiscal 2001 from $32.0 million in fiscal 2000 and increased as a percentage of net sales from 12.6% to 17.5%. The dollar increase was due to increased annual bonus, pension and insurance costs partially offset by decreased freight, selling commissions and bad debt expense. The increase in selling, general and administrative expenses as a percentage of net sales in fiscal 2001 as compared to fiscal 2000 was principally the result of the sale of Ban in the fourth quarter of fiscal 2000 and the net increase in dollar costs discussed above.

Interest expense decreased $13.9 million, or 38.8%, to $21.8 million in fiscal 2001 from $35.7 million in fiscal 2000, primarily as a result of payment of all of the outstanding revolver and term loan balances under our prior credit facility on September 15, 2000 and the retirement of $70.5 million principal amount of our 8.875% notes and the remaining outstanding principal balance of $29.1 million of our 12.75% notes in fiscal 2001. Until our indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of our net sales.

Investment and other income increased $0.6 million, or 41.6%, to $2.2 million in fiscal 2001 from $1.6 million in fiscal 2000 primarily due to interest income from temporary investments made with the remaining proceeds from the sale of Ban after the retirement of debt.

Income before extraordinary items and cumulative effect of a change in accounting principle was $8.4 million in fiscal 2001 as compared to a loss of $0.2 million in fiscal 2000. The loss in fiscal 2000 resulted primarily from reduced sales related to the sale of Ban and the approximately $19.3 million of charges recorded in the fourth quarter of fiscal 2000, primarily for Dexatrim with PPA and the Sunsource line of products.

EBITDA decreased 17.5% from $42.3 million in fiscal 2001 as compared to $51.3 million in fiscal 2000 due to the sale of Ban. EBITDA margin increased from 20.3% of net sales in fiscal 2000 to 21.3% of net sales in fiscal 2001. We no longer report cash earnings for periods after fiscal 2001 due to our discontinuance of amortization of goodwill beginning in the first quarter of fiscal 2002.

Fiscal 2000 Compared to Fiscal 1999

Net sales for fiscal 2000 decreased $45.4 million, or 15.2%, to $252.7 million from $298.1 million in fiscal 1999. The decrease largely resulted from declines in Ban sales and provisions made for expected returns of Dexatrim with PPA and some of our Sunsource products. The decrease consisted of a $44.5 million, or 16.1%, decrease in domestic consumer products sales to $232.1 million in fiscal 2000 from $276.6 million in fiscal 1999 and a decrease of $1.0 million, or 4.4%, in international sales to $20.6 million in fiscal 2000 from $21.5 million in fiscal 1999.

All of the topical analgesic products recorded domestic sales increases in fiscal 2000, most notably Icy Hot and Aspercreme. Domestic sales increases in fiscal 2000 were also recorded for Herpecin-L, MUDD and pHisoderm. Declines in sales were recorded for the Sunsource brands, as a result of continuing weakness of the dietary supplements’ market, as well as for Pamprin, Premsyn PMS, Gold Bond, Dexatrim, Ban, Sun-In and BullFrog. Sales variances were largely the result of changes in the volume of unit sales of the particular brand.

The increase in sales of our topical analgesic products was attributed principally to increased advertising and promotional support. MUDD and pHisoderm sales benefited from line extension introductions in fiscal 1999 and fiscal 2000 consisting of MUDD Self-Heating Skin Cleanser, pHisoderm 4-Way Daily Acne Cleanser and pHisoderm Blemish Patch, as well as increased advertising and promotional support. Herpecin-L sales also increased due to increased advertising and promotion.

The sale of the Ban product line in the fourth quarter of fiscal 2000 markedly affected its sales for fiscal 2000. Prior to the sale, however, Ban sales had declined, principally as a result of the introduction of a new, heavily promoted antiperspirant and deodorant product by a competitor and our reduction in advertising and promotional support. Gold Bond sales declined primarily due to increased competition from less expensive private label brands and reduced advertising and promotion expenditures. BullFrog sales were affected principally by the loss of a major customer, while Pamprin, Premsyn PMS and Sun-In sales declined largely as a result of reduced advertising and promotional support. The decline in sales of Dexatrim reflects our voluntary withdrawal from the marketplace of Dexatrim containing PPA. Sales of the remaining brands were relatively flat or showed modest declines in fiscal 2000.

International sales from the Canadian operation increased $0.6 million, or 9.6%, for fiscal 2000, but United Kingdom sales decreased $1.1 million, or 10.3%. The increase in Canadian sales was primarily associated with the launch of Gold Bond Medicated Lotion while decreases in Ban, Sun-In and MUDD sales constituted the principal decreases in United Kingdom sales. United States export sales declined $0.5 million, or 12.1%, in fiscal 2000, largely as a result of the sale of Ban. Sales variances were principally the result of changes in the volume of unit sales of the particular brand.

Cost of sales as a percentage of net sales in fiscal 2000 was 29.7% compared to 25.4% in fiscal 1999. The percentage increase of 4.3% in fiscal 2000 was primarily the result of the inventory write downs of $4.1 million, reflected in cost of sales and decreased net sales due to allowances for returns of $9.6 million to net sales.

Advertising and promotion expenses were 42.3% of net sales in fiscal 2000 compared to 39.5% in fiscal 1999, although these expenses in absolute terms decreased $10.9 million, or 9.3%, to $106.9 million in fiscal 2000 from $117.8 million in fiscal 1999. This dollar decrease was the result of the sale of Ban and reduced spending for generally all of our product lines except MUDD, BullFrog, pHisoderm and New Phase and Omnigest EZ, part of our Sunsource line. The increase in advertising and promotion expenses as a percentage of net sales in fiscal 2000 as compared to fiscal 1999 was primarily due to decreased sales related to charges to sales in the fourth quarter of fiscal 2000 of approximately $9.6 million for allowance for returns.

Selling, general and administrative expenses decreased $0.5 million, or 1.5%, to $32.0 million in fiscal 2000 from $32.5 million in fiscal 1999 but increased as a percentage of net sales to 12.6% in fiscal 2000 from 10.9% in fiscal 1999. This dollar decrease was largely associated with decreases in annual bonus and the pension plan curtailment gain offset by increases in direct selling costs, freight and field sales expenses. The increase in selling, general and administrative expenses as a percentage of net sales in fiscal 2000 as compared to fiscal 1999 was principally the result of the sale of Ban and decreased sales due to charges to sales in the fourth quarter of fiscal 2000 of approximately $9.6 million for allowance for returns.

Interest expense decreased $0.8 million, or 2.3%, to $35.7 million in fiscal 2000 from $36.6 million in fiscal 1999 primarily as a result of payment of all outstanding revolver and term loan balances under our prior credit facility on September 15, 2000 and the retirement of $5.4 million principal amount of our 12.75% notes, but was offset by a $0.6 million charge in the fourth quarter of fiscal 2000 related to the write off of a loss on an interest rate swap agreement that was terminated because of our retirement of the underlying debt.

Investment and other income increased $1.0 million, or 170.5%, to $1.6 million in fiscal 2000 from $0.6 million in fiscal 1999. The increase was due primarily to interest income from temporary investments made with the remaining proceeds from the sale of Ban after the retirement of our revolver and term bank loans on September 15, 2000.

Loss before extraordinary loss and change in accounting principle was $0.2 million in fiscal 2000 compared to income before extraordinary loss of $22.5 million in fiscal 1999. The loss in fiscal 2000 resulted primarily from reduced sales related to the sale of Ban and the approximately $19.3 million of charges recorded in the fourth quarter of fiscal 2000. These charges included a $4.2 million loss before taxes in connection with the sale of Ban, an impairment charge of $0.8 million in connection with the pending sale of Norwich aspirin, a reserve of $5.6 million for Dexatrim with PPA estimated product returns, a write down of $2.8 million for inventories of Dexatrim with PPA, a $4.0 million product returns reserve and a $1.3 million inventory obsolescence reserve against our Sunsource products.

EBITDA for fiscal 2000 decreased 40% from $85.4 million in fiscal 1999 as compared to $51.3 million in fiscal 2000. EBITDA margin decreased from 28.6% of net sales in fiscal 1999 to 20.3% in fiscal 2000.

Liquidity and Capital Resources

We have historically financed our operations and acquisitions with a combination of internally generated funds and borrowings. Our principal uses of cash are working capital, servicing and repayments of long-term debt, acquisitions, repurchases of our common stock and capital expenditures.

Net cash provided by operating activities was $23.7 million in fiscal 2001 and $26.5 million in fiscal 2000. The decrease in net cash provided by operating activities from fiscal 2000 to fiscal 2001 was primarily the result of a decrease in accrued liabilities offset in part by a decrease in accounts receivable. Net cash provided by operations was $4.0 million for the three months ended February 28, 2002 and $1.3 million for the three months ended February 28, 2001. The increase was primarily the result of increases in income before extraordinary gain on the early extinguishment of debt and change in accounting principle, and accrued liabilities.

Net cash used in investing activities was $1.6 million in fiscal 2001 and net cash provided by investing activities was $152.8 million in fiscal 2000. Net cash provided by investment activities in fiscal 2000 reflected the proceeds from the sale of Ban in fiscal 2000. Net cash used in investing activities was $0.1 million in the first quarter of fiscal 2002 and $0.6 million in the first quarter of fiscal 2001. The decrease was largely the result of a net decrease in other assets. In fiscal 2001 our capital expenditures totaled $1.9 million compared to $5.7 million in fiscal 2000 and $9.8 million in fiscal 1999. The decreases were due primarily to the substantial completion in fiscal 2000 of the extensive renovation of a manufacturing and warehouse facility purchased in fiscal 1998 and the acquisition of major packaging equipment in fiscal 2000. Capital expenditures are expected to be approximately $3.0 million in fiscal 2002.

Net cash used in financing activities was $89.2 million in fiscal 2001 and $79.0 million in fiscal 2000. The net cash used for financing activities in fiscal 2001 consisted primarily of repayment of the outstanding principal balance of $29.1 million of our 12.75% notes and $70.5 million principal amount of our 8.875% notes. In fiscal 2000 net cash used for financing activities included repayment of all of the outstanding balances of prior credit facility, the retirement of $5.4 million principal amount of our 12.75% notes and the repurchase of common stock. Cash provided by financing activities was $1.4 million in the first quarter of fiscal 2002 as compared to net cash used by financing activities of $65.7 million in the first quarter of fiscal 2001. The difference of $67.1 million reflected the retirement of long-term debt in the first quarter of fiscal 2001.

The following table presents certain working capital data at November 30, 2000 and 2001 and at February 28, 2001 and 2002 or for the respective periods then ended:

	November 30,		February 28,
Item	2000	2001	2001	2002
	(dollars in thousands)
Working capital (current assets less current liabilities) (at period end)	$126,029	$53,579	$58,975	57,842
Current ratio (current assets divided by current liabilities) (at period end)	3.77	3.20	2.46	2.78
Quick ratio (cash and cash equivalents and receivables divided by current liabilities (at period end))	3.15	2.32	1.73	2.12
Average accounts receivable turnover for the period then ended	5.28	6.44	5.67	6.22
Average inventory turnover for the period then ended	3.50	3.58	3.11	3.44
Working capital as a percentage of total assets (at period end)	31.34%	17.88%	18.01%	19.51%

The decrease in working capital, the current and quick ratios and working capital as a percentage of total assets at November 30, 2001 as compared to November 30, 2000 was primarily due to the reduction in cash and cash equivalents received upon the sale of Ban in connection with the payment in fiscal 2001 of the remaining outstanding balance of our 12.75% notes and a portion of the principal balance of our 8.875% notes. The change in the current and quick ratios at February 28, 2002 as compared to November 30, 2001 was primarily the result of increases in cash and cash equivalents resulting from cash generated from operations and accounts receivable more than offset by increases in accrued liabilities and payable to bank.

Days’ sales outstanding in accounts receivable were 49 at the end of the first quarter of fiscal 2002, as compared to 61 at the end of the first quarter of fiscal 2001. Days’ sales outstanding were up slightly from the fiscal 2001 year-end level of 42, reflecting our increased sales of seasonal products, which have longer payment terms. Days’ sales outstanding in accounts receivable were 78 at the end of fiscal 2000.

On January 17, 2001, we completed the consent solicitation and tender offer pursuant to which we retired $70.5 million principal amount of our 8.875% notes and $7.4 million principal amount of our 12.75% notes. The consideration paid for the consent solicitation and tender offer was $64.9 million, which was provided by the proceeds of our divestiture of the Ban product line in fiscal 2000. See note 4 to our audited financial statements for a description of the terms of our 8.875% notes. An extraordinary gain on the early extinguishment of debt of $7.6 million, net of income taxes, was recognized in the first six months of fiscal 2001. On June 15, 2001 we retired all of the remaining outstanding principal balance of $21.7 million of our 12.75% notes and accrued interest thereon. In connection with the retirement of our 12.75% notes, we recognized a loss on the early extinguishment of debt of $0.6 million, net of income tax benefit, in the third quarter of fiscal 2001. This loss primarily consisted of the premium paid on the retirement of the notes and the write-off of related unamortized deferred issuance and initial discount costs.

Our total long-term debt outstanding at February 28, 2002 and at November 30, 2001 was $204.7 million compared to $304.1 million at November 30, 2000. The net decrease of $99.3 million in fiscal 2001 reflected the payment of the entire outstanding balance of our 12.75% notes and a portion of the principal balance of our 8.875% notes. Our total long-term debt outstanding was $204.7 million at February 28, 2002.

On March 28, 2002, we obtained a $60.0 million senior secured credit facility from a syndicate of commercial banks led by Bank of America, N.A. The credit facility includes a $15.0 million revolving credit facility and $45.0 million of term loans. Borrowings of $45.0 million under the term loans of our credit facility together with cash of $31.4 million were used to finance the acquisition of Selsun Blue. For a description of our senior credit facility, see note 14 of our unaudited consolidated financial statements. We intend to use approximately $38.5 million of the net proceeds we receive from this offering, estimated to be $56.7 million, to repay borrowings under term loans of our senior credit facility. The weighted average interest rate under our senior credit facility term loans on May 31, 2002 was 5.03%. As of May 31, 2002, there was $38.5 million outstanding under our senior credit facility. As of May 31, 2002, after giving pro forma effect to this offering and the use of proceeds from this offering, $15.0 million would have been available for future borrowing under the revolving credit portion of our senior credit facility.

In fiscal 1999, our board of directors authorized repurchases of our common stock of up to $10.0 million in the aggregate. In April 2000, our board of directors authorized repurchases of up to an additional $10.0 million of our common stock. Under these authorizations, 172,500 shares at a cost of $3.9 million were repurchased in fiscal 1999, 876,500 shares at a cost of $9.5 million were repurchased in fiscal 2000 and 14,000 shares at a cost of $0.2 million were reacquired in fiscal 2001. In February 2002, we repurchased, and returned to unissued, 44,000 shares for $0.6 million. As of May 31, 2002, the remaining amount authorized by our board of directors under our stock buyback plan was $5.8 million; however, we are limited in our ability to repurchase shares due to restrictions under the terms of the indenture for our 8.875% notes and our senior credit facility.

We believe that cash provided by operating activities, our cash and cash equivalents balance, the net proceeds that we receive from this offering after debt repayment and funds available under the revolver of our senior credit facility will be sufficient to fund our capital expenditures, debt service and working capital requirements for the foreseeable future as our business is currently conducted. Any acquisitions that we make in the future may require us to obtain additional financing.

Contractual Obligations and Commercial Commitments

The following data summarizes our contractual obligations as of February 28, 2002. We had no commercial obligations at that date.

	Payments due by period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(in thousands)
Contractual Obligations:
Long-term debt(1)	$204,538	$—	$—	$—	$204,538
Operating leases	2,542	298	652	375	1,217

Total contractual cash obligations	$207,080	$298	$652	$375	$205,755

(1)
Long-term debt consists of borrowings under our senior credit facility and our 8.875% notes. We will use approximately $38.5 million of the proceeds from this offering to repay amounts outstanding under our senior credit facility.

Foreign Operations

Historically, our primary foreign operations have been conducted through our Canadian and United Kingdom subsidiaries. The functional currencies of these subsidiaries are Canadian dollars and British pounds, respectively. Fluctuations in foreign exchange rates can impact operating results, including total revenues and expenses, when translations of the subsidiary financial statements are made in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation.” For the years ended November 30, 2001 and 2000 these subsidiaries accounted for 7.5% and 6.7% of total revenues, respectively, and 3.5% and 2.0% of total assets, respectively. For the three months ended February 28, 2002 and 2001 these subsidiaries accounted for 5% of total revenues for both periods and 3% and 2% of total assets, respectively. It has not been our practice to hedge our assets and liabilities in Canada and the United Kingdom or our intercompany transactions due to the inherent risks associated with foreign currency hedging transactions and the timing of payment between us and our two foreign subsidiaries. Following our acquisition of Selsun Blue, which is sold in approximately 90 foreign countries, and had $20.1 million of international sales in 2001, our international operations will expand significantly, which will increase our exposure to fluctuations in foreign exchange rates. Historically, gains or losses from foreign currency transactions have not had a material impact on our operating results, although with our acquisition of Selsun Blue we expect this impact to increase. Losses of $7,000 and $20,000 for the years ended November 30, 2001 and 2000, respectively, and $24,000 and $3,000 for the three months ended February 28, 2002 and 2001, respectively, resulted from foreign currency transactions. See “Foreign Currency Translation” in note 2 of our audited financial statements.

Recently Issued Accounting Pronouncements

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities”, or SOP 98-5. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The initial adoption of SOP 98-5 was recorded as the cumulative effect of a change in accounting principle. This one-time charge, net of income tax benefit, was $0.5 million, or $0.06 per diluted share, in the first quarter of fiscal 2000.

In September 2000, the Emerging Issues Task Force, or EITF, of the Financial Accounting Standards Board, or FASB, reached a final consensus on EITF Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs”. EITF Issue No. 00-10 was effective beginning in the fourth quarter of fiscal 2001 and addressed the income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF concluded that amounts billed to a customer in a sales transaction related to shipping and handling should be classified as revenue. The EITF also concluded that if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes them. Costs incurred related to shipping and handling included in revenues were required to be reclassified to cost of sales. We currently classify shipping and handling costs as a selling expense. The amount of shipping and handling costs included in selling expense was $5.6 million in fiscal 2001, $7.6 million in fiscal 2000, and $6.8 million in fiscal 1999. The adoption of this pronouncement in fiscal 2001 did not have an impact on our results of operations or financial position.

In November 2000, the EITF finalized EITF Issue No. 00-14, “Accounting for Certain Sales Incentives”. EITF Issue No. 00-14 addresses the recognition, measurement and income statement classification for sales incentives offered to customers. Sales incentives include discounts, coupons, rebates, “buy one get one free” promotions and generally any other offers that entitle a customer to receive a reduction in the price of a product or service by submitting a claim for a refund or rebate. Under EITF Issue No. 00-14 the reduction in or refund of the selling price of the product or service resulting from any cash sales incentives should be classified as a reduction of revenue. In prior periods, we recognized all sales incentives as an advertising and promotion expense. Although this pronouncement has not had any impact on our operating income or financial position, the presentation prescribed has the effect of reducing net sales and advertising and promotion expense in comparison to prior years. We adopted EITF Issue No. 00-14 beginning in the first quarter of fiscal 2002. See note 2 of our audited and unaudited financial statements for the impact of the adoption of this pronouncement.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. The provisions of SFAS No. 142, which were adopted by us on December 1, 2001, require us to discontinue the amortization of the cost of intangible assets with indefinite lives resulting from acquired brands for accounting purposes and to perform certain fair value based tests of the carrying value of indefinite lived intangible assets. Accordingly, we discontinued the amortization of the cost of these intangible assets. The discontinuation of this amortization favorably affected net income in the first quarter of fiscal 2002 by $0.9 million, net of income tax benefit, or $0.09 per diluted share. Also in connection with the adoption of SFAS No. 142, we obtained independent appraisals to determine the fair value of the intangible assets at December 1, 2001 and compared their fair values with the carrying values to determine the write-down of $8.9 million, net of income tax benefit of $5.4 million, or $0.95 per diluted share. The write-down was primarily related to our Sunsource product line which has experienced a decline in sales volume from the level at its initial purchase in 1997. This adjustment is shown as a cumulative effect of change in accounting principal in the consolidated statement of income for the three months ended February 28, 2002.

In July 2001, the EITF finalized EITF Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products”. Under the provisions of EITF Issue No. 00-25 we are required to reclassify certain marketing and selling expenses as reductions of net sales. Our operating income and financial position, therefore, will not be affected. We adopted EITF Issue No. 00-25 beginning in the first quarter of fiscal 2002. See Note 2 to our audited and unaudited financial statements for the impact of the adoption of this pronouncement.

BUSINESS

We are a leading marketer and manufacturer of a broad portfolio of branded over-the-counter healthcare products, toiletries and dietary supplements, in such categories as topical analgesics, skin care products, appetite suppressants and medicated dandruff shampoos. Our product portfolio includes well-recognized brands, such as:

•	Icy Hot, Aspercreme and Flexall topical analgesics;
•	Gold Bond medicated skin care powder, cream, lotion and spray products;
•	pHisoderm medicated acne treatment products and skin cleansers;
•	Dexatrim appetite suppressants; and
•	Selsun Blue medicated dandruff shampoos.

Our products target niche markets that are often outside the core product areas of larger companies where we believe we can achieve and sustain significant market penetration through strong advertising and promotion support. Many of our products are among the U.S. market leaders in their respective categories. For example, our portfolio of topical analgesic brands and our Gold Bond medicated body powders have the leading U.S. market share in these categories. We support our brands through extensive and cost-effective advertising and promotion, the expenditures for which constituted 39% of our net sales in fiscal 2001. We sell our products nationally through mass merchandiser, drug and food channels, principally utilizing our own sales force.

Our experienced management team has grown our business by acquiring brands, developing product line extensions and increasing market penetration of our existing products. On March 28, 2002, we acquired the Selsun Blue line of medicated dandruff shampoos from Abbott Laboratories, expanding our brand portfolio into another attractive niche category. We intend to leverage our marketing, distribution and manufacturing capabilities to improve on Selsun Blue’s strong existing franchise. We expect to continue to make brand acquisitions, such as Selsun Blue, as larger consumer products and pharmaceutical companies rationalize their product portfolios.

Competitive Strengths

We believe that the following key competitive strengths are critical to our continuing success:

Diverse and broad portfolio of well-recognized branded products.    We currently market a diverse and broad portfolio of 22 brands in a variety of different product categories, including topical analgesics, skin care products, toiletries and dietary supplements. Our products are marketed under well-recognized brand names, such as our portfolio of topical analgesic brands Icy Hot, Aspercreme, Flexall, Sportscreme, Capzasin and Arthritis Hot, as well as Gold Bond, pHisoderm, Dexatrim, Selsun Blue and Garlique. Our presence in diverse product categories allows us to reduce our exposure to changing consumer demand or weakness in any single category.

Significant presence in niche markets.    We acquire and develop brands that compete in niche markets where we can achieve significant market presence and build brand equity. Our products often face less competitive pressures, because we focus on niche markets that are frequently outside the core product areas of larger consumer products and pharmaceutical companies. Our focus on niche markets provides us with the opportunity to develop strong brand equity, identify and respond to consumer trends in these markets and leverage our strong selling and distribution capabilities.

Proven advertising and promotion strategy.    We aggressively seek to build brand awareness and usage of our larger brands through extensive and cost-effective advertising strategies that emphasize the competitive strengths of our products. We rely principally on television and radio advertising and to a lesser extent print advertising and promotional programs. We strive to achieve cost-efficiencies in our advertising by being opportunistic in our purchase of media and controlling our production costs. We also maintain the flexibility to allocate purchased media time among our key brands to respond quickly to changing consumer trends and to support our growing brands. We believe our well-developed advertising and promotion platform allows us to quickly and efficiently launch and support newly acquired brands and product line extensions, as well as increase market penetration of existing brands. Advertising and promotion expenditures constituted 39% of net sales in fiscal 2001. Given the importance of our products’ brand equity, we expect to maintain a significant level of spending on advertising and promotion.

Established national sales and distribution network.    We have an established national sales and distribution network that sells to mass merchandiser, drug and food retailers such as Wal-Mart Stores, Inc., Walgreen Co. and The Kroger Co. In fiscal 2001, sales to our top ten customers constituted approximately 60% of our total sales, which allows us to target our selling efforts to our key customers and tailor specific programs to meet their needs. Through targeted sales and by utilizing our established network, including our over 50 person sales force, we believe we can effectively sell and distribute newly acquired brands and product line extensions while maintaining tight controls over our selling expenses.

Proven ability to grow through acquisitions.    A key component of our growth has been our ability to successfully identify, acquire and integrate new brands. We have focused our acquisition efforts on undermarketed brands that we believe have unrealized potential in niche markets. These include brands that are often outside the core product areas of larger consumer products and pharmaceutical companies or have been developed by smaller companies and for which we can provide national marketing and selling support. Approximately 48% of our net sales in fiscal 2001 were derived from brands that we have acquired since the beginning of 1996.

High gross margins and efficient operating structure.    In each of the past five years our gross margins have exceeded 70%. We are able to achieve these high gross margins as a result of our ability to build and maintain brand equity, our significant market presence in niche markets and efficiencies in purchasing, manufacturing and distribution. In addition, we tightly control our expenses, which strengthens our operating margins. Our high gross margins and resulting strong cash flow allow us to weather temporary fluctuations in our product markets that could otherwise more adversely affect our business.

Focused new product development.    We strive to increase the value of our base brands and obtain an increased market presence through product line extensions. We rely on internal market research as well as consultants to identify new product formulations and line extensions that we believe appeal to the needs of consumers. Recent examples of successful product line extensions include the Icy Hot Patch and Dexatrim Results. In addition, we recently began shipping Gold Bond Foot Spray, pHisoderm Acne Body Wash, pHisoderm Acne Facial Masque and pHisoderm Clear Swab.

Growth Strategy

Our strategy to achieve future growth is to acquire new brands, generate profitable internal growth and expand our international business.

Acquisitions.    We intend to identify and acquire brands in niche markets where we believe we can achieve a significant market presence through our established advertising and promotion platform, sales and distribution network and research and development capabilities. We target brands with sales that are highly responsive to increased advertising support, provide an opportunity for product line extensions through our research and development efforts and have the potential to meet our high gross margin goals. We believe we will continue to have opportunities to acquire attractive brands in niche markets, especially as larger consumer products and pharmaceutical companies rationalize their product portfolios.

Brand management and growth.     We will seek to increase market share for our major brands through focused marketing of our existing products and product line extensions, while maintaining market share for our smaller brands. Our marketing strategy is to position our products to meet consumer preferences identified through extensive use of market and consumer research. We intend to channel advertising and promotion resources to those brands that we feel exhibit the most potential for growth. We also intend to increase our new product line extension activities, as evidenced by our recent hiring of a vice president of research and development and a product development director, who have extensive experience at larger consumer products and pharmaceutical companies. In addition, we continually evaluate the profit potential of and markets for our brands and, in instances where our objectives are not realized, will dispose of these under-performing brands and redeploy the assets. For example, in fiscal 2000 we sold the Ban product line of antiperspirants and deodorants in response to major shifts in the competitive environment in this product category and the resulting prospect of declining sales.

Expansion of international business.    In fiscal 2001, our international sales were $16.5 million, or 8% of net sales. We believe that our acquisition of Selsun Blue and our recent hiring of an experienced vice president of international operations will allow us to expand our international presence. In 2001, Selsun Blue was sold in approximately 90 countries, with aggregate international sales of $20.1 million, or approximately 50% of its total net sales. Our plan is to expand Selsun Blue’s international presence in existing markets as well as new markets such as China and Japan. We also intend to leverage Selsun Blue’s international marketing and distribution network to launch our other brands in countries where they are not currently sold.

Acquisition of Selsun Blue

On March 28, 2002, we acquired the Selsun Blue line of medicated dandruff shampoos from Abbott Laboratories for $75.0 million in cash, plus $1.4 million for inventories, which we financed with $45.0 million of borrowings under the term loans of our senior credit facility and $31.4 million of cash. Selsun Blue is marketed in the United States and approximately 90 foreign countries. We acquired the worldwide rights (except in India) to manufacture, sell and market Selsun Blue plus related intellectual property and manufacturing equipment. In 2001, Selsun Blue recorded approximately $41.0 million in sales and product contribution of $13.5 million.

Abbott Laboratories, or manufacturers under contract to Abbott Laboratories, will initially manufacture Selsun Blue products for us domestically until June 2003, or such earlier date as we move production to our Chattanooga, Tennessee facilities which we expect to do by the second quarter of fiscal 2003. Abbott Laboratories, or manufacturers under contract to Abbott Laboratories, will manufacture Selsun Blue for us internationally until March 2004 or such earlier date as we enter our own agreements with foreign contract manufacturers. We will generally pay Abbott Laboratories 10% over standard manufacturing costs until we assume manufacturing or enter into our own third party agreements, except as discussed below. We will also rely on Abbott Laboratories to market, sell and distribute Selsun Blue products for us in most foreign countries until we satisfy various foreign regulatory requirements, new distributor arrangements are in place and any applicable marketing permits are transferred. During the transition period, Abbott Laboratories will pay us a royalty equal to 28% of international sales in these countries. Abbott Laboratories will pay all costs and expenses related to the manufacture, marketing and sales of Selsun Blue in these foreign countries. As we take over responsibility for the sales and marketing effort in a country, the royalty arrangement with respect to such country will terminate and we will record these international sales directly, as well as the costs and expenses associated with these sales. We expect to complete the transition for most key markets by the end of 2002 and for all other relevant foreign countries by March 2004.

Products

We currently market a diverse and broad portfolio of branded over-the-counter healthcare products, toiletries and dietary supplements, in such categories as topical analgesics, skin care products, appetite suppressants and medicated dandruff shampoos. Our branded products by category consist of:

Category and Brands	Product Description

Topical Analgesics
Icy Hot	Dual action muscular and arthritis pain relievers
Aspercreme	Odor-free arthritis pain reliever
Flexall	Aloe-vera based arthritis pain reliever
Capzasin	Deep penetrating, odor-free arthritis pain reliever
Sportscreme	Muscular pain reliever
Arthritis Hot	Value-priced arthritis pain reliever

Skin Care Products
Gold Bond	Medicated powder, cream, lotion and spray products
pHisoderm	Medicated acne treatment products and skin cleansers

Appetite Suppressants
Dexatrim	Diet pills

Medicated Dandruff Shampoos
Selsun Blue	Medicated dandruff shampoos

Dietary Supplements
Garlique	Garlic tablets
New Phase	Menopausal supplement
Rejuvex	Menopausal supplement
Omnigest EZ	Digestive aid

Internal Analgesics
Pamprin	Menstrual pain reliever
Premsyn PMS	Premenstrual pain reliever

Seasonal Products
BullFrog	Sunscreens
Sun-In	Spray-on hair lightener
Ultra Swim	Chlorine-removing shampoo, conditioner and soap

Other Products
Herpecin-L	Cold sore lip balm
Benzodent	Denture pain relief cream
MUDD	Facial deep cleanser

Topical Analgesics

Our portfolio of topical analgesics contains a variety of brands, each with characteristics designed to meet the demands of different end users. Icy Hot, available in a cream, balm, patch and stick form, is a dual action, extra strength muscular and arthritis pain reliever that appeals to a large group of users, ranging from young athletes to older consumers desiring to maintain an active lifestyle. We introduced the Icy Hot Patch in fiscal 2001 to offer concentrated pain relief in an easy to apply patch form. Aspercreme provides odor-free pain relief for sufferers of arthritis or other chronic pain. Flexall is marketed toward those who seek an aloe vera based pain reliever for conditions such as chronic back pain or muscle strain. Capzasin is an arthritis pain reliever that contains capsicin, the active ingredient that doctors recommend most for arthritis sufferers.

Medicated Skin Care Products

The Gold Bond brand, which is more than one hundred years old, competes in the adult and baby medicated powder, foot powder and spray, therapeutic lotion, anti-itch cream and antibiotic ointment markets. Gold Bond is the leading brand in the medicated body powder category in the United States. We have grown the Gold Bond franchise through successful line extensions and plan to introduce additional new products under our Gold Bond brand to drive future growth. In fiscal 1997, we added two line extensions, Gold Bond Foot Powder and Gold Bond Medicated Body Lotion. Gold Bond Antibiotic Ointment was introduced during the first quarter of fiscal 1999, while Gold Bond Sensitive Skin Body Lotion was added to the product line in fiscal 2000. In the first quarter of fiscal 2002, we introduced Gold Bond Foot Spray, an aerosol delivery form of our successful foot powder to meet the needs of customers who desire the same efficacy found in other Gold Bond products, but prefer a spray form.

pHisoderm is a line of medicated acne treatment products and skin cleansers. In fiscal 2001, we continued to focus on the growing acne portion of the business with our introduction of the 4-Way Daily Acne Cleanser. In the first quarter of fiscal 2002, we further expanded our line of acne treatment products with the introduction of pHisoderm Acne Body Wash and pHisoderm Acne Facial Masque, and we recently began shipping pHisoderm Clear Swab, which incorporates a patented swab delivery system that we license on a non-exclusive basis from the patent holder. The line also includes several formulas of liquid skin cleansers, including one for infants. The entire pHisoderm line has recently been repackaged in clear, contemporary looking packaging.

Appetite Suppressants

Dexatrim, acquired in December 1998, is a leading brand in the diet pill category. In fiscal 2001, Dexatrim enjoyed strong growth in the herbal diet aid category with Dexatrim Natural. We currently offer two versions of Dexatrim: Dexatrim Natural, a drug-free, all natural, dietary supplement available in green tea and caffeine free versions, and Dexatrim Results, a nutrition based weight control product which contains vitamins and minerals. We introduced Dexatrim Results in the first quarter of fiscal 2002. Both Dexatrim Natural and Dexatrim Results are available in regular and ephedrine-free formulas. Given the perceived safety concerns and the regulatory uncertainties relating to ephedrine, we are currently developing alternative formulations for Dexatrim Natural and Dexatrim Results to exclude ephedrine, and currently plan to discontinue the marketing of Dexatrim products containing ephedrine later this year. We discontinued marketing Dexatrim with PPA in November 2000.

Medicated Dandruff Shampoos

In March 2002, we purchased the Selsun Blue line of medicated dandruff shampoos from Abbott Laboratories. Selsun Blue was introduced in 1953 as a prescription product and was converted to an over-the-counter product in 1974. Selsun Blue is one of the most recognized brand names in the medicated dandruff shampoo market. Selsun Blue is positioned as a medicated dandruff shampoo which is the higher end, more efficacious segment of the dandruff treatment market. Selsun Blue is marketed and sold in the United States and in approximately 90 foreign countries.

Dietary Supplements

We compete in the dietary supplements category with our Sunsource line of products. Garlique garlic tablets support cardiovascular health and are positioned in the market place as a “one per day” high potency garlic supplement. Most major Garlique competitors require multiple daily doses. New Phase is a menopausal supplement which helps relieve hormonal imbalance and discomfort associated with menopause. New Phase contains 80 milligrams per tablet of natural phytoestrogens, double the isoflavone content of many leading brands. Omnigest EZ contains a blend of seven plant derived digestive enzymes that work along with the digestive enzymes produced by one’s own body to aid in the digestion of fats, proteins, carbohydrates, cellulose, and dairy products.

Internal Analgesics

Pamprin is a combination drug targeted towards relief of menstrual symptoms. Premsyn PMS is targeted towards the specific symptoms of premenstrual syndrome.

Seasonal Products

We market several seasonal brands, the bulk of whose sales typically occur in the first two quarters of our fiscal year. Our seasonal brands include BullFrog, our line of water-proof sunscreens and sunblocks, Ultra Swim, our line of chlorine-removing shampoos, conditioners and soaps, and Sun-In, a hair lightener.

Other Products

Our remaining products are smaller brands in a variety of niche markets. We generally attempt to maintain market share for these brands, while focusing the bulk of our marketing and product development efforts on our major brands. These smaller brands include Herpecin-L, a lip care product that treats cold sores and protects lips from the harmful rays of the sun, Benzodent, a dental analgesic cream for pain related to dentures, and MUDD, a line of deep cleaning facial cleansers.

International

Historically, our international business has been concentrated in Canada, Europe and Central and South America, and represented 8% of our net sales in fiscal 2001. Following our acquisition of Selsun Blue, which is sold in approximately 90 foreign countries and had $20.1 million of international sales in 2001, our international business will be significantly larger. We plan to expand Selsun Blue’s international presence in existing markets, as well as new markets such as China and Japan. We also intend to leverage Selsun Blue’s international marketing and distribution network to launch some of our other brands in countries where they are not currently being sold. We have recently hired an experienced vice president of international operations to manage Selsun Blue’s international growth and develop new business opportunities for our existing brands. Abbott Laboratories will market, sell and distribute Selsun Blue products for us in most foreign countries until we satisfy various foreign regulatory requirements, new distributor arrangements are in place and any applicable marketing permits are transferred. During the transition period, Abbott Laboratories will pay us royalties based on net sales of Selsun Blue. As we take over responsibility for the sales and marketing effort in a country, the royalty arrangement with respect to such country will terminate and we will record these international sales directly as well as the costs and expenses associated with these sales. We expect to complete the transition for most key markets by the end of 2002 and for all other relevant foreign countries by March 2004. We have recently entered into a distributor agreement for the distribution of Selsun Blue in parts of Asia previously covered by Abbott Laboratories.

Marketing, Sales and Distribution

Advertising and Promotion

We aggressively seek to build brand awareness and usage through extensive and cost effective advertising strategies that emphasize the strengths of our products. We allocate a significant portion of our revenues to the advertising and promotion of our products. Expenditures for these purposes were 39.3% of net sales in fiscal 2001, 42.3% in fiscal 2000, and 39.5% in fiscal 1999. For the three months ended February 28, 2002, these expenditures were 32.8% of net sales, excluding amortization expense, which has been included in prior fiscal years.

We will seek to increase market share for our major brands through focused marketing of our existing products and product line extensions, while maintaining market share for our smaller brands. Our marketing strategy is to position our products to meet consumer preferences identified through extensive use of market and consumer research. We intend to channel advertising and promotion resources to those brands that we feel exhibit the most potential for growth. We rely principally on television and radio advertising and to a lesser extent print advertising and promotional programs. We strive to achieve cost efficiencies in our advertising by being opportunistic in our purchase of media and controlling our production costs. We also maintain the flexibility to allocate purchased media time among our key brands to respond quickly to changing consumer trends and to support our growing brands. We believe our well developed advertising and promotion platform allows us to quickly and efficiently launch and support new brands and product line extensions, as well as increase market penetration of existing brands.

We work directly with retailers to develop promotional calendars and campaigns for each brand, customizing the promotion to the particular requirements of the individual retailer. These programs, which include cooperative advertising, temporary price reductions, in-store displays and special events, are designed to obtain or enhance distribution at the retail level and to reach the ultimate consumers of the product. We also utilize consumer promotions such as coupons, samples and trial sizes to increase the trial and consumption of the products.

Customers

Our customers consist of mass merchandiser, drug and food retailers in the United States, including Wal-Mart Stores, Inc., Walgreen Co. and The Kroger Co. In fiscal 2001, our ten largest customers represented approximately 60% of net sales, and our 20 largest customers represented approximately 75% of net sales, which allows us to target our selling efforts to our key customers and tailor specific programs to meet their needs. Our fiscal 2001 sales to Wal-Mart Stores, Inc. accounted for approximately 27% of net sales. No other customer accounts for more than 10% of consolidated net sales. Boots, Plc, a United Kingdom retailer, and Shoppers Drug Mart, a Canadian retailer, account for more than 10% of international sales. Consistent with industry practice, we do not operate under a long-term written supply contract with any of our customers.

Sales and Distribution

We have an established national sales and distribution network that sells to mass merchandiser, drug and food retailers. We utilize our national sales network, consisting primarily of our own sales force, to effectively sell and distribute newly acquired brands and product line extensions while maintaining tight controls over our selling expenses. Our experienced sales force of over 50 people serves our largest accounts on an individual basis and our smaller accounts on a regional basis. Our internal sales force accounts for 95% of dollar sales. For the more fragmented food channel and for the smaller individual stores, we rely on a national network of regional brokers. In excess of 80% of our domestic orders are received electronically through our electronic data interchange, or EDI, system and accuracy for our order fulfillment has been consistently high. Our sales department performs significant analysis, helping both our sales people and our customers to understand sales patterns and create appropriate promotions and merchandising aids for our products. Although not contractually obligated to do so, in certain circumstances, primarily for seasonal products, we allow our customers to return unsold merchandise and, for seasonal products, we provide extended payment terms to our customers.

Internationally, our products are sold by a national broker in Canada, by our own sales force in the United Kingdom and by distributors in Western Europe and Central and South America. We will rely on the Abbott Laboratories’ sales force or distributors to market and sell Selsun Blue products for us in most foreign countries until we satisfy various foreign regulatory requirements, new distributor arrangements are in place and any applicable marketing permits are transferred. We expect to complete the transition for most key markets by the end of 2002 and for all other relevant foreign countries by March 2004. We recently entered into a distributor agreement for the distribution of Selsun Blue in parts of Asia previously covered by Abbott Laboratories.

Most of our products, including those manufactured by third party manufacturers, are currently shipped from a leased warehouse located in Chattanooga, Tennessee. We also use a third party logistics service located in California to warehouse and distribute our products to the West coast area. We use outside carriers to transport our products. We do not generally experience wide variances in the amount of inventory we maintain. At present, the Company has no significant backlog of customer orders and is promptly meeting customer requirements.

Manufacturing and Quality Control

We currently manufacture approximately 60% of the sales volume of our products at our two Chattanooga, Tennessee facilities. The balance of our products are manufactured by third party contract manufacturers, including our Gold Bond medicated powders and spray, the Icy Hot Patch, Herpecin-L, Dexatrim and our Sunsource line of dietary supplements. Newly acquired products that are similar to our currently manufactured products generally can be manufactured by us with the adaptation of existing equipment and facilities or the addition of new equipment at relatively small cost. We contract with third party manufacturers to manufacture products that are not compatible with our existing manufacturing facilities or which can be more cost-effectively manufactured by others. In many cases, third party manufacturers are not obligated under contracts that fix the term of their commitment. We believe we have adequate capacity to meet anticipated demand for our products through our own manufacturing facilities and third party manufacturers.

Abbott Laboratories, or manufacturers under contract to Abbott Laboratories, will initially manufacture Selsun Blue products for us until we move domestic production to one of our Chattanooga, Tennessee facilities, which we expect to do by the second quarter of fiscal 2003 after providing notice to the Food and Drug Administration. Abbott Laboratories, or manufacturers under contract to Abbott Laboratories will manufacture Selsun Blue internationally for us until March 2004 or until we enter our own agreements with foreign contract manufacturers. Abbott Laboratories is not required to continue manufacturing Selsun Blue for us after June 2003 for domestic manufacturing and after March 2004 for international manufacturing.

To monitor the quality of our products, we maintain an internal quality control system supported by an on–site microbiology laboratory. We have quality control inspectors who regularly test our products and processes, and shepherd the products through the manufacturing cycle. Consultants also are employed from time to time to test our quality control procedures and the compliance of our manufacturing operations with FDA regulations. We rely on our third party manufacturers to comply with applicable current good manufacturing practices.

We purchase raw materials and packaging materials from a number of third party suppliers, primarily on a purchase order basis. Except for acetaminophen and pyrilamine maleate, active ingredients used in our Pamprin and Premsyn PMS products, we are not limited to a single source of supply for the ingredients used in the manufacture of our products. We believe that our current sources of supply and potential alternative sources will be adequate to meet future product demands.

Product Development

We strive to increase the value of our base brands and obtain an increased market presence through product line extensions. We rely on internal market research as well as consultants to identify new product formulations and line extensions that we believe appeal to the needs of consumers. Our growth strategy includes an increased emphasis on new product development as evidenced by our recent hiring of a vice president of research of development and a product development director, who have extensive experience at large consumer products and pharmaceutical companies. We currently employ 17 persons in our research development department and also engage consultants from time to time to provide expertise or research in a particular product area. Our product development expenditures were $1.7 million in fiscal 2001, $1.9 million in fiscal 2000 and $1.8 million in fiscal 1999.

Competition

We compete in the over-the-counter health care, toiletries and dietary supplements markets. These markets are highly competitive and are characterized by the frequent introduction of new products, including the migration of prescription drugs to the over-the-counter market, often accompanied by major advertising and promotional support. Our competitors include large over-the-counter pharmaceutical companies such as Pfizer, Inc. and Johnson & Johnson, consumer products companies such as Procter & Gamble Co. and dietary supplements companies such as Twin Lab, Inc. and Pharmaton Natural Health Products, many of which have considerably greater financial and other resources than we do and are not as highly leveraged as we are. Our competitors are thus better positioned to spend more on research and development, employ more aggressive pricing strategies, utilize greater purchasing power, build stronger vendor relationships and develop broader distribution channels than us. In addition, our competitors have often been willing to use aggressive spending on trade promotions and advertising as a strategy for building market share at the expense of their competitors, including us. The private label or generic category has also become increasingly more competitive in certain of our product markets. Our products continue to compete for shelf space among retailers who are increasingly consolidating.

Trademarks and Patents

Our trademarks are of material importance to our business and among our most important assets. We own all of our trademarks except for pHisoderm, which we license from Valmont, Inc. under a perpetual royalty free license. In fiscal 2001, substantially all of our net sales were from products bearing proprietary or licensed brand names. Accordingly, our future success may depend in part upon the goodwill associated with our brand names, particularly Gold Bond, Selsun Blue, Icy Hot, Dexatrim and pHisoderm.

Our principal brand names are registered trademarks in the United States and certain foreign countries. We maintain, or have applied for, patent and copyright protection in the United States relating to certain of our existing and proposed products and processes. We license the patented swab delivery system used in our newly introduced pHisoderm Clear Swab on a non-exclusive basis from the patent holder. We also license other intellectual property from third parties that is used in certain of our products. The sale of these products relies on our ability to maintain and extend our licensing agreements with these third parties.

Government Regulation

The manufacturing, distribution, processing, formulation, packaging, labeling and advertising of our products are subject to regulation by federal agencies, including, but not limited to:

•	the United States Food and Drug Administration;

•	the Federal Trade Commission;

•	the Drug Enforcement Administration;

•	the Consumer Product Safety Commission;

•	the United States Postal Service;

•	the Environmental Protection Agency; and

•	the Occupational Safety and Health Administration.

These activities are also regulated by various agencies of the states, localities and foreign countries in which our products are sold. In particular, the United States Food and Drug Administration, or the FDA, regulates the safety, manufacturing, labeling and distribution of dietary supplements, including vitamins, minerals and herbs, food additives, over-the-counter and prescription drugs, medical devices and cosmetics. In addition, the Federal Trade Commission, or FTC, has primary jurisdiction to regulate the advertising of over-the-counter drugs, dietary supplements, functional toiletries and skin care products.

The Federal Food, Drug and Cosmetic Act, or FDC Act, defines a “new drug” as a drug that is not generally recognized among scientifically qualified experts as safe and effective for use under the conditions stated in its labeling. A drug might also be a new drug if it has not been used, outside of clinical investigations, to a material extent or for a material time under conditions described for a product. Under the FDC Act, all new drugs, including over-the-counter products, are subject to premarket approval by the FDA under the new drug application, or NDA, process. However, a drug that is generally regarded as safe and effective is not a “new drug,” and therefore does not require premarket approval.

The FDA adopted an administrative process, the OTC Drug Review, to determine which active ingredients and indications are safe and effective for use in over-the-counter products. With the aid of independent expert advisory review panels, the FDA develops rules, referred to as monographs, that define categories of safe and effective over-the-counter drugs. The monographs group drug products into therapeutic classes, such as over-the-counter external analgesics. Products that comply with monograph conditions do not require pre-marketing approval from FDA.

The FDA has finalized some monographs for certain categories of over-the-counter drugs, such as drug products for the control of dandruff and topical acne drug products. If a product is marketed beyond the scope of a particular final monograph, such as making a labeling claim not covered by the monograph, the FDA will consider the product to be unapproved and misbranded and can take enforcement action against the drug company and product including, but not limited to, issuing a warning letter or initiating a product seizure. In order to market a product covered by a final monograph for a formulation or use outside the monograph, a company must submit a marketing application to FDA.

There are several categories of over-the-counter drugs where the FDA has not completed its review, such as for external analgesics. In such cases, FDA has established tentative final monographs. These tentative final monographs are similar to final monographs in that they establish conditions under which over-the-counter drugs can be marketed for certain uses without FDA pre-marketing approval. However, the FDA will not take enforcement action against an over-the-counter drug subject to a tentative final monograph whose ingredients and claims were on the market in 1972 and are in the OTC Review, unless there is a safety problem or a substantial effectiveness question.

All of our over-the-counter drug products are regulated pursuant to the FDA monograph system. Most of our products are sold under tentative final monographs. Therefore, we face the risk that the FDA could finalize these monographs and, if our products were no longer in compliance, we may be forced to reformulate or relabel our products, if possible, or submit a new drug application or an abbreviated new drug application to have our existing formulation approved by the FDA. The submission of a new application may require the preparation and submission of clinical tests, which will be time-consuming and expensive. We may not receive FDA approval of any application in a timely manner, or at all. If we were not able to reformulate or relabel our product, or submit a new application and obtain approval in a timely manner, we would be required to discontinue selling the affected product. Changes in monographs could also require us to change our product formulation or dosage form, revise our labeling, modify our production process or provide additional scientific data, each of which would involve additional costs, which may be prohibitive.

For our products that are sold according to final monographs, we cannot deviate from the conditions described in the final monograph, such as changes in product formulation or labeling claims, unless we obtain pre-marketing approval from FDA. Similarly, we may only market the prescription form of Selsun Blue dandruff shampoo according to the conditions and terms described in the FDA-approved new drug application. Failure to comply with the conditions in the final monographs or new drug application, where applicable, can result in an FDA enforcement action. With the recent acquisition of Selsun Blue, we must notify the FDA of the change in ownership of the prescription-form product and list both the over-the-counter and prescription products with the FDA.

We have responded to certain questions with respect to efficacy received from the FDA in connection with clinical studies for pyrilamine maleate, one of the active ingredients used in certain of the Pamprin and Premsyn PMS products. While we addressed all of the FDA questions in detail, the final monograph for menstrual drug products, which has not yet been issued, will determine if the FDA considers pyrilamine maleate safe and effective for menstrual relief products. We have been actively monitoring the process and do not believe that either Pamprin or Premsyn PMS will be materially adversely affected by the FDA review. We believe that any adverse finding by the FDA would likewise affect our principal competitors in the menstrual product category. We are also aware of the FDA’s concern about the potential toxicity due to concomitant use of over-the-counter and prescription drugs that contain the ingredient acetaminophen, an ingredient also found in Pamprin and Premsyn PMS. We are participating in an industry-wide effort to reassure the FDA that the current recommended dosing regimen is safe and effective and that proper labeling and public education by both over-the-counter and prescription drug companies are the best policies to abate the FDA’s concern. There can be no assurance what action, if any, the FDA may take with respect to acetaminophen. Sales of Pamprin and Premsyn PMS accounted for 7.1% of our net sales in fiscal 2001.

The Dietary Supplement Health and Education Act of 1994, or DSHEA, was enacted on October 25, 1994. DSHEA amends the Federal Food, Drug and Cosmetic Act by defining dietary supplements, which include vitamins, mineral, amino acids, nutritional supplements, herbs and botanicals, as a new category of food separate from conventional food. DSHEA provides a regulatory framework to ensure safe, quality dietary supplements and to foster the dissemination of accurate information about such products. Under DSHEA, the FDA is generally prohibited from regulating dietary supplements as food additives or as drugs unless product claims, such as claims that a product may diagnose, mitigate, cure or prevent an illness, disease or malady, permit the FDA to attach drug status to a product. Manufacturers are not required to obtain prior FDA approval before producing or selling dietary supplements unless the ingredient is considered “new,” or was not on the market as of October 15, 1994.

DSHEA provides for specific nutritional labeling requirements for dietary supplements. DSHEA permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well-being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining a structure or function of the body. The FDA distinguishes between permitted structure/function claims for dietary supplements that do not require FDA preapproval and disease-related claims that require prior FDA approval. A dietary supplement label must include a disclaimer that the FDA has not evaluated a particular structure/function claim.

An article marketed as a dietary supplement and subsequently approved for use as a drug or biologic may continue to be sold and regulated as a dietary supplement, unless the FDA specifically finds that it is unsafe for use as a dietary supplement. A substance that has not been marketed as a dietary supplement prior to its approval as a drug or biologic, or prior to initiation of substantial clinical investigations for such uses, may be sold as a dietary supplement pursuant only to an FDA regulation authorizing its use as a dietary supplement.

Manufacturers of dietary supplements must also comply with postmarketing responsibilities, including safety and reporting requirements.

The FDA has finalized some of its regulations to implement DSHEA, including those relating to nutritional labeling requirements and nutritional support claims. The FDA also has under development additional regulations and guidelines to implement DSHEA. Newly adopted and future regulations may require expanded or different labeling for our vitamin and nutritional products. We cannot determine what effect these regulations, when fully implemented, will have on our business in the future. These regulations could require the reformulation or discontinuance of certain products, additional recordkeeping, warnings, notification procedures and expanded documentation of the properties of certain products and scientific substantiation regarding ingredients, product claims and safety. Failure to comply with applicable FDA requirements can result in sanctions being imposed on us or the manufacture of our products, including warning letters, product recalls and seizures, injunctions or criminal prosecution.

Pursuant to the FDC Act, the FDA has promulgated regulations relating to the manufacturing process for over-the-counter drugs, which are known as current good manufacturing practices, or GMPs. We anticipate that the FDA will promulgate GMPs which are specific to dietary supplements and require at least some of the quality control provisions contained in the GMPs for drugs, which are more rigorous than the GMPs for foods. As part of its regulatory authority, the FDA may periodically conduct audits of the physical facilities, machinery, processes and procedures that we and our competitors use to manufacture products. The FDA may perform these audits at any time without advanced notice. As a result of these audits, the FDA may order us to make certain changes in our manufacturing facilities and processes. We may be required to make additional expenditures to comply with these orders or possibly discontinue selling certain products until we comply with these orders. As a result, our business could be adversely affected. In December 1998, the FDA conducted an inspection of one of our manufacturing facilities in Chattanooga, Tennessee. In connection with that inspection, the FDA observed certain processes and procedures that needed to be changed or improved. We have responded to the FDA’s concerns and believe that we have implemented changes that address and satisfy the FDA’s observations. In 2001, the FDA made another inspection of our manufacturing facilities in Chattanooga, Tennessee; no major violations of GMP’s were noted at that time. In connection with our acquisition of Selsun Blue, we must notify the FDA when we assume manufacturing responsibilities at our Chattanooga facility, which could prompt a FDA facility inspection.

In 1994, the Nonprescription Drug Manufacturers Association (now the Consumer Healthcare Products Association, or CHPA), initiated a large scale study in conjunction with the Yale University School of Medicine to investigate a possible association, if any, of stroke in women aged 18 to 49 using PPA, formerly the active ingredient in certain of our Dexatrim products (the “Yale Study”). PPA is also used in other over-the-counter medications which were also part of the study. In May 2000, the results of the Yale Study were filed with the FDA. The investigators concluded that the results of the Yale Study suggest that PPA increases the risk of hemorrhagic stroke. The FDA indicated at that time that no immediate action was required and scheduled an FDA advisory panel to meet in October 2000 to discuss the results of this study.

In October 2000, a Nonprescription Drugs Advisory Committee, or NDAC, commissioned by the FDA to review the safety of PPA, determined that there is an association between PPA and hemorrhagic stroke and recommended that PPA not be considered generally recognized as safe for over-the-counter use as a nasal decongestant or for weight control. In response to a request from the FDA to voluntarily cease marketing Dexatrim with PPA, we announced on November 7, 2000 our decision to immediately cease shipping Dexatrim with PPA and to accept product returns from any retailers who decide to discontinue marketing Dexatrim with PPA.

The FDA, the Drug Enforcement Administration and a number of state, local and federal governments have enacted or proposed restrictions or prohibitions on the sale of products that contain ephedrine. Ephedrine can refer to the herbal substance derived from the plant ephedra or the plant heartleaf, which is used in some forms of Dexatrim Natural and Dexatrim Results, or synthetic ephedrine, a FDA regulated ingredient used in some over-the-counter drug products, which is not used in our products. These restrictions include the prohibition of over-the-counter sales, required warnings or labeling statements, recordkeeping and reporting requirements, the prohibition of sales to minors, per-transaction limits on the quantity of product that may be purchased and limitations on advertising and promotion. These restrictions could adversely affect the sale of Dexatrim Natural and Dexatrim Results, each of which have SKUs containing naturally-occurring sources of ephedrine. Failure to comply with these restrictions could also lead to regulatory enforcement action, including the seizure of violative products, product recalls, civil or criminal fines or other penalties. The enactment of further restrictions or prohibition on sales, the perceived safety concerns relating to ephedrine and the possibility of further regulatory action increases the likelihood that claims relating to the existence of naturally-occurring sources of ephedrine in Dexatrim Natural and Dexatrim Results will be filed against us. Although we are not currently defending any lawsuits alleging product liability arising from ephedrine in Dexatrim, we understand that lawsuits have been filed against other manufacturers of appetite suppressants containing ephedrine. In late 2000, the FDA requested the National Institutes of Health to commission a review of the safety and efficacy of ephedrine in herbal products used to control weight. This review will be based on all adverse events, records and scientific data available to the reviewers. It is expected that the report will be issued in the Fall of 2002. In September 2001, the Public Citizen Health Research Group petitioned the FDA to ban the production and sale of dietary supplements containing ephedrine alkaloids. As of the date of this prospectus supplement, the FDA had taken no action in regard to this petition. If the FDA concludes that ephedrine, ephedra, heartleaf (which is included in our products) or any other naturally-occurring source of ephedrine should not be used in dietary supplements, we will be forced to reformulate our products.

We were notified in October, 2000 that the FDA denied a citizen petition submitted by Thompson Medical Company, Inc., previous owner of Sportscreme and Aspercreme, seeking a determination that 10% trolamine salicylate, the active ingredient in Sportscreme and Aspercreme, was clinically proven to be an effective active ingredient in external analgesic over-the-counter drug products, and thus should be included in the FDA’s yet-to-be finalized monograph for external analgesics. We have met with the FDA and submitted a proposed protocol study to evaluate the efficacy of 10% trolamine salicylate as an active ingredient in over-the-counter external analgesic drug products. Based on comments received from the FDA at the meeting, we may revise and resubmit the protocol. After final comments from the FDA, we expect that it will take one to two years to produce the clinical data for FDA review. The FDA could finalize the over-the-counter external analgesic monograph before the protocol and clinical data results are finalized, which would place 10% trolamine salicylate in non-monograph status, thus requiring the submission of a new drug application to market and sell over-the-counter products with 10% trolamine salicylate. This submission would likely require us to provide clinical data, which would be expensive. We are working to develop alternate formulations for Sportscreme and Aspercreme in the event that the FDA does not consider the available clinical data to conclusively demonstrate the efficacy of trolamine salicylate when the over-the-counter external analgesic monograph is finalized. If 10% trolamine salicylate is not included in the final monograph, we would likely be required to discontinue selling these products and remove them from the market after the expiration of an anticipated grace period or we would review the option of marketing these products as homeopathic products. Sales of Sportscreme and Aspercreme represented 8.9% of our net sales in fiscal 2001.

Some of our products are regulated as cosmetics or drug-cosmetics by the FDA. There are fewer regulatory requirements for cosmetics than for drugs or dietary supplements. Cosmetics marketed in the United States must comply with the FCA Act, the Fair Packaging and Labeling Act and the FDA’s implementing regulations. Cosmetics must also comply with quality and labeling requirements proscribed by the FDA. In addition, several of our products are subject to product packaging regulation by the Consumer Product Safety Commission and the FDA.

Environmental Matters

We continuously assess the compliance of our operations with applicable federal, state and local environmental laws and regulations. Our policy is to record liabilities for environmental matters when loss amounts are probable and reasonably determinable. Our manufacturing site utilizes chemicals and other potentially hazardous materials and generates both hazardous and non–hazardous waste, the transportation, treatment, storage and disposal of which are regulated by various governmental agencies. We have engaged environmental consultants on a regular basis to assist with our compliance efforts. We believe we are currently in compliance with all applicable environmental permits and are aware of our responsibilities under applicable environmental laws. Any expenditures necessitated by changes in law and permitting requirements cannot be predicted at this time, although such costs are not expected to be material to our financial position or results of operations.

Product Liability and Insurance

We currently maintain product liability insurance, principally through third party insurers, that provides coverage for product liability claims, including those asserted in the lawsuits currently pending and anticipated to be filed against us relating to Dexatrim with PPA. We are being defended, and are indemnified from liability, in cases involving alleged injuries by products manufactured and sold prior to our acquisition of Dexatrim in December 1998 by THE DELACO Company, Inc., successor to Thompson Medical Company, Inc. We understand that THE DELACO Company maintains products liability insurance coverage for products manufactured and sold prior to December 1998 with annual limits of coverage and has an excess liability policy, but otherwise has only nominal assets. We can not assure you that the insurance maintained by THE DELACO Company will be sufficient to cover claims arising prior to our acquisition of Dexatrim or that ultimately we will not be liable for these claims. We have $102 million of product liability insurance coverage for injuries related to the ingestion of Dexatrim with PPA occurring after our acquisition of Dexatrim in December 1998 and prior to May 31, 2001, if the claims are made before May 31, 2004. Injuries occurring before December 1998 or after

May 31, 2001, or claims made after May 31, 2004, would not be covered by this insurance policy. We currently have one claim that relates to injuries occurring after May 31, 2001. We maintain a significantly lower level of insurance coverage for all other potential claims relating to our products, including Dexatrim products containing ephedrine. Our product liability insurance coverage for all our other products, including those containing ephedrine, consists of $2.0 million of coverage through a third party insurer, $8.0 million of self-insured coverage through our captive insurance subsidiary, of which $0.5 million is currently funded, and $25.0 million of excess coverage through a third party insurer.

Additionally, our policies are subject to certain other limitations that are generally customary for policies of this type, such as deductibles and exclusions for exemplary and punitive damages. Since plaintiffs in product liability claims may seek exemplary and punitive damages, if these damages were awarded, some of our insurance coverage would not cover these amounts and we may not have sufficient resources to pay these damages.

The existence of PPA lawsuits and potential concerns relating to ephedrine in Dexatrim Natural and Dexatrim Results have decreased the availability, limited the available coverage and increased the cost of product liability insurance to us. Any amounts paid by our insurance to satisfy product liabilities related to ephedrine would decrease product liability insurance coverage available for any other claims. If our liability for product liability claims is significant, our existing insurance is likely to be insufficient to cover these claims and we may not have sufficient resources to pay the liabilities in excess of our insurance coverage. Furthermore, our product liability insurance provided by third parties will expire at the end of each annual policy period. We may incur significant additional costs to obtain insurance coverage upon the expiration of our current policies and may not be able to obtain coverage in the future sufficient to satisfy future claims.

Employees

We employ approximately 384 persons on a full-time basis and 12 persons on a part-time basis in the United States. In addition, we employ approximately 30 persons at our foreign subsidiaries’ offices. Our employees are not represented by any organized labor union, and we consider our labor relations to be good.

Legal Proceedings

We have been named as a defendant in approximately 150 lawsuits alleging that the plaintiffs were injured as a result of ingestion of products containing phenylpropanolamine, or PPA, which was an active ingredient in most of our Dexatrim products until November 2000. We anticipate that additional lawsuits will be filed with similar or other allegations related to our Dexatrim products containing PPA. Most of the lawsuits seek an unspecified amount of compensatory and exemplary or punitive damages. Approximately half of our existing suits represent cases involving alleged injuries by products manufactured or sold prior to our acquisition of Dexatrim in December 1998. We are being defended, and are indemnified from liability, in these cases by THE DELACO Company, successor to Thompson Medical Company, Inc., which owned Dexatrim prior to December 1998. We understand that THE DELACO Company maintains product liability insurance coverage for products manufactured or sold prior to December 1998 with annual limits of coverage and has an excess liability policy, but otherwise has only nominal assets. Accordingly, it is unlikely that THE DELACO Company will be able to indemnify us beyond its insurance coverage. In addition, we cannot assure you that the insurance maintained by THE DELACO Company will be sufficient to cover claims related to products manufactured or sold prior to our acquisition of Dexatrim or that ultimately we will not be held liable for these claims. Although we currently maintain product liability insurance coverage for claims asserted in the balance of the lawsuits, as discussed more fully below, such coverage may be insufficient to satisfy such claims. Moreover, our product liability insurance coverage would not apply to claims arising from products manufactured and sold prior to our acquisition of Dexatrim.

We intend to vigorously defend these claims. At this stage of the proceedings, it is not possible for us to determine the outcome of these matters or the effect of their resolution on our financial position or operating results. We believe that our defenses will have merit; however, there can be no assurance that we will be successful in the defense of these lawsuits or that these lawsuits will not have a material adverse effect on our results of operations for some period or on our financial position. For a discussion of our other material litigation, see note 8 to our fiscal 2001 audited financial statements appearing elsewhere in this prospectus supplement.

Other claims, suits and complaints arise in the ordinary course of our business involving such matters as patents and trademarks, product liability, environmental matters and other alleged injuries or damage. The outcome of such litigation cannot be predicted, but, in our opinion, based in part upon the opinion of our counsel, all such pending matters are without merit or are of such kind or involve such amounts as would not have a material adverse effect on our consolidated operating results or financial position if disposed of unfavorably.

MANAGEMENT

Our executive officers and directors, and their respective ages as of June 14, 2002 are as follows:

Name	Age	Position
Zan Guerry	53	Chairman of the Board and Chief Executive Officer
A. Alexander Taylor II	49	President and Chief Operating Officer; Director
B. Derrill Pitts	59	Vice President – Operations
Charles M. Stafford	51	Vice President – Sales
Andrea M. Crouch	43	Vice President – Brand Management
Richard W. Kornhauser	47	Vice President – Brand Management
Luke J. Lenahan	52	Vice President – International
Donald K. Riker, Ph.D.	56	Vice President – Research and Development and Chief Scientific Officer
Ron Galante	59	Vice President – New Business Development
Scott J. Sloat	39	Controller
Samuel E. Allen	65	Director
Louis H. Barnett	83	Director
Robert E. Bosworth	55	Director
Richard E. Cheney	80	Director
Phillip H. Sanford	48	Director
Bill W. Stacy	63	Director

Zan Guerry.    Mr. Guerry became our chairman of the board and chief executive officer in June 1990. Previously he served as our vice president and chief financial officer from 1980 until 1983, as executive vice president from 1983 to 1990, as president of Chattem Consumer Products from 1989 to 1994, as chief operating officer from 1989 to 1990 and as president from 1990 to 1998. Mr. Guerry became one of our directors in 1981. He is also a director of SunTrust Bank, Chattanooga, N.A.

A. Alexander Taylor II.    Mr. Taylor became our president and chief operating officer in January 1998. Prior to joining us, he was a partner with the law firm of Miller & Martin LLP, our general counsel, from 1983 to 1998. Mr. Taylor became one of our directors in 1993. He is also a director of U.S. Xpress Enterprises, Inc., a transportation company, and The Krystal Company, a restaurant company.

B. Derrill Pitts.    Mr. Pitts joined us in 1961 and since that time has served us in all manufacturing operation disciplines. He was promoted to vice president – operations in 1984.

Charles M. Stafford.    Mr. Stafford became our vice president – sales in June 1994. Previously he served as our director of field sales and zone sales manager. Prior to joining us in 1983, Mr. Stafford held sales management positions with Johnson & Johnson, a pharmaceutical company, and Schering Corporation (now Schering-Plough Corporation), a research-based pharmaceutical company.

Andrea M. Crouch.    Ms. Crouch became our vice president – brand management in 1997. Ms. Crouch joined us in 1985 as an assistant brand manager. Prior to joining us she served as product planner for Hayes Microcomputer Products, a manufacturer of modems and communication equipment, and previously was a systems consultant with Arthur Andersen LLP, an accounting firm.

Richard W. Kornhauser.    Mr. Kornhauser joined us in May 2000 as our vice president – brand management. Prior to joining us, Mr. Kornhauser served as vice president group marketing director for Combe Incorporated, a consumer products company, from October 1990 until May 2000. Previously, he served as a marketing director at Del Laboratories, a consumer products company.

Luke J. Lenahan.    Mr. Lenahan joined us in February 2002 as our vice president – international. Prior to joining us, he served as general manager, adult skin care and then as vice president – marketing with Johnson & Johnson, a pharmaceutical company, from 1985 to 2001. Previously, he held similar international positions with consumer products companies Combe Incorporated and Procter & Gamble Co.

Donald K. Riker, Ph.D.    Dr. Riker joined us in November 2001 as our vice president – research and development and chief scientific officer. Prior to joining us, he was employed by Richardson-Vicks, Inc., a health and personal care products company, from 1982 to 1986, and Procter & Gamble Co., a consumer products company, from 1986 to 2001, in various research capacities, the last of which was as P&G Corporate Fellow, Personal Health Care.

Ron Galante.    Mr. Galante became our vice president – new business development in June 1996. Previously, he was director – new business development. Prior to that, Mr. Galante served as general manager of Chattem (Canada), Inc., our Canadian subsidiary, from June 1990 to May 1993, and as a brand director for many of our domestic brands from 1986 until 1990.

Scott J. Sloat.    Mr. Sloat, a certified public accountant, joined us in February 2001 as our controller. Prior to joining us, he served as vice president of finance of Four Seasons Environmental, Inc., an environmental consulting firm, from 2000 to 2001, as vice president of accounting for Check Into Cash, Inc., a deferred presentment services company, from 1998 to 2000, and as controller and then vice president – finance of Silverman Retail Consultants, Inc., a consulting firm, from 1994 to 1998. Prior to 1994, Mr. Sloat served as an audit manager for Touche, Ross & Co. (currently Deloitte & Touche LLP), an accounting firm.

Samuel E. Allen.    Mr. Allen became one of our directors in 1993. Mr. Allen has served as chairman and chief executive officer of Globalt, Inc., an investment management firm, since August 1990.

Louis H. Barnett.     Mr. Barnett became one of our directors in 1970. Mr. Barnett was the founder and served as president of Loma Plastics, Inc., a plastics manufacturer, from 1948 to 1966. Mr. Barnett serves as a consultant to us and to other companies.

Robert E. Bosworth.    Mr. Bosworth became one of our directors in 1986. Mr. Bosworth has served as vice president – corporate finance of Livingston Company, a merchant banking firm, since February 2001. He served as an independent business consultant from 1998 until 2000. Previously, Mr. Bosworth served as our executive vice president from June 1990 to January 1998 and our chief financial officer from April 1985 to January 1998. He is also a director of Covenant Transport, Inc., a transportation company.

Richard E. Cheney.    Mr. Cheney became one of our directors in 1984. Mr. Cheney previously served as chairman emeritus of Hill & Knowlton, Inc., an international public relations and public affairs consulting firm, from which he retired in 1993. Mr. Cheney is also a director of Stoneridge, Inc., a designer and manufacturer of engineered electrical vehicle components and systems, and The Rowe Companies, a home furnishings company.

Phillip H. Sanford.    Mr. Sanford became one of our directors in 1999. Mr. Sanford has served as the chairman and chief executive officer of The Krystal Company, a restaurant company, since 1997. Previously, Mr. Sanford served as senior vice president, finance and administration of Coca-Cola Enterprises Inc., a Coca-Cola bottler, from 1991 to 1997. He is also a director of SunTrust Bank, Chattanooga, N.A.

Bill W. Stacy.    Mr. Stacy became one of our directors in May 2002. Mr. Stacy is the chancellor of the University of Tennessee at Chattanooga, having served in that capacity since 1997. Previously, Mr. Stacy served as president of Southeast Missouri State University from 1979 until 1989, at which time he became founding president of California State University in San Marcos, California, where he served until 1997.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of June 14, 2002, and as adjusted to reflect the sale of 1,800,000 shares of our common stock in this offering, by:

•	each person or entity we know to own beneficially more than 5% of our common stock;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of capital stock listed as owned by such person or entity. The address of Peter R. Kellogg is 120 Broadway, New York, New York 10274, the address of Zan Guerry is 1715 West 38th Street, Chattanooga, Tennessee 37409, the address of Robert E. Bosworth is 735 Broad Street, The James Building, Suite 1204, Chattanooga, Tennessee 37402, the address of Hamico, Inc. is 1715 West 38th Street, Chattanooga, Tennessee 37409, the address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

As of June 14, 2002, there were 9,478,477 shares of common stock outstanding. The number of shares beneficially owned by each shareholder is determined under rules promulgated by the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the shareholder has sole or shared voting power or investment power and any shares as to which the shareholder has the right to acquire beneficial ownership within 60 days after June 14, 2002 through the exercise of any stock option, warrant or other right.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering
5% Shareholders
Peter R. Kellogg(1)	1,387,000	14.6%	12.3%
Zan Guerry(2)(3)	965,580	10.1	8.5
Robert E. Bosworth(3)(4)	688,964	7.3	6.1
Hamico, Inc.	659,114	7.0	5.8
T. Rowe Price Associates, Inc.(5)	857,600	9.0	7.6

Other Directors and Executive Officers
A. Alexander Taylor II(6)	86,249	*	*
B. Derrill Pitts	—	—	—
Charles M. Stafford(7)	33,750	*	*
Andrea M. Crouch(8)	27,000	*	*
Richard W. Kornhauser(9)	3,149	*	*
Luke J. Lenahan	—	—	—
Donald K. Riker	—	—	—
Ron Galante	100	*	*
Scott J. Sloat	—	—	—
Samuel E. Allen(10)	24,000	*	*
Louis H. Barnett(11)	139,525	1.5	1.2
Richard E. Cheney(12)	19,760	*	*
Philip H. Sanford(13)	17,678	*	*
Bill W. Stacy	3,571	*	*
All directors and executive officers as a group(16 persons)(14)	1,350,212	13.9	11.7

*	Represents beneficial ownership of less than one percent of outstanding common stock.

(1)	Based upon information contained in shareholder’s publicly available filing on Schedule 13G, filed on February 9, 2001.

(2)
Includes 100,000 shares of our common stock issuable upon the exercise of outstanding stock options, 5,998 shares held in trust for Mr. Guerry pursuant to the terms of our savings and investment plan, and 2,685 shares which Mr. Guerry holds as custodian for his children. Mr. Guerry disclaims beneficial ownership of the shares held as custodian for his children.

(3)
Includes 659,114 shares of our common stock owned by Hamico, Inc., a charitable foundation for which Messrs. Guerry and Bosworth serve as directors and executive officers. Messrs. Guerry and Bosworth disclaim beneficial ownership of all such shares.

(4)
Includes 1,500 shares of our common stock issuable upon the exercise of outstanding stock options and 23,760 shares of our common stock held in trust for Mr. Bosworth pursuant to the terms of our savings and investment plan.

(5)
Based upon information contained in shareholder’s publicly available filing on Schedule 13G, filed on February 5, 2002. As of February 14, 2002, T. Rowe Price Associates, Inc. reported the following regarding its ownership of shares of our common stock: (a) sole voting power with respect to 245,300 shares; (b) no voting power with respect to 612,300 shares; and (c) sole dispositive power with respect to 857,000 shares.

(6)
Includes 22,500 shares of our common stock issuable upon the exercise of outstanding stock options, 1,324 shares held in trust for Mr. Taylor pursuant to the terms of our savings and investment plan, 1,500 shares held by Mr. Taylor’s spouse and 1,125 shares of our common stock which Mr. Taylor holds as custodian for his children. Mr. Taylor disclaims beneficial ownership of the shares held by his spouse and the custodial shares.

(7)	Includes 32,000 shares of our common stock issuable upon the exercise of outstanding stock options.

(8)	Includes 25,000 shares of our common stock issuable upon the exercise of outstanding stock options.

(9)
Includes 2,500 shares of our common stock issuable upon the exercise of outstanding stock options and 349 shares of our comon stock held in trust for Mr. Kornhauser pursuant to the terms of our savings and investment plan.

(10)	Includes 1,500 shares of our common stock issuable upon the exercise of outstanding stock options.

(11)
Includes 12,500 shares of our common stock issuable upon the exercise of outstanding stock options and 105,271 shares of our common stock which are held in trust for the benefit of various family members. Mr. Barnett disclaims beneficial ownership of the shares held in trust.

(12)	Includes 12,500 shares of our common stock issuable upon the exercise of outstanding stock options.

(13)	Includes 4,500 shares of our common stock issuable upon the exercise of outstanding stock options.

(14)	Includes 214,500 shares of our common stock issuable upon the exercise of outstanding options.

SHARES ELIGIBLE FOR FUTURE SALE

There will be 11,278,477 shares of common stock outstanding immediately after this offering, based on the number of shares outstanding as of June 14, 2002. A substantial majority of these shares, in addition to the shares sold in this offering, are freely transferable without restriction or further registration under the federal securities laws, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act of 1933, sales of which will be limited by Rule 144 or Rule 145 under the Securities Act of 1933.

In addition, as of June 14, 2002, 1,082,250 shares of common stock may be issued upon the exercise of outstanding stock options, at a weighted average price of $12.77 per share, and up to an aggregate of 51,274 additional shares of our common stock are available for issuance under our stock plans. These shares have been or will be registered under the Securities Act and, therefore, will be freely transferable when issued, except that any shares to be sold by our “affiliates” as defined in Rule 144 under the Securities Act of 1933 may be sold only in compliance with the provisions of Rule 144 and Rule 145 under the Securities Act.

In connection with this offering, our executive officers and directors and Hamico, Inc. who own 1,135,712 shares of common stock have agreed that, subject to exceptions, they will not, without the prior written approval of Banc of America Securities LLC, offer, sell, contract to sell or otherwise dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for common stock for a period of 90 days after the date of this prospectus. Banc of America Securities LLC may, in its sole discretion and at any time without notice, release all or some of the securities from these lock-up agreements.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 50,000,000 shares of common stock, without par value, of which 9,478,477 shares were issued and outstanding as of June 14, 2002, and 1,000,000 shares of preferred stock, none of which are issued and outstanding.

Common Stock

Holders of our common stock are entitled to receive such dividends as may be declared from time to time by our board of directors out of funds legally available therefor, if any. See “Price Range of Common Stock and Dividend Policy” for a discussion of our policy with respect to the payment of cash dividends. The holders of common stock are entitled to share ratably in any distribution to shareholders upon our liquidation. The holders of common stock have no preemptive, conversion, registration or other subscription or conversion rights, other than our shareholder rights plan discussed below, and the common stock is not subject to further calls or assessments by us. The common stock currently outstanding is, and the common stock to be issued by us in this offering will be, when issued, validly issued, fully paid and non-assessable. Pursuant to our shareholder rights plan, one preferred stock purchase right will be attached to each share of common stock issued in this offering.

Holders of our common stock are entitled to one vote per share on all matters to be voted on by the shareholders and do not have cumulative voting rights in the election of directors. This means that the holders of a majority of the outstanding shares of common stock voting in an election of directors can elect all of the directors then standing for election, if they choose to do so.

Transfer Agent

The Transfer Agent for our common stock is SunTrust Bank, Atlanta, Georgia.

Preferred Stock

Our board of directors has authority to divide the preferred stock into series and to fix the rate of dividend, redemption rights, liquidation preferences, sinking fund provisions, terms and conditions of conversion, voting rights, cumulative rights and any other designations pertaining to such shares not forbidden by law. Except as otherwise provided by law or by action of our board of directors, the entire voting power is currently vested exclusively in the common stock. Dividends on any outstanding shares of preferred stock must be declared and paid before any dividends on common stock. In connection with our shareholder rights plan, our board of directors has designated 200,000 shares of our preferred stock as Series A junior participating preferred stock. See our Current Report on Form 8-K, filed on February 1, 2000, for more information about the terms of our Series A junior participating preferred stock. The issuance of the preferred stock, including an issuance pursuant to our shareholder rights plan, could adversely affect the voting power of holders of common stock and could have the effect of delaying, deferring or preventing a change in control of us.

Provisions of our Shareholder Rights Plan and Restated Charter

Provisions of our shareholder rights plan and restated charter may deter unfriendly offers or other efforts to obtain control over us. Generally, if any person attempts to acquire 15% of our common stock then outstanding, without the approval of our independent directors, pursuant to our shareholder rights plan our shareholders may purchase a significant amount of additional shares of our common stock at 50% of the then applicable market price. You may refer to our Current Report on Form 8-K, filed on February 1, 2000, for more information about the terms of our shareholders rights plan.

Our restated charter contains the following additional provisions which have the effect of discouraging take-over attempts delaying or preventing a merger, tender offer or other change of control of us:

•	our directors are divided into three classes, and only one class of directors is elected at each annual meeting and each director is elected for a term of three years;

•	directors may be removed only for cause prior to the expiration of their terms;

•
we are prohibited from engaging in certain business combination transactions with any interested shareholder unless such transaction is approved by the affirmative vote of at least 80% of the outstanding shares of our common stock held by disinterested shareholders, unless disinterested members of our board of directors approve the transaction or certain fairness conditions are satisfied, in which case such transaction may be approved by either the affirmative vote of the holders of not less than 75% of our outstanding shares of common stock and the affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of our common stock which are not owned by the interested shareholder, or by majority of disinterested members of our board of directors, provided that a certain quorum requirements are met.

Provisions of Tennessee Law Relating to Business Combinations and Acquisitions

Tennessee Business Combination Act

The Tennessee Business Combination Act prevents an interested shareholder, which is defined generally as a person owning 10% or more of our voting stock, from engaging in a business combination with us for five years following the date such person became an interested shareholder unless before such person became in interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination, and the proposed business combination satisfied any additional applicable requirements imposed by law and by our charter or bylaws. If the requisite approval for the business combination or share acquisition has not been obtained, any business combination is prohibited until the expiration of five years following the date such person became an interested shareholder.

Tennessee Greenmail Act

The Tennessee Greenmail Act, or the TGA, makes it illegal for us to purchase our shares at a price above market value from any person who holds more than 3% of our common stock, unless the person has held such shares for more than two years, the purchase has been approved by the holders of a majority of the outstanding shares of our common stock, or we have made an offer of at least equal value per share for all other shares of our common stock. Any shareholder that sells its shares to us in violation of the TGA is liable to us for damages equal to double the amount by which the sum paid for the shares exceeded the market value of the shares.

Advance Notice Provisions for Shareholder Nominations and Proposals

Under our amended and restated bylaws, notices of nominations for directors by a shareholder to be made at a meeting of shareholders must be received by us, in the case of an annual meeting, not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be received by us not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first; and in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

Under our amended and restated bylaws, notices of proposals by a shareholder to be made at an annual meeting of shareholders must be received by us no less than 90 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed, or public disclosure of the date of the annual meeting was made, whichever occurs first.

UNDERWRITING

General

We are offering the shares of our common stock described in this prospectus supplement through a number of underwriters. Banc of America Securities LLC, BB&T Capital Markets, a division of Scott & Stringfellow, Inc., and SunTrust Capital Markets, Inc. are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase from us, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares

Banc of America Securities LLC
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
SunTrust Capital Markets, Inc.

Total	1,800,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

We will indemnify the underwriters against liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Commissions and Discounts

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus supplement. The underwriters may allow to selected dealers a concession of not more than $             per share. The underwriters also may allow, and any dealers may reallow, a concession of not more than $             per share to selected other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid to the underwriters and proceeds before expenses to us, assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	No Exercise	Full Exercise
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses

We estimate that the expenses of this offering, not including underwriting discounts and commissions, will be $420,000 and are payable by us.

Over-allotment Option

We have granted the underwriters an option to buy up to 270,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

No Sales of Similar Securities

We, our executive officers and directors and Hamico, Inc. have entered into lock-up agreements with the underwriters. Under these agreements, subject to limited exceptions, we and each of these persons may not, without the prior written approval of Banc of America Securities LLC on behalf of the underwriters, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

NASDAQ National Market Listing

Our common stock is quoted on the NASDAQ National Market under the symbol “CHTT.”

Price Stabilization, Short Positions and Passive Market Making

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ National Market, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed 5.0% of the total number of shares of common stock offered by this prospectus supplement.

In connection with this offering, some underwriters and any selling group members who are qualified market makers on the NASDAQ National Market may engage in passive market making transactions in the common stock on the NASDAQ National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker’s bid, however, the bid must then be lowered when purchase limits are exceeded.

Other Relationships

The underwriters and their affiliates have provided and may provide commercial banking, financial advisory and investment banking services to us for which they receive customary fees. In addition, affiliates of Banc of America Securities LLC and SunTrust Capital Markets, Inc. are lenders under our senior credit facility. More than ten percent of the net proceeds of this offering will be applied to pay down outstanding indebtedness under our senior credit facility that is owed to these affiliates. Because more than ten percent of the net proceeds of the offering will be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Miller & Martin LLP, Chattanooga, Tennessee. Various legal matters relating to the common stock will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

EXPERTS

The financial statements included in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. If we were required to obtain the consent of Arthur Andersen LLP to the inclusion of their report in this prospectus supplement, we would not be able to do so. As a result, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements for the year ended November 30, 2001, which are included in this prospectus supplement. Such financial statements are included herein in reliance upon the report of Ernst & Young LLP, given upon the authority of said firm as experts in accounting and auditing.

The financial statements of Selsun Blue as of December 31, 2001 and for year ended December 31, 2001 included in this prospectus supplement, have been so included in reliance on the report of BDO Seidman, LLP, independent public accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information electronically with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference facility in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We filed a registration statement on Form S-3 to register with the SEC the common stock described in this prospectus supplement. This prospectus supplement is part of that registration statement. As permitted by SEC rules, this prospectus supplement does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference into this document the information we filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information incorporated later.

We incorporate by reference the documents listed below:

•	Our current reports on Form 8-K and 8-K/A, filed March 8, 2002, April 10, 2002, May 13, 2002, June 10, 2002 and June 17, 2002.

•	Our annual report on Form 10-K for the fiscal year ended November 30, 2001;

•	Our definitive proxy statement filed March 12, 2002; and

•	Our quarterly report on Form 10-Q for the fiscal quarter ended February 28, 2002.

You may request a copy of these filings, at no cost, by writing or telephoning us at: Chattem, Inc., 1715 West 38th Street, Chattanooga, Tennessee 37409, Attention: A. Alexander Taylor II, telephone number (423) 821-4571.

We also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering made hereby.

INDEX TO FINANCIAL STATEMENTS

Chattem, Inc. and Subsidiaries

Report of Independent Public Accountants (Ernst & Young LLP)	F-2
Consolidated Balance Sheets as of November 30, 2001 and as of February 28, 2002 (unaudited)	F-3
Consolidated Statements of Income for the year ended November 30, 2001 and for the three months ended February 28, 2002 and 2001 (unaudited)	F-5
Consolidated Statements of Shareholders’ Equity for the year ended November 30, 2001 and for the three months ended February 28, 2002 (unaudited)	F-6
Consolidated Statements of Cash Flows for the year ended November 30, 2001 and for the three months ended February 28, 2002 and 2001 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8
Consent of Ernst & Young LLP	F-26

Report of Independent Public Accountants (Arthur Andersen LLP)	F-27
Consolidated Balance Sheets as of November 30, 2001 and 2000	F-28
Consolidated Statements of Income for the years ended November 30, 2001, 2000 and 1999	F-30
Consolidated Statements of Shareholders’ Equity for the years ended November 30, 2001, 2000 and 1999	F-31
Consolidated Statements of Cash Flows for the years ended November 30, 2001, 2000 and 1999	F-32
Notes to Consolidated Financial Statements	F-33

The Selsun Blue Product Line

Independent Auditors’ Report (BDO Seidman, LLP)	F-61
Statement of Worldwide Assets and Liabilities Acquired as of December 31, 2001	F-62
Statement of Worldwide Net Sales and Product Contribution for the year ended December 31, 2001	F-63
Notes to Financial Statements	F-64

Unaudited Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Consolidated Balance Sheet as of February 28, 2002	P-2
Notes to the Unaudited Pro Forma Consolidated Balance Sheet as of February 28, 2002	P-3
Unaudited Pro Forma Consolidated Statement of Income for the year ended November 30, 2001	P-4
Notes to the Unaudited Pro Forma Consolidated Statement of Income for the year ended November 30, 2001	P-5
Unaudited Pro Forma Consolidated Statement of Income for the three months ended February 28, 2002	P-6
Notes to the Unaudited Pro Forma Consolidated Statement of Income for the three months ended February 28, 2002	P-7

Report of Independent Public Accountants

Board of Directors
Chattem, Inc.

We have audited the accompanying consolidated balance sheet of Chattem, Inc. (a Tennessee corporation) and subsidiaries as of November 30, 2001 and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chattem, Inc. and subsidiaries as of November 30, 2001 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/S/    ERNST & YOUNG LLP

Chattanooga, Tennessee
June 7, 2002

CONSOLIDATED BALANCE SHEETS

(In thousands)

	November 30, 2001	February 28, 2002
		(Unaudited)
ASSETS

CURRENT ASSETS:	$35,445	$40,606
Accounts receivable, less allowance for doubtful accounts of $500 at November 30, 2001 and $1,536 at February 28, 2002	20,860	28,114
Refundable and deferred income taxes	4,646	3,685
Inventories	14,260	15,520
Prepaid expenses and other current assets	2,667	2,380

Total current assets	77,878	90,305

PROPERTY, PLANT AND EQUIPMENT, NET	26,275	26,028

OTHER NONCURRENT ASSETS:
Patents, trademarks and other purchased product rights, net	185,373	171,004
Debt issuance costs, net	7,665	7,389
Other	2,482	1,779

Total other noncurrent assets	195,520	180,172

TOTAL ASSETS	$299,673	$296,505

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	November 30, 2001	February 28, 2002
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$9,010	$5,908
Payable to bank	151	2,016
Accrued liabilities	15,138	24,539

Total current liabilities	24,299	32,463

LONG-TERM DEBT	204,740	204,732

DEFERRED INCOME TAXES	16,251	11,905

OTHER NONCURRENT LIABILITIES	1,765	1,786

COMMITMENTS AND CONTINGENCIES (Notes 4 and 8)
SHAREHOLDERS’ EQUITY:
Preferred shares, without par value, authorized 1,000, none issued	––	—
Common shares, without par value, authorized 50,000, issued 8,973 at November 30, 2001 and 8,948 at February 28, 2002	1,868	1,863
Paid-in surplus	65,960	65,602
Accumulated deficit	(11,120)	(17,625)

	56,708	49,840
Unamortized value of restricted common shares issued	(859)	(796)
Cumulative other comprehensive income:
Foreign currency translation adjustment	(2,231)	(2,425)
Minimum pension liability adjustment, net of income taxes	(1,000)	(1,000)

Total shareholders’ equity	52,618	45,619

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$299,673	$296,505

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)

	Year ended November 30, 2001	For the three Months ended February 28,
		2002	2001
		(Unaudited)	(Unaudited)
Net Sales	$198,300	$48,414	$42,457

Costs and Expenses:
Cost of sales	52,512	14,461	12,484
Advertising and promotion	77,964	15,874	16,339
Selling, general and administrative	34,646	9,537	7,273

Total costs and expenses	165,122	39,872	36,096

Income from Operations	33,178	8,542	6,361

Other Income (Expense):
Interest expense	(21,856)	(4,841)	(6,504)
Investment and other income, net	2,218	106	1,089

Total other expense	(19,638)	(4,735)	(5,415)

Income Before Income Taxes, Extraordinary Gain and Change in Accounting Principle	13,540	3,807	946
Provision For Income Taxes	5,145	1,435	360

Income Before Extraordinary Gain and Change in Accounting Principle	8,395	2,372	586
Extraordinary Gain on Early Extinguishment of Debt, Net of Income Taxes	6,948	—	7,559

Cumulative Effect of Change in Accounting Principle, Net of Income Taxes	—	(8,877)	—

Net Income	$15,343	$(6,505)	$8,145

Number of Common Shares:
Weighted average outstanding—basic	8,927	8,964	8,867

Weighted average and potential dilutive outstanding	9,038	9,318	8,889

Net Income Per Common Share:
Basic:
Income before extraordinary gain	$.94	$.26	$.07
Extraordinary gain	.78	—	.85
Change in accounting principle	—	(.99)	—

Total basic	$1.72	$(.73)	$.92

Diluted:
Income before extraordinary gain	$.93	$.25	$.07
Extraordinary gain	.77	—	.85
Change in accounting principle	—	(.95)	—

Total diluted	$1.70	$(.70)	$.92

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(In thousands, except share and per share amounts)

	Common Shares	Paid-in Surplus	Accumulated Deficit	Unamortized Value of Restricted Common Shares Issued	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment, Net	Total
Balance, December 1, 2000	1,845	$64,443	$(26,463)	$—	$(2,172)	$—	$37,653
Net income	—	—	15,343	—	—	—	15,343
Comprehensive income (loss):
Foreign currency translation adjustment	—	—	—	—	(59)	—	(59)
Minimum pension liability adjustment, net	—	—	—	—	—	(1,000)	(1,000)

Comprehensive income (loss)							14,284
Stock options exercised	4	678	—	—	—	—	682
Stock repurchases	(3)	(171)	—	—	—	—	(174)
Issuance of 6,600 common shares for non-employee directors’ compensation	1	38	—	—	—	—	39
Issuance of 100,000 shares of restricted common stock at a weighted-average value of $9.93 per share	21	972	—	(993)	—	—	—
Amortization of value of restricted common shares issued	—	—	—	134	—	—	134

Balance, November 30, 2001	1,868	$65,960	$(11,120)	$(859)	$(2,231)	$(1,000)	$52,618
Net income (loss)	—	—	(6,505)	—	—	—	(6,505)
Foreign currency translation adjustment	—	—	—	—	(194)	—	(194)
Stock options exercised	4	111	—	—	—	—	115
Stock repurchases	(9)	(621)	—	—	—	—	(630)
Issuance of 1,496 shares	—	21	—	—	—	—	21
Stock option charge	—	131	—	—	—	—	131
Amortization of value of restricted common shares issued	—	—	—	63	—	—	63

Balance, February 28, 2002 (unaudited)	1,863	$65,602	$(17,625)	$(796)	$(2,425)	$(1,000)	$45,619

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands, except share and per share amounts)

	Year ended November 30, 2001	For the three Months ended February 28,
		2002	2001
		(Unaudited)	(Unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$15,343	$(6,505)	$8,145
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,241	1,263	2,533
Deferred income tax provision	11,362	1,024	—
Extraordinary gain on early extinguishment of debt, net	(6,948)	—	(7,559)
Cumulative effect of change in accounting principle, net	—	8,877	—
Stock option charge	525	131	131
Other, net	(61)	143	29
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	19,831	(7,254)	8,714
Inventories	792	(1,260)	(1,033)
Refundable income taxes	—	1,031	—
Prepaid expenses and other current assets	(1,793)	287	340
Accounts payable and accrued liabilities	(25,562)	6,299	(9,969)

Net cash provided by operating activities	23,730	4,036	1,331

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(1,854)	(510)	(332)
Purchases of patents, trademarks and other product rights	(277)	—	(203)
Proceeds from product divestitures	1,179	—	—
Proceeds from sales of property, plant and equipment	95	—	—
(Increase) decrease in other assets	(727)	392	(32)

Net cash used in investing activities	(1,584)	(118)	(567)

FINANCING ACTIVITIES:
Repayment of long-term debt	(83,746)	—	(61,644)
Payment of consent fees and other costs related to repayment of long-term debt	(4,000)	—	(3,992)
Change in payable to bank	(1,378)	1,865	(113)
Repurchase of common shares	(174)	(630)	—
Proceeds from exercise of stock options and warrants	119	115	4

Net cash provided by (used in) financing activities	(89,179)	1,350	(65,745)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(56)	(107)	28

CASH AND CASH EQUIVALENTS:
Increase (decrease) for the period	(67,089)	5,161	(64,953)
At beginning of period	102,534	35 445	102,534

At end of period	$35,445	$40,606	$37,581

SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of 100,000 shares of restricted common stock at a weighted-average value of $9.93 per share	$993	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE: All monetary amounts are expressed in thousands of dollars unless contrarily evident.

(1)    Nature of Operations

Chattem, Inc. and its wholly-owned subsidiaries (the “Company”) market and manufacture branded over-the-counter (“OTC”) health care products. The products are sold primarily through mass merchandisers, independent and chain drug stores, drug wholesalers and food stores in the United States and in various markets in approximately 50 countries throughout the world.

(2)    Summary of Significant Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Chattem, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents

The Company considers all short-term deposits and investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventory costs include materials, labor and factory overhead. Inventories in the United States are valued at the lower of last-in, first-out (“LIFO”) cost or market, while international inventories are valued at the lower of first-in, first-out (“FIFO”) cost or market.

At November 30, 2001 certain LIFO inventory quantities were lower than their respective prior year levels resulting in liquidations of inventory quantities carried at higher costs prevailing in prior years as compared to current year costs. The effect of this liquidation increased cost of sales by $86.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 12 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for 2001 was $2,618.

Patents, Trademarks and Other Purchased Product Rights

The costs of acquired patents, trademarks and other purchased product rights are capitalized and amortized over periods ranging from 5 to 40 years. At November 30, 2001 the weighted average life of patents, trademarks and other purchased product rights was 32 years. Total accumulated amortization of these assets at November 30, 2001 was $28,090. Amortization expense for 2001 was $5,783. Royalty expense related to other purchased product rights for 2001 was $180. Amortization and royalty expense are included in advertising and promotion expense in the accompanying consolidated statements of income.

Effective December 1, 2001 the Company will discontinue amortizing the cost of its trademarks having an indefinite useful life in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) issued by the Financial Accounting Standards Board (“FASB”). See “Recent Accounting Pronouncements” of this footnote.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining useful life of long-lived assets might warrant revision or that the remaining balance may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related assets over the remaining lives of the assets in measuring whether long-lived assets are recoverable

Debt Issuance Costs

The Company has incurred debt issuance costs in connection with its long-term debt. These costs are capitalized and amortized over the term of the related debt. Amortization expense related to debt issuance costs was $1,143 in 2001. Accumulated amortization of these costs was $3,104 at November 30, 2001.

Payable to Bank

Payable to bank includes checks outstanding in excess of certain cash balances.

Revenue Recognition

Revenue is recognized when the Company’s products are shipped to its customers.

It is the Company’s policy across all classes of customers that all sales are final. As is common in the consumer products industry, product is returned by the customer due to a number of reasons. Examples include product damaged in transit, discontinuance of a particular size or form of product, shipping error, etc. The Company maintains and evaluates an allowance for returns and will record a return upon receipt of the product or deduction by the customer.

Research and Development

Research and development costs relate primarily to the development of new products and are expensed as incurred. Such expenses were $1,664 in 2001.

Advertising Expenses

The cost of advertising is expensed in the fiscal year in which the related advertising takes place. Production and communication costs are expensed in the period in which the related advertising begins running. Advertising expense for 2001 was $40,516. At November 30, 2001, the Company reported $857 of advertising paid for in 2001 which will run or did run in the next fiscal year. These amounts are included in other noncurrent assets in the accompanying consolidated balance sheet.

Net Income Per Common Share

For the year ended November 30, 2001 the weighted average and potential dilutive number of common shares outstanding consisted of the following (in thousands):

Weighted average common shares outstanding	8,927
Potential dilutive shares from:
Stock options	95
Restricted common shares	16

Weighted average and potential dilutive common shares outstanding (1)	9,038

(1)	Because their effects are anti-dilutive, excludes 480 shares issuable under stock option plans whose grant price was greater than the average market price of common shares outstanding.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Translation

Assets and liabilities of the Company’s Canadian and United Kingdom subsidiaries are translated to United States dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders’ equity. Gains and losses which result from foreign currency transactions are included in the accompanying consolidated statements of income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Financial Instruments

The Company has entered into interest rate swap agreements from time to time as a means of managing its interest rate exposure and not for trading purposes. These agreements have the effect of converting a portion of the Company’s variable rate obligations to fixed rate obligations. Net amounts paid or received are reflected as adjustments to interest expense. The Company was not a party to any interest rate swap agreements at November 30, 2001. On December 1, 2001 the Company adopted the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Transactions”, which had no effect on the results of operations and financial position of the Company in fiscal 2001.

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk consist primarily of accounts receivable and short–term cash investments. The Company’s exposure to credit risk associated with nonpayment of accounts receivable is affected by conditions or occurrences within the retail industry. As a result, the Company performs ongoing credit evaluations of its customers’ financial position but generally requires no collateral from its customers. The Company’s largest customer accounted for 27% of sales in 2001. No other customer exceeded 10% of the Company’s sales in 2001. Short-term cash investments are placed with high credit-quality financial institutions or in low risk, liquid instruments. No losses have been experienced on such investments. On January 22, 2002 Kmart Corporation, a customer of the Company representing approximately 5% of 2001 consolidated revenues, filed a petition under Chapter 11 of the United States Bankruptcy Code. This bankruptcy filing did not impact the Company’s results of operations and financial position for fiscal 2001.

Recent Accounting Pronouncements

In September 2000 the Emerging Issues Task Force (“EITF”) of the FASB reached a final consensus on EITF Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs” (“EITF 00-10”). EITF 00-10 is effective beginning in the fourth quarter of 2001 and addresses the income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF concluded that amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. The EITF also concluded that if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes them. Costs incurred related to shipping and handling included in revenues were required to be reclassified to cost of sales. The Company currently classifies shipping and handling costs as a selling expense. The amount of shipping and handling costs included in selling expense for 2001 was $5,551. The adoption of this pronouncement in 2001 did not have an impact on the results of operations or the financial position of the Company.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2000 the EITF finalized EITF Issue No. 00-14, “Accounting for Certain Sales Incentives” (“EITF 00-14”). EITF 00-14 addresses the recognition, measurement and income statement classification for sales incentives offered to customers. Sales incentives include discounts, coupons, rebates, “buy one get one free” promotions and generally any other offers that entitle a customer to receive a reduction in the price of a product or service by submitting a claim for a refund or rebate. Under EITF 00-14, the reduction in or refund of the selling price of the product or service resulting from any cash sales incentives should be classified as a reduction of revenue. In fiscal 2001, the Company recognized all sales incentives as an advertising and promotion expense. Although this pronouncement will not have any impact on the operating income or financial position of the Company, the presentation prescribed will have an effect of reducing net sales and advertising and promotion expense in comparison to prior years. The Company adopted EITF 00-14 beginning in the first quarter of fiscal 2002. The impact of adopting would have decreased net sales and advertising and promotion expense in 2001 by $5,543.

In June 2001 the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The provisions of SFAS 142 permit the Company to discontinue the amortization of the cost of intangible assets with indefinite lives resulting from acquired brands for accounting purposes and require certain fair value based tests of the carrying value of indefinite lived intangible assets. Income before extraordinary gain and net income for 2001 adjusted to exclude amortization expense recognized in 2001 related to intangible assets that are no longer being amortized is as follows:

	Income Before Extraordinary Gains	Net Income
As reported	$8,395	$15,343
Amortization, net of tax	3,455	3,455

Adjusted	$11,850	$18,798

Per Common Share, as adjusted:
Basic	$1.33	$2.11

Diluted	$1.31	$2.08

The Company early adopted the provisions of SFAS 142 effective December 1, 2001 and recorded a cumulative effect of change in accounting principle of $8,877, net of tax, in the first quarter 2002 as a writedown of the intangible assets primarily related to the Company’s SUNSOURCE product line.

In July 2001 the EITF finalized EITF Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products” (“EITF 00-25”). Under the provisions of EITF 00-25 the Company is required to reclassify certain marketing and selling expenses as reductions of net sales. The operating income and the financial position of the Company, therefore, will not be affected. The Company adopted EITF 00-25 beginning in the first quarter of fiscal 2002. The amount of these marketing and selling expenses was $11,591 in 2001.

Stock-based Compensation

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Effective fiscal 1997, the Company adopted the disclosure option of SFAS No. 123, “Accounting for Stock-Based Compensation”.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)    Pension Plans

The Company has a noncontributory defined benefit pension plan (“the Plan”) which covers substantially all employees. The Plan provides benefits based upon years of service and the employee’s compensation. The Company’s contributions are based on computations by independent actuaries. Plan assets at November 30, 2001 were invested primarily in United States government and agency securities and corporate debt and equity securities. In October 2000 the Company’s board of directors adopted an amendment to the Plan that freezes benefits of the Plan and prohibits new entrants to the Plan effective December 31, 2000. This action by the board of directors resulted in a curtailment loss of $179 in 2001.

Net periodic pension cost for the year ended November 30, 2001 included the following components:

Interest cost on projected benefit obligation	$549
Actual return on plan assets	(1,018)
Net amortization and deferral	425
Curtailment loss	179

Net pension cost	$135

The change in the projected benefit obligation resulted from the following components for the year ended November 30, 2001:

Projected benefit obligation, beginning of year	$6,446
Interest cost	549
Actuarial loss	1,987
Benefits paid	(1,040)
Settlements	253

Projected benefit obligation, end of year	$8,195

The change in plan assets resulted from the following components for the year ended November 30, 2001:

Fair value of plan assets, beginning of year	$6,957
Actual return on plan assets	1,018
Employer contribution	886
Benefits paid	(1,040)

Fair value of plan assets, end of year	$7,821

The following table sets forth the funded status of the Plan as of November 30, 2001:

Plan assets at fair market value	$7,821
Projected benefit obligation	(8,195)

Plan assets less than projected benefit obligation	(374)
Unrecognized net loss	1,636
Minimum pension liability adjustment	(1,636)

Pension liability recognized in balance sheets at end of year	$(374)

The discount rate used in determining the actuarial present value of the projected benefit obligation was 7%. The expected long-term rate of return on plan assets was 9%.

The Company has a defined contribution plan covering substantially all employees. Eligible participants can contribute up to 15% of their annual compensation and receive a 25% matching employer contribution up to 6% of their annual compensation. The defined contribution plan expense was $180 in 2001. In fiscal 2001 the Company enhanced its savings investment plan to include an additional 3% employer contribution made on behalf of eligible participants. This employer contribution expense was $492.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)    Long-term Debt

Long-term debt at November 30, 2001 consisted of $204,740 of 8.875% Senior Subordinated Notes due 2008 including unamortized premium of $202.

On January 17, 2001 the Company completed a consent solicitation and tender offer pursuant to which it retired $70,462 principal amount of its 8.875% Senior Subordinated Notes due 2008 (the “8.875% Notes”) and $7,397 principal amount of its 12.75% Senior Subordinated Notes due 2004 (the “12.75% Notes”). Total consideration paid for the consent solicitation and tender offer was $64,937. On June 15, 2001 the Company retired all of the remaining outstanding principal balance of $21,748 of the 12.75% Notes.

In connection with the repayment of those borrowings, the Company incurred an extraordinary gain, net of income tax, in 2001 of $6,948 or $.77 per diluted share. The gain relates to the discounts taken on the retirement of the Notes partially offset by the write-off of debt issuance and other deferred financing costs.

The 8.875% Notes mature on April 1, 2008 and interest is payable semi-annually on April 1 and October 1 of each year. The 8.875% Notes are senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. The 8.875% Notes, which were registered under the Securities Act of 1933, are not callable until April 1, 2003, after which they may be redeemed at the option of the Company. Upon the occurrence of certain events constituting a change of control, the holders of the 8.875% Notes may require the Company to repurchase the 8.875% Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The 8.875% Notes are guaranteed by Signal Investment & Management Co., a wholly-owned subsidiary of the Company.

The 8.875% Notes are issued under an indenture with an indenture trustee, which restricts, among other things, the ability of the Company and its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends, (iii) sell or issue capital stock of a subsidiary, (iv) create encumbrances on the ability of any subsidiary to pay dividends or make other restricted payments, (v) engage in certain transactions with affiliates, (vi) dispose of certain assets, (vii) merge or consolidate with or into, or sell or otherwise transfer all or substantially all their properties and assets as an entirety to another person, or (viii) create additional liens.

On June 21, 2001 the Company obtained a $10,000 unsecured revolving line of credit from a financial institution. As of November 30, 2001 no portion of this credit facility had been utilized by the Company.

Future maturities of long-term debt are as follows:

2002	$—
2003	—
2004	—
2005	—
2006	—
Thereafter	204,538

204,538
Unamortized premium	202

$204,740

Cash interest payments during 2001 were $23,408

(5)    Fair Value of Financial Instruments

Unless otherwise indicated elsewhere in the notes to the consolidated financial statements, the carrying value of the Company’s financial instruments approximates fair value.

At November 30, 2001 the carrying value of the 8.875% Notes exceeded their estimated fair value by approximately $10,429. The fair value was estimated based on quoted market prices for the same or similar issues.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6)    Income Taxes

The provision for (benefit from) income taxes from income before extraordinary gain includes the following components for the year ending November 30, 2001:

Current:
Federal	$(5,534)
State	(683)
Deferred	11,362

$5,145

Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at November 30, 2001 are as follows:

Deferred tax assets:
Allowances and accruals	$235
Inventory reserve	365
Accrued promotional expenses	438
Allowance for product returns	765
Accrued postretirement health care benefits	612
Other	1,628

Gross deferred tax assets	4,043

Deferred tax liabilities:
Depreciation and amortization	16,474
Prepaid advertising	315
Inventory	195
Other	1,062

Gross deferred tax liabilities	18,046

Net deferred liability	$14,003

The difference between the provision for income taxes and the amount computed by multiplying income before income taxes and extraordinary gain by the United States statutory rate for the year ended November 30, 2001 is summarized as follows:

Expected tax benefit	$4,739
State income taxes, net of federal income tax benefit	696
Other, net	(290)

$5,145

Income taxes paid in 2001 were $1,261. The Company received an income tax refund of $4,747 during 2001.

(7)    Shareholders’ Equity

Stock Options

The Company’s 1993 Non-Statutory Stock Option Plan provides for issuance of up to 350,000 shares of common stock to key employees. In addition, the Company’s 1994 Non-Statutory Stock Option Plan and the 1994 Non-Statutory Stock Option Plan for Non-Employee Directors provide for the issuance of up to 350,000 and 80,000 shares, respectively, of common stock. The Company’s 1998 Non-Statutory Stock Option Plan provides for issuance of up to 700,000 shares of common stock to key employees, while the 1999 Non-Statutory Stock Option Plan for Non-Employee Directors allows issuance of up to 100,000 shares of common stock. The 2000 Non-Statutory Stock Option Plan provides for the issuance of up to 750,000 shares of common stock. Options vest ratably over four years and are exercisable for a period of up to ten years from the date of grant.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2001: expected dividend yield of 0%, expected volatility of 65%, risk-free interest rates of 4.40% and expected lives of six years.

Had compensation expense for stock option grants been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company’s net income and net income per share would have been adjusted to the pro forma amounts for the year ended November 30, 2001 as indicated below:

Net income :
As reported	$15,343
Pro forma	$13,573
Net income per share, basic:
As reported	$1.72
Pro forma	$1.52
Net income per share, diluted:
As reported	$1.70
Pro forma	$1.50

A summary of the activity of stock options during 2001 is presented below (shares in thousands):

	Shares Under Option	Weighted Average Exercise Price
Outstanding at beginning of year	768	$12.50
Granted	822	9.96
Exercised	(20)	6.01
Cancelled	(94)	17.33

Outstanding at end of year	1,476	$10.85

Options exercisable at year-end	508	$11.30

Weighted average fair value of options granted		7.74

Compensation expense for stock option grants with exercise prices below the market price at the date of grant is recognized ratably over the vesting period. In 1998 options were granted to purchase 175,000 shares, which were at market price on the date of approval by the board of directors but at prices below the market price on the date of shareholder approval. Compensation expense recorded for this grant was $525 in 2001.

A summary of the exercise prices for options outstanding under the Company’s stock-based compensation plans at November 30, 2001 is presented below (shares in thousands):

Exercise Price Range	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares Exercisable	Weighted Average Exercise Price of Shares Exercisable
$ 4.63-$ 7.95	103	$5.00	4.40	92	$4.91
$ 7.96-$11.93	893	9.68	8.71	102	8.40
$11.94-$15.92	463	13.76	6.48	308	13.72
$15.93-$19.90	6	18.81	8.02	—	—
$19.91-$27.86	1	26.00	6.35	1	26.00
$27.87-$39.81	10	36.25	7.38	5	36.25

Total	1,476	$10.85	7.69	508	$11.30

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Preferred Shares

The Company is authorized to issue up to 1,000,000 preferred shares in series and with rights established by the board of directors. At November 30, 2001 no shares of any series of preferred stock were issued and outstanding.

Employee Stock Ownership Plan

Effective June 1, 1989 the Company established an Employee Stock Ownership Plan providing for the issuance of up to 360,000 shares of the Company’s common stock. At November 30, 2001 no contributions had been made to the plan.

Stock Buyback

In 1999 the Company’s board of directors authorized repurchases of the Company’s common stock, not to exceed $10,000 in the aggregate. In April 2000 the Company’s board of directors authorized repurchases of up to an additional $10,000 of the Company’s common stock. Under these authorizations, 14,000 shares at a cost of $174 were reacquired in 2001. The repurchased shares were retired and returned to unissued. As of November 30, 2001 $6,425 was available for share repurchases under the board of directors current authorization; however, the Company is limited in its ability to repurchase shares by restrictions under the terms of the indenture, with respect to which its 8.875% Notes were issued, and the Senior Credit Facility (see Note 12).

Shareholder Rights Plan

On January 26, 2000 the Company’s board of directors adopted a Shareholder Rights Plan. Under the plan, rights were constructively distributed as a dividend at the rate of one right for each share of common stock, without par value, of the Company held by shareholders of record as of the close of business on February 11, 2000. Each right initially will entitle shareholders to buy one one-hundredth of a share of a new Series A Junior Participating Preferred Stock at an exercise price of $90.00 per right, subject to adjustment. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company’s common stock. The rights will expire on February 11, 2010. As of November 30, 2001, no rights had been exercised.

Restricted Stock Issuance

In 2001 the Company issued 100,000 restricted shares of its common stock to certain employees. The value of these shares at dates of issuance was an aggregate of $993, which is being amortized using the straight-line method over a four year period. The amount of amortization was $134 in 2001, with the unamortized value of $859 being shown as part of the shareholders’ equity section of the November 30, 2001 consolidated balance sheet. These shares reduced the number of shares available for issuance under the Company’s 1998 Non-Statutory Stock Option Plan.

(8)    Commitments and Contingencies

General Litigation

The Company has been named as a defendant in a lawsuit brought by the Center for Environment Health (“CEH”) contending that the Company violated the California Safe Drinking Water and Toxic Enforcement Act of 1998 (Proposition 65) by selling to California consumers without a warning topical skin care products containing zinc oxide which in turn contains lead. The lawsuit contends that the purported failure to comply with Proposition 65 requirements also constitutes a violation of the California Business & Professions Code Section 1700 et seq. Violations of either Proposition 65 or Business and Professions Code 1700 et seq. render a defendant liable for civil penalties of up to $2.5 per day per violation.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has also been named as a defendant in a lawsuit filed in San Francisco Superior Court on December 29, 1999, JOHNSON et al. v. BRISTOL-MYERS SQUIBB CO., et al., Case No. 308872. This is a putative class action brought by two named plaintiffs on behalf of the general public in California, against the same entities that are defendants in the CEH lawsuit. As with the CEH lawsuit, the Johnson lawsuit alleges that the Company violated Proposition 65 by selling to California consumers without a warning topical skin care products containing zinc oxide which in turn contains lead. The lawsuit does not assert claims directly under Proposition 65, but asserts that the alleged failure to comply with Proposition 65 gives rise to claims under California’s Business and Professions Code Section 17200 et seq., 17500 et seq., and the Civil Code Section 1750 et seq. The lawsuit seeks injunctive and equitable relief, restitution, the disgorgement of allegedly wrongfully obtained revenues and damages.

The plaintiffs in the two separate actions have filed a consolidated amended complaint that includes a claim based upon the allegation that zinc oxide allegedly also contains cadmium. As of June 10, 2002 a tentative settlement had previously been reached for these two cases, but the settlement has not been finalized.

The Company has been named as a defendant in approximately 150 lawsuits alleging that the plaintiffs were injured as a result of ingestion of products containing phenylpropanolamine (“PPA”), which was the active ingredient in most of the Company’s DEXATRIM products until November 2000. The Company anticipates that additional lawsuits will be filed in which similar or other allegations are made. Most of the lawsuits seek an unspecified amount of compensatory and exemplary damages. Approximately half of the existing suits represent cases involving alleged injuries by products manufactured and sold prior to the Company’s acquisition of Dexatrim in December 1998. The Company is being defended and indemnified from liability by The DELACO Company, Inc., successor to Thompson Medical Company, Inc. (“Thompson Medical”) from which the Company acquired DEXATRIM in December 1998. The Company understands that the DELACO Company, Inc. maintains product liability insurance coverage for products manufactured and sold prior to the sale of Dexatrim to the Company, but otherwise has only nominal assets. Accordingly, it is unlikely that the DELACO Company, Inc will be able to indemnify the Company in excess of their insurance coverage. The Company maintains $102 million of product liability insurance coverage for injuries related to Dexatrim with PPA occurring after the Company’s acquisition of DEXATRIM in December 1998 and prior to May 31, 2001, if the claims are made before May 31, 2004. There can be no assurance that the insurance maintained by The DELACO Company will be sufficient to cover claims related to products manufactured or sold prior to the Company’s acquisition of Dexatrim or that ultimately the Company will not be held liable for these claims.

The Company intends to vigorously defend these claims. At this stage of the proceedings, it is not possible to determine the outcome of these matters or the effect of their resolution on the Company’s financial position or operating results. Management believes that the Company’s defenses will have merit; however, there can be no assurance that the Company will be successful in its defense or that these lawsuits will not have a material adverse effect on the Company’s results of operations for some period or on the Company’s financial position.

Other claims, suits and complaints arise in the ordinary course of the Company’s business involving such matters as patents and trademarks, product liability, environmental matters and other alleged injuries or damage. The outcome of such litigation cannot be predicted, but, in the opinion of management, based in part upon the opinion of counsel, all such pending matters are without merit or are of such kind or involve such amounts as would not have a material adverse effect on the consolidated operating results or financial position of the Company if disposed of unfavorably.

Regulatory

In 1994 the Nonprescription Drug Manufacturers Association (now the Consumer Healthcare Products Association) (“CHPA”) initiated a large-scale study in conjunction with the Yale University School of Medicine to investigate a possible association, if any, of stroke in women aged 18 to 49 using PPA which, until November

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2000, was the active ingredient in certain of the DEXATRIM products (the “Yale Study”). PPA is also used in other over-the-counter medications which were also part of the Yale Study. In May 2000, the results of the Yale Study were filed with the Food and Drug Administration (“FDA”). The investigators concluded that the results of the Yale Study suggest that PPA increases the risks of hemorrhagic stroke. The FDA indicated at that time that no immediate action was required and scheduled an FDA advisory panel to meet in October 2000 to discuss the results of the study. The CHPA has questioned the execution of the Yale Study and disagreed with its conclusions.

On October 19, 2000 a Nonprescription Drugs Advisory Committee (“NDAC”), commissioned by the FDA to review the safety of PPA, determined that there is an association between PPA and hemorrhagic stroke and recommended that PPA not be considered generally recognized as safe for OTC use as a nasal decongestant or for weight control. In response to a request from the FDA to voluntarily cease marketing DEXATRIM with PPA, the Company announced on November 7, 2000 its decision to immediately cease shipping DEXATRIM with PPA and to accept product returns from any retailers who decide to discontinue marketing DEXATRIM with PPA.

Certain countries, states and localities have enacted, or are considering enacting, restrictions on the sale of products that contain synthetic ephedrine or naturally-occurring sources of ephedrine. These restrictions include the prohibition of OTC sales, required warnings or labeling statements, record keeping and reporting requirements, the prohibition of sales to minors, per transaction limits on the quantity of product that may be purchased and limitations on advertising and promotion. In such countries, states or localities these restrictions could adversely affect the sale of DEXATRIM Natural, which contains naturally occurring sources of ephedrine. Failure to comply with these restrictions could also lead to regulatory enforcement action, including the seizure of violative products, product recalls, civil or criminal fines or other penalties. The enactment of these restrictions, the perceived safety concerns to ephedrine and the possibility of further regulatory action increases the likelihood that claims relating to the existence of naturally-occurring sources of ephedrine in DEXATRIM Natural will be filed against the Company. In late 2000 the FDA requested the National Institutes of Health to commission a review of the safety and efficacy of ephedrine in herbal products used to control weight. This review is assumed to be retrospective in nature and will be based on all adverse events, records and scientific data available to the reviewers. It is expected that the report will be issued in early Fall of 2002. On September 5, 2001 The Public Citizen Health Research Group petitioned the FDA to ban the production and sale of dietary supplements containing ephedrine alkaloids. To date, the FDA had taken no action with regard to this petition. If the FDA concludes that ephedrine should not be used in dietary supplements, the Company will be required to reformulate the product.

The Company was notified in October 2000 that the FDA denied a citizen petition submitted by Thompson Medical, the previous owner of SPORTSCREME and ASPERCREME, seeking a determination that 10% trolamine salicylate was clinically proven to be an effective active ingredient in external analgesic OTC drug products, and thus should be included in the FDA’s yet-to-be finalized monograph for external analgesics. The Company has met with the FDA and submitted a proposed protocol study to evaluate the efficacy of 10% trolamine salicylate as an active ingredient in OTC external analgesic drug products. Based on comments received from the FDA at the meeting, the Company may revise and resubmit the protocol. After final comments from the FDA, the Company expects that it will take one or two years to produce the clinical data for FDA review. The FDA could finalize the OTC external analgesic monograph before the protocol and clinical data results are finalized, which would place 10% trolamine salicylate in non-monograph status, thus requiring the submission of a new drug application to market and sell OTC products with 10% trolamine salicylate. This submission would likely require the Company to provide clinical data, which would be expensive. The Company is working to develop alternate formulations for SPORTSCREME and ASPERCREME in the event that the FDA

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

does not consider the available clinical data to conclusively demonstrate the efficacy of trolamine salicylate when the OTC external analgesic monograph is finalized. The Company is also reviewing the option of marketing SPORTSCREME and ASPERCREME as homeopathic products. If 10% trolamine salicylate is not included in the final monograph, we would likely be required to discontinue these products and remove them from the market after expiration of an anticipated grace period.

Leases

The minimum rental commitments under all noncancelable operating leases, primarily real estate, in effect at November 30, 2001 are as follows:

2002	$298
2003	296
2004	197
2005	187
2006	187
Thereafter	1,451

$2,616

Rental expense was $1,442 for 2001.

(9)    Supplemental Financial Information

Inventories consisted of the following at November 30, 2001:

Raw materials and work in process	$8,108
Finished goods	8,191
Excess of current cost over LIFO value	(2,039)

Total inventories	$14,260

International inventories included above, valued on a lower of FIFO cost or market at November 30, 2001 were $2,279.

Property, plant and equipment consisted of the following at November 30, 2001:

Land	$879
Buildings and improvements	5,707
Machinery and equipment	44,043
Construction in progress	286
Less–accumulated depreciation	(24,640)

Property, plant and equipment, net	$26,275

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued liabilities consisted of the following at November 30, 2001:

Interest	$3,070
Salaries, wages and commissions	3,462
Product advertising and promotion	3,654
Product acquisitions and divestitures	2,205
Allowances for product returns	255
Taxes	290
Pension	374
Legal fees	281
Insurance	842
Other	705

Total accrued liabilities	$15,138

(10)    Accrued Postretirement Health Care Benefits

The Company maintains certain postretirement health care benefits for eligible employees. Employees become eligible for these benefits if they meet certain age and service requirements. The Company pays a portion of the cost of medical benefits for certain retired employees over the age of 65. Effective January 1, 1993, the Company’s contribution is a service-based percentage of the full premium. The Company pays these benefits as claims are incurred.

Net periodic postretirement health care benefits cost for the year ended November 30, 2001 included the following components:

Service cost	$40
Interest cost on accumulated postretirement benefit obligation	75
Amortization of prior service cost	15
Amortization of net gain	(44)

Net periodic postretirement benefits cost	$86

The change in the accumulated benefit obligation resulted from the following components for the year ended November 30, 2001:

Accumulated benefit obligation, beginning of year	$1,051
Service cost	40
Interest cost	75
Actuarial gain	(52)
Benefits paid	(39)

Accumulated benefit obligation, end of year	$1,075

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the funded status of the plan at November 30, 2001:

Accumulated benefit obligation	$1,075
Fair value of plan assets	—

Funded status	(1,075)
Unrecognized prior service cost	129
Unrecognized actuarial gain	(630)

Accrued postretirement benefits cost	$(1,576)

For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7%. Due to premium caps in place which limit the Company’s expense, a 1% increase in the assumed health care cost trend rate would not affect the accumulated postretirement benefit obligation as of November 30, 2001, or the aggregate of the service and interest cost components of the net annual postretirement benefit cost for the year ended November 30, 2001.

(11)    Product and Geographical Segment Information

In 2000 and 1999 the Company operated in two primary segments – (1) OTC health care and (2) toiletries and skin care. Upon the sale of Ban in September 2000, the Company currently operates in only one primary segment – OTC health care. This segment includes medicated skin care products, topical analgesics, internal analgesics, lip care, appetite suppressant, dietary supplement products and other skin care products.

Geographical segment information is as follows for the year ended November 30, 2001:

Net Sales:
Domestic	$181,823
International (1)	16,477

Total	$198,300

Long-Lived Assets (2)
Domestic	$211,252
International	396

Total	$211,648

(1)	International sales include export sales from United States operations.
(2)	Consists of book value of property, plant, equipment, trademarks and other product rights.

(12)    Subsequent Events

On January 22, 2002 Kmart Corporation, a customer of the Company representing approximately 5% of consolidated revenues for the year ended November 30, 2001, filed a petition under Chapter 11 of the United States Bankruptcy Code. At the time of the filing Kmart Corporation owed the Company approximately $1,200. This bankruptcy filing did not impact the Company’s results of operations and financial position for fiscal 2001. In the first quarter of 2002, the Company established a reserve of $1,000 to cover its estimated bad debt related to Kmart. In the second quarter of 2002, the Company sold its receivable from Kmart to a financial institution for $367.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2002 the Company repurchased, and returned to unissued, 44,000 shares of its common stock, without par value, for $630 in accordance with the Company’s previously announced stock buyback program.

On March 28, 2002 the Company completed the acquisition of SELSUN BLUE, a leading medicated dandruff shampoo, from Abbott Laboratories (“Abbott”) for $75,000, plus inventories of $1,380 and assumed liabilities of $1,047. This acquisition includes worldwide rights (except India) to manufacture, sell and market SELSUN BLUE plus related intellectual property and certain manufacturing equipment. The purchase price of $77,427 was allocated $1,518 to inventory, $1,000 to property, plant and equipment, $73,659 to the trademark, which was assigned an indefinite life, and $1,250 to other purchased product rights, which were assigned useful lives of 5 years. This is a preliminary allocation which will be revised upon completion of appraisals of the assets. Abbott will continue to manufacture the product for the Company for a period of up to fifteen months domestically and twenty four months internationally. The Company will pay Abbott a fee of ten percent over standard manufacturing costs for this service. The Company will receive royalties from Abbott related to international sales of Selsun Blue until license transfers are finalized.

Also on March 28, 2002 the Company obtained a $60,000 senior secured credit facility from a syndicate of commercial banks led by Bank of America, N.A., as agent (the “Senior Credit Facility”). The Senior Credit Facility includes a $15,000 revolving credit line and a $45,000 term loan. The Senior Credit Facility together with the Company’s available cash was used to finance the acquisition of SELSUN BLUE and will be used to provide working capital and for general corporate purposes. The $45,000 term loan and any outstanding loans under the revolving credit line mature on March 28, 2007. The Senior Credit Facility is secured by the stock of the Company’s domestic subsidiaries and all present and future assets of the Company, excluding real property. The Senior Credit Facility contains covenants, representations, warranties and other agreements by the Company that are customary in credit agreements and security instruments relating to financings of this type.

(13)    Consolidating Financial Statements

The condensed consolidating financial statements, for the dates or periods indicated, of Chattem, Inc. (“Chattem”), Signal Investment & Management Co. (“Signal”), the guarantor of the long-term debt of Chattem, and the non-guarantor wholly-owned subsidiary companies of Chattem are presented below. Signal is a wholly-owned subsidiary of Chattem; the guarantee of Signal is full and unconditional and joint and several.

Note 13
CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS

NOVEMBER 30, 2001
(Unaudited and in thousands)

	Chattem	Signal	Non-guarantor Subsidiary Companies	Eliminations Dr. (Cr.)	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,648	$10,003	$4,794	$—	$35,445
Accounts receivable, less allowance for doubtful accounts of $500	17,690	—	3,170	—	20,860
Refundable and deferred income taxes	4,545	—	101	—	4,646
Inventories	12,409	—	1,851	—	14,260
Prepaid expenses and other current assets	2,517	—	150	—	2,667

Total current assets	57,809	10,003	10,066	—	77,878

PROPERTY, PLANT AND EQUIPMENT, NET	25,879	—	396	—	26,275

OTHER NONCURRENT ASSETS:
Patents, trademarks and other purchased product rights, net	3,987	181,386	—	—	185,373
Debt issuance costs, net	7,665	—	—	—	7,665
Investment in subsidiaries	8,280	—	—	(8,280)	—
Other	2,436	—	46	—	2,482

Total other noncurrent assets	22,368	181,386	46	(8,280)	195,520

TOTAL ASSETS	$106,056	$191,389	$10,508	$(8,280)	$299,673

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$8,523	—	$487	$—	$9,010
Payable to bank	151	—	—	—	151
Accrued liabilities	13,851	—	1,287	—	15,138

Total current liabilities	22,525	—	1,774	—	24,299

LONG-TERM DEBT	204,740	—	—	—	204,740

DEFERRED INCOME TAXES	1,401	14,850	—	—	16,251

OTHER NONCURRENT LIABILITIES	1,765	—	—	—	1,765

INTERCOMPANY ACCOUNTS	(178,860)	179,833	(973)	—	—

SHAREHOLDERS’ EQUITY:
Preferred shares, without par value, authorized 1,000, none issued	—	—	—	—	—
Common shares, without par value, authorized 50,000, issued 8,973	1,868	2	8,278	8,280	1,868
Paid-in surplus	65,960	—	—	—	65,960
Accumulated deficit	(10,994)	(3,296)	3,170	—	(11,120)

Total	56,834	(3,294)	11,448	8,280	56,708
Unamortized value of restricted common shares issued	(859)	—	—	—	(859)
Cumulative other comprehensive income:
Foreign currency translation adjustment	(490)	—	(1,741)	—	(2,231)
Minimum pension liability adjustment, net	(1,000)	—	—	—	(1,000)

Total shareholders’ equity	54,485	(3,294)	9,707	8,280	52,618

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$106,056	$191,389	$10,508	$8,280	$299,673

Note 13
CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2001
(Unaudited and in thousands)

	Chattem	Signal	Non-guarantor Subsidiary Companies	Eliminations Dr. (Cr.)	Consolidated
NET SALES	$183,423	$—	$14,877	$—	$198,300

COSTS AND EXPENSES:
Cost of sales	47,596	—	4,916	—	52,512
Advertising and promotion	67,231	5,572	5,161	—	77,964
Selling, general and administrative	31,891	25	2,730	—	34,646

Total costs and expenses	146,718	5,597	12,807	—	165,122

INCOME (LOSS) FROM OPERATIONS	36,705	(5,597)	2,070	—	33,178

OTHER INCOME (EXPENSE):
Interest expense	(21,856)	—	—	—	(21,856)
Investment and other income, net	556	1,606	56	—	2,218
Royalties	(8,900)	9,167	(267)	—	—
Premium revenue	(79)	—	79	—	—
Corporate allocations	23	—	(23)	—	—

Total other income (expense)	(30,256)	10,773	(155)	—	(19,638)

INCOME BEFORE INCOME TAXES AND EXTRAORDINARY GAIN	6,449	5,176	1,915	—	13,540
PROVISION FOR INCOME TAXES	2,698	1,760	687	—	5,145

INCOME BEFORE EXTRAORDINARY GAIN	3,751	3,416	1,228	—	8,395
EXTRAORDINARY GAIN ON EARLY EXTINGUISHMENT OF DEBT, NET OF INCOME TAXES	6,948	—	—	—	6,948

NET INCOME	$10,699	$3,416	$1,228	$—	$15,343

Note 13
CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2001
(Unaudited and in thousands)

	Chattem	Signal	Non-guarantor Subsidiary Companies	Eliminations Dr. (Cr.)	Consolidated
OPERATING ACTIVITIES:
Net income	$10,699	$3,416	$1,228	$—	$15,343
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,523	5,572	146	—	10,241
Deferred income tax provision	4,827	6,489	46	—	11,362
Extraordinary gain on early extinguishment of debt, net	(6,948)	—	—	—	(6,948)
Stock option charge	525	—	—	—	525
Other, net	18	(79)	—	—	(61)
Changes in operating assets and liabilities:
Accounts receivable	18,115	1,154	562	—	19,831
Inventories	210	—	582	—	792
Prepaid expenses and other current assets	(1,767)	—	(26)	—	(1,793)
Accounts payable and accrued liabilities	(25,656)	—	94	—	(25,562)

Net cash provided by operating activities	4,546	16,552	2,632	—	23,730

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(1,615)	—	(239)	—	(1,854)
Additions to trademarks and other product rights	—	(277)	—	—	(277)
Proceeds from product divestiture	1,179	—	—	—	1,179
Proceeds from sales of property, plant and equipment	95	—	—	—	95
Increase in other assets, net	(727)	—	—	—	(727)

Net cash used in investing activities	(1,068)	(277)	(239)	—	(1,584)

FINANCING ACTIVITIES:
Repayment of long-term debt	(83,746)	—	—	—	(83,746)
Payment of consent fees and other costs related to repayment of long-term debt	(4,000)	—	—	—	(4,000)
Change in payable to bank	(1,378)	—	—	—	(1,378)
Repurchase of common shares	(174)	—	—	—	(174)
Proceeds from exercise of stock options	119	—	—	—	119
Changes in intercompany accounts	96,871	(98,019)	1,148	—	—
Dividends paid	4,000	(4,000)	—	—	—

Net cash provided by (used in) financing activities	11,692	(102,019)	1,148	—	(89,179)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(37)	—	(19)	—	(56)

CASH AND CASH EQUIVALENTS:
Increase (decrease) for the year	15,133	(85,744)	3,522	—	(67,089)
At beginning of year	5,515	95,747	1,272	—	102,534

At end of year	$20,648	$10,003	$4,794	$—	$35,445

CONSENT OF THE INDEPENDENT
PUBLIC ACCOUNTANTS

We consent to the use of our report dated June 7, 2002, with respect to the consolidated financial statements of Chattem, Inc. as of and for the year ended November 30, 2001 included in this Prospectus Supplement of Chattem, Inc. dated June 17, 2002.

/S/    ERNST & YOUNG LLP

Chattanooga, Tennessee
June 13, 2002

REPORT OF INDEPENDENT

PUBLIC ACCOUNTANTS

To Chattem, Inc.:

We have audited the accompanying consolidated balance sheets of Chattem, Inc. (a Tennessee corporation) and subsidiaries as of November 30, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chattem, Inc. and subsidiaries as of November 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the consolidated financial statements, effective December 1, 1999, the Company changed its method of accounting for start-up activities and organization costs.

ARTHUR ANDERSEN LLP

Chattanooga, Tennessee
January 23, 2002

CONSOLIDATED BALANCE SHEETS
November 30, 2001 and 2000
(In thousands)

	2001	2000
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$35,445	$102,534
Accounts receivable, less allowance for doubtful accounts of $500 in 2001 and $1,025 in 2000	20,860	40,691
Refundable and deferred income taxes	4,646	12,401
Inventories	14,260	15,052
Prepaid expenses and other current assets	2,667	884

Total current assets	77,878	171,562

PROPERTY, PLANT AND EQUIPMENT, NET	26,275	27,059

OTHER NONCURRENT ASSETS:
Patents, trademarks and other purchased product rights, net	185,373	191,980
Debt issuance costs, net	7,665	8,829
Other	2,482	2,646

Total other noncurrent assets	195,520	203,455

TOTAL ASSETS	$299,673	$402,076

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
November 30, 2001 and 2000
(In thousands)

	2001	2000
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$9,010	$8,790
Payable to bank	151	1,529
Accrued liabilities	15,138	35,214

Total current liabilities	24,299	45,533

LONG-TERM DEBT	204,740	304,077

DEFERRED INCOME TAXES	16,251	12,919

OTHER NONCURRENT LIABILITIES	1,765	1,894

COMMITMENTS AND CONTINGENCIES (NOTES 4 AND 9)

SHAREHOLDERS’ EQUITY:
Preferred shares, without par value, authorized 1,000, none issued	––	––
Common shares, without par value, authorized 50,000, issued 8,973 in 2001 and 8,861 in 2000	1,868	1,845
Paid-in surplus	65,960	64,443
Accumulated deficit	(11,120)	(26,463)

	56,708	39,825
Unamortized value of restricted common shares issued	(859)	—
Cumulative other comprehensive income:
Foreign currency translation adjustment	(2,231)	(2,172)
Minimum pension liability adjustment, net of income taxes	(1,000)	—

Total shareholders’ equity	52,618	37,653

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$299,673	$402,076

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended November 30, 2001, 2000 and 1999
(In thousands, except per share amounts)

	2001	2000	1999
NET SALES	$198,300	$252,699	$298,142

COSTS AND EXPENSES:
Cost of sales	52,512	74,957	75,612
Advertising and promotion	77,964	106,868	117,835
Selling, general and administrative	34,646	31,994	32,494

Total costs and expenses	165,122	213,819	225,941

INCOME FROM OPERATIONS	33,178	38,880	72,201

OTHER INCOME (EXPENSE):
Interest expense	(21,856)	(35,729)	(36,572)
Investment and other income, net	2,218	1,566	579
Loss on product divestitures	—	(5,018)	—

Total other income (expense)	(19,638)	(39,181)	(35,993)

INCOME (LOSS) BEFORE INCOME TAXES, EXTRAORDINARY GAIN (LOSS) AND CHANGE IN ACCOUNTING PRINCIPLE	13,540	(301)	36,208
PROVISION FOR (BENEFIT FROM) INCOME TAXES	5,145	(104)	13,667

INCOME (LOSS) BEFORE EXTRAORDINARY GAIN (LOSS) AND CHANGE IN ACCOUNTING PRINCIPLE	8,395	(197)	22,541
EXTRAORDINARY GAIN (LOSS) ON EARLY EXTINGUISHMENT OF DEBT, NET OF INCOME TAXES	6,948	(920)	(2,385)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF INCOME TAX BENEFIT	—	(542)	—

NET INCOME (LOSS)	$15,343	$(1,659)	$20,156

NUMBER OF COMMON SHARES:
Weighted average outstanding—basic	8,927	9,411	9,747

Weighted average and potential dilutive outstanding	9,038	9,411	10,024

NET INCOME (LOSS) PER COMMON SHARE:
Basic:
Income (loss) before extraordinary gain (loss) and change in accounting principle	$.94	$(.02)	$2.31
Extraordinary gain (loss)	.78	(.10)	(.24)
Change in accounting principle	—	(.06)	—

Total basic	$1.72	$(.18)	$2.07

Diluted:
Income (loss) before extraordinary gain (loss) and change in accounting principle	$.93	$(.02)	$2.25
Extraordinary gain (loss)	.77	(.10)	(.24)
Change in accounting principle	—	(.06)	—

Total diluted	$1.70	$(.18)	$2.01

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended November 30, 2001, 2000 and 1999
(In thousands, except share and per share amounts )

	Common Shares	Paid-in Surplus	Accumulated Deficit	Unamortized Value of Restricted Common Shares Issued	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment, Net	Total
Balance, November 30, 1998	1,994	$69,068	$(44,960)	$—	$(1,351)	$—	$24,751
Net income	—	—	20,156	—	—	—	20,156
Stock options exercised	10	1,775	—	—	—	—	1,785
Stock warrants exercised	26	860	—	—	—	—	886
Stock repurchases	(36)	(3,876)	—	—	—	—	(3,912)
Issuance of 128,082 common shares in connection with product acquisitions	27	5,023	—	—	—	—	5,050
Foreign currency translation adjustment	—	—	—	—	(15)	—	(15)

Balance, November 30, 1999	2,021	72,850	(24,804)	—	(1,366)	—	48,701
Net loss	—	—	(1,659)	—	—	—	(1,659)
Stock options exercised	6	847	—	—	—	—	853
Stock repurchases	(183)	(9,306)	—	—	—	—	(9,489)
Issuance of 3,312 common shares for non-employee directors’ compensation	1	52	—	—	—	—	53
Foreign currency translation adjustment	—	—	—	—	(806)	—	(806)

Balance, November 30, 2000	1,845	64,443	(26,463)	—	(2,172)	—	37,653
Net income	—	—	15,343	—	—	—	15,343
Stock options exercised	4	678	—	—	—	—	682
Stock repurchases	(3)	(171)	—	—	—	—	(174)
Issuance of 6,600 common shares for non-employee directors’ compensation	1	38	—	—	—	—	39
Issuance of 100,000 shares of restricted common stock at a weighted-average value of $9.93 per share	21	972	—	(993)	—	—	—
Amortization of value of restricted common shares issued	—	—	—	134	—	—	134
Foreign currency translation adjustment	—	—	—	—	(59)	—	(59)
Minimum pension liability adjustment, net	—	—	—	—	—	(1,000)	(1,000)

Balance, November 30, 2001	1,868	$65,960	$(11,120)	$(859)	$(2,231)	$(1,000)	$52,618

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended November 30, 2001, 2000 and 1999
(In thousands, except share and per share amounts)

	2001	2000	1999
Operating Activities:
Net income (loss)	$15,343	$(1,659)	$20,156
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	10,241	14,943	15,064
Deferred income tax provision (benefit)	11,362	(5,734)	4,598
Loss on product divestitures	—	5,018	—
Extraordinary (gain) loss on early extinguishment of debt, net	(6,948)	920	2,385
Cumulative effect of change in accounting principle, net	—	542	—
Dividend receivable from Elcat, Inc.	—	—	(279)
Stock option charge	525	525	525
Other, net	(61)	15	—
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	19,831	14,341	(17,428)
Inventories	792	7,240	(4,683)
Prepaid expenses and other current assets	(1,793)	(1,538)	(159)
Accounts payable and accrued liabilities	(25,562)	(8,106)	6,743

Net cash provided by operating activities	23,730	26,507	26,922

Investing Activities:
Purchases of property, plant and equipment	(1,854)	(5,673)	(9,830)
Purchases of patents, trademarks and other product rights	(277)	—	(91,127)
Proceeds from product divestitures	1,179	160,000	—
Proceeds from sale of investments	—	—	3,381
Proceeds from sales of property, plant and equipment	95	11	272
Increase in other assets	(727)	(1,542)	(3,200)

Net cash provided by (used in) investing activities	(1,584)	152,796	(100,504)

Financing Activities:
Repayment of long-term debt	(83,746)	(95,000)	(165,481)
Proceeds from long-term debt	—	29,000	242,281
Payment of consent fees and other costs related to repayment of long-term debt	(4,000)	—	—
Change in payable to bank	(1,378)	(3,376)	3,879
Repurchase of common shares	(174)	(9,489)	(3,912)
Proceeds from exercise of stock options and warrants	119	237	2,104
Debt issuance costs	—	(363)	(5,101)

Net cash provided by (used in) financing activities	(89,179)	(78,991)	73,770

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(56)	(86)	44

Cash and Cash Equivalents:
Increase (decrease) for the year	(67,089)	100,226	232
At beginning of year	102,534	2,308	2,076

At end of year	$35,445	$102,534	$2,308

Schedule of Non-Cash Investing and Financing Activities:
Issuance of 125,500 shares of common stock at $39.84 per share to fund portion of Thompson Medical brands’ acquisition	$—	$—	$5,000
Issuance of 2,582 shares of common stock at $19.365 per share as part of agreement to settle future contingency payments to the former owners of SUNSOURCE	$—	$—	$50
Additions to trademarks and other product rights by assumption of certain liabilities	$—	$—	$1,525
Issuance of 100,000 shares of restricted common stock at a weighted-average value of $9.93 per share	$993	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE:    All monetary amounts are expressed in thousands of dollars unless contrarily evident.

(1)    Nature of Operations

Chattem, Inc. and its wholly-owned subsidiaries (the “Company”) market and manufacture branded over-the-counter (“OTC”) health care products. The products are sold primarily through mass merchandisers, independent and chain drug stores, drug wholesalers and food stores in the United States and in various markets in approximately 50 countries throughout the world.

(2)    Summary of Significant Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Chattem, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents

The Company considers all short-term deposits and investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventory costs include materials, labor and factory overhead. Inventories in the United States are valued at the lower of last-in, first-out (“LIFO”) cost or market, while international inventories are valued at the lower of first-in, first-out (“FIFO”) cost or market.

At November 30, 2001 certain LIFO inventory quantities were lower than their respective prior year levels resulting in liquidations of inventory quantities carried at higher costs prevailing in prior years as compared to current year costs. The effect of this liquidation increased cost of sales by $86.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The Company capitalized interest of $31 and $255 in 2000 and 1999, respectively. Depreciation is computed using the straight-line method over the estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 12 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for 2001, 2000 and 1999 was $2,618, $2,504 and $1,936, respectively.

Patents, Trademarks and Other Purchased Product Rights

The costs of acquired patents, trademarks and other purchased product rights are capitalized and amortized over periods ranging from 5 to 40 years. At November 30, 2001 the weighted average life of patents, trademarks and other purchased product rights was 32 years. Total accumulated amortization of these assets at November 30, 2001 and 2000 was $28,090 and $24,964, respectively. Amortization expense for 2001, 2000 and 1999 was $5,783, $9,151 and $9,874, respectively. Royalty expense related to other purchased product rights for 2001, 2000 and 1999 was $180, $23, and $498, respectively. Amortization and royalty expense are included in advertising and promotion expense in the accompanying consolidated statements of income.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective December 1, 2001 the Company will discontinue amortizing the cost of its trademarks having an indefinite useful life in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) issued by the Financial Accounting Standards Board (“FASB”). See “Recent Accounting Pronouncements” of this footnote.

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining useful life of long-lived assets might warrant revision or that the remaining balance may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related assets over the remaining lives of the assets in measuring whether long-lived assets are recoverable. In connection with the Company’s sale of Norwich Aspirin in fiscal 2001, the Company determined an impairment had occurred in fiscal 2000, resulting in a charge of $810 in that year.

Debt Issuance Costs

The Company has incurred debt issuance costs in connection with its long-term debt. These costs are capitalized and amortized over the term of the related debt. Amortization expense related to debt issuance costs was $1,143, $1,565 and $1,556 in 2001, 2000 and 1999, respectively. Accumulated amortization of these costs was $3,104 and $3,674 at November 30, 2001 and 2000, respectively.

Payable To Bank

Payable to bank includes checks outstanding in excess of certain cash balances.

Revenue Recognition

Revenue is recognized when the Company’s products are shipped to its customers.

It is the Company’s policy across all classes of customers that all sales are final. As is common in the consumer products industry, product is returned by the customer due to a number of reasons. Examples include product damaged in transit, discontinuance of a particular size or form of product, shipping error, etc. The Company maintains and evaluates an allowance for returns and will record a return upon receipt of the product or deduction by the customer.

Research And Development

Research and development costs relate primarily to the development of new products and are expensed as incurred. Such expenses were $1,664, $1,901, and $1,839 in 2001, 2000 and 1999, respectively.

Advertising Expenses

The cost of advertising is expensed in the fiscal year in which the related advertising takes place. Production and communication costs are expensed in the period in which the related advertising begins running. Advertising expense for 2001, 2000 and 1999 was $40,516, $46,028, and $54,764, respectively. At November 30, 2001 and 2000, the Company reported $857 and $669, respectively, of advertising paid for in 2001 and 2000 which will run or did run in the next fiscal year. These amounts are included in other noncurrent assets in the accompanying consolidated balance sheets.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Income Per Common Share

For the years ended November 30, 2001, 2000 and 1999 the weighted average and potential dilutive number of common shares outstanding consisted of the following (in thousands):

	2001	2000	1999
Weighted average common shares outstanding	8,927	9,411	9,747
Potential dilutive shares from:
Stock options	95	—	277
Restricted common shares	16	—	—

Weighted average and potential dilutive common shares outstanding (1)	9,038	9,411	10,024

(1)
Because their effects are anti-dilutive, excludes shares issuable under stock option plans whose grant price was greater than the average market price of common shares outstanding as follows: 480 shares in 2001 and 135 shares in 1999.

Due to the net loss sustained in 2000, the impact of stock options outstanding were antidilutive in that year.

Foreign Currency Translation

Assets and liabilities of the Company’s Canadian and United Kingdom subsidiaries are translated to United States dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders’ equity. Gains and losses which result from foreign currency transactions are included in the accompanying consolidated statements of income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Financial Instruments

The Company has entered into interest rate swap agreements from time to time as a means of managing its interest rate exposure and not for trading purposes. These agreements have the effect of converting a portion of the Company’s variable rate obligations to fixed rate obligations. Net amounts paid or received are reflected as adjustments to interest expense. The Company was not a party to any interest rate swap agreements at November 30, 2001 and 2000. On December 1, 2001 the Company adopted the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Transactions”, which had no effect on the results of operations and financial position of the Company in fiscal 2001.

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk consist primarily of accounts receivable and short–term cash investments. The Company’s exposure to credit risk associated with nonpayment of accounts receivable is affected by conditions or occurrences within the retail industry. As a result, the Company performs ongoing credit evaluations of its customers’ financial position but generally requires no

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

collateral from its customers. The Company’s largest customer accounted for 26%, 24% and 19% of sales in 2001, 2000 and 1999, respectively. No other customer exceeded 10% of the Company’s sales in 2001, 2000 or 1999. Short–term cash investments are placed with high credit–quality financial institutions or in low risk, liquid instruments. No losses have been experienced on such investments. On January 22, 2002 Kmart Corporation, a customer of the Company representing approximately 5% of consolidated revenues, filed a petition under Chapter 11 of the United States Bankruptcy Code. This bankruptcy filing did not impact the Company’s results of operations and financial position for fiscal 2001.

Recent Accounting Pronouncements

In April 1998 the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 98-5, “Reporting on the Costs of Start-Up Activities”(“SOP 98-5”). SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The initial adoption of SOP 98-5 was recorded as the cumulative effect of a change in accounting principle. This one-time charge, net of income tax benefit, was $542, or $.06 per diluted share, in the first quarter of fiscal 2000.

In September 2000 the Emerging Issues Task Force (“EITF”) of the FASB reached a final consensus on EITF Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs” (“EITF 00-10”). EITF 00-10 is effective the fourth quarter of 2001 and addresses the income statement classification of amounts charged to customers for shipping and handling, as well as costs incurred related to shipping and handling. The EITF concluded that amounts billed to a customer in a sale transaction related to shipping and handling should be classified as revenue. The EITF also concluded that if costs incurred related to shipping and handling are significant and not included in cost of sales, an entity should disclose both the amount of such costs and the line item on the income statement that includes them. Costs incurred related to shipping and handling included in revenues were required to be reclassified to cost of sales. The Company currently classifies shipping and handling costs as a selling expense. The amount of shipping and handling costs included in selling expense for 2001, 2000 and 1999 was $5,551, $7,644 and $6,794, respectively. The adoption of this pronouncement in 2001 did not have an impact on the results of operations or the financial position of the Company.

In November 2000 the EITF finalized EITF Issue No. 00-14, “Accounting for Certain Sales Incentives” (“EITF 00-14”). EITF 00-14 addresses the recognition, measurement and income statement classification for sales incentives offered to customers. Sales incentives include discounts, coupons, rebates, “buy one get one free” promotions and generally any other offers that entitle a customer to receive a reduction in the price of a product or service by submitting a claim for a refund or rebate. Under EITF 00-14, the reduction in or refund of the selling price of the product or service resulting from any cash sales incentives should be classified as a reduction of revenue. Currently, the Company recognizes all sales incentives as an advertising and promotion expense. Although this pronouncement will not have any impact on the results of operations or financial position of the Company, the presentation prescribed will have an effect of reducing net sales and advertising and promotion expense in comparison to prior years. The Company will adopt EITF 00-14 for all periods presented in the first quarter of fiscal 2002. The impact of adopting would have decreased net sales and advertising and promotion expense in 2001, 2000 and 1999 by $5,543, $15,215 and $11,441, respectively.

In June 2001 the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The provisions of SFAS 142 permit the Company to discontinue the amortization of the cost of intangible assets with indefinite lives resulting from acquired brands for accounting purposes and require certain fair value based tests of the carrying value of indefinite lived intangible assets. The Company plans to early adopt the provisions of

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS 142 effective December 1, 2001. The amount of amortization, net of income tax benefit, was $3,455, $5,496 and $5,882 in 2001, 2000 and 1999, respectively. The Company is currently evaluating the potential impairment of these intangible assets.

In July 2001 the EITF finalized EITF Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products” (“EITF 00-25”). Under the provisions of EITF 00-25 the Company will be required to reclassify certain marketing and selling expenses as reductions of net sales. The results of operations and the financial position of the Company, therefore, will not be affected. The Company will adopt EITF 00-25 for all periods presented in the first quarter of fiscal 2002. The amount of these marketing and selling expenses were $11,591, $19,447 and $6,423 in 2001, 2000 and 1999, respectively.

Stock-based Compensation

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Effective fiscal 1997, the Company adopted the disclosure option of SFAS No. 123, “Accounting for Stock-Based Compensation”.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period’s presentation.

(3)    Pension Plans

The Company has a noncontributory defined benefit pension plan (“the Plan”) which covers substantially all employees. The Plan provides benefits based upon years of service and the employee’s compensation. The Company’s contributions are based on computations by independent actuaries. Plan assets at November 30, 2001 and 2000 were invested primarily in United States government and agency securities and corporate debt and equity securities. In October 2000 the Company’s board of directors adopted an amendment to the Plan that freezes benefits of the Plan and prohibits new entrants to the Plan effective December 31, 2000. This action by the board of directors resulted in a curtailment gain (loss) of $(179) and $1,912 in 2001 and 2000, respectively.

Net periodic pension cost for the years ended November 30, 2001, 2000 and 1999 included the following components:

	2001	2000	1999
Service cost (benefits earned during the period)	$—	$789	$834
Interest cost on projected benefit obligation	549	794	747
Actual (return) loss on plan assets	(1,018)	(325)	1,528
Net amortization and deferral	425	(337)	(2,558)
Curtailment (gain) loss	179	(1,912)	—

Net pension cost (benefit)	$135	$(991)	$551

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The change in the projected benefit obligation resulted from the following components for the years ended November 30, 2001 and 2000:

	2001	2000
Projected benefit obligation, beginning of year	$6,446	$10,063
Service cost	—	789
Interest cost	549	794
Actuarial loss	1,987	355
Benefits paid	(1,040)	(1,327)
Settlements	253	—
Curtailment of benefits	—	(4,228)

Projected benefit obligation, end of year	$8,195	$6,446

The change in plan assets resulted from the following components for the years ended November 30, 2001 and 2000:

	2001	2000
Fair value of plan assets, beginning of year	$6,957	$7,659
Actual return on plan assets	1,018	325
Employer contribution	886	300
Benefits paid	(1,040)	(1,327)

Fair value of plan assets, end of year	$7,821	$6,957

The following table sets forth the funded status of the Plan as of November 30, 2001 and 2000:

	2001	2000
Plan assets at fair market value	$7,821	$6,957
Projected benefit obligation	(8,195)	(6,446)

Plan assets greater (less) than projected benefit obligation	(374)	511
Unrecognized net loss	1,636	—
Minimum pension liability adjustment	(1,636)	—

Pension asset (liability) recognized in balance sheets at end of year	$(374)	$511

The discount rate used in determining the actuarial present value of the projected benefit obligation was 7% and 8% in 2001 and 2000, respectively. The expected long-term rate of return on plan assets was 9% in both 2001 and 2000.

The Company has a defined contribution plan covering substantially all employees. Eligible participants can contribute up to 15% of their annual compensation and receive a 25% matching employer contribution up to 6% of their annual compensation. The defined contribution plan expense was $180, $171 and $198 in 2001, 2000 and 1999, respectively. In fiscal 2001 the Company enhanced its savings investment plan to include an additional 3% employer contribution made on behalf of eligible participants. This employer contribution expense was $492 in 2001.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)    Long-term Debt

Long-term debt consisted of the following at November 30, 2001 and 2000:

	2001	2000
8.875% Senior Subordinated Notes due 2008, plus unamortized premium of $202 for 2001 and $233 for 2000	$204,740	$275,233
12.75% Senior Subordinated Notes due 2004, net of unamortized discount of $301	—	28,844

Total long-term debt	$204,740	$304,077

On January 17, 2001 the Company completed the consent solicitation and tender offer pursuant to which it retired $70,462 principal amount of its 8.875% Senior Subordinated Notes due 2008 (the “8.875% Notes”) and $7,397 principal amount of its 12.75% Senior Subordinated Notes due 2004 (the “12.75% Notes”). Total consideration paid for the consent solicitation and tender offer was $64,937, which was provided by the proceeds of the Company’s divestiture of the Ban product line in fiscal 2000 (Note 11). On June 15, 2001 the Company retired all of the remaining outstanding principal balance of $21,748 of the 12.75% Notes.

On March 24, 1998 the Company issued at par value $200,000 of the 8.875% Notes. The proceeds of the note offering were used to fund the Ban purchase (Note 11), repay revolving bank indebtedness and provide additional working capital.

On May 7, 1999 the Company issued an additional $75,000 of its 8.875% (priced to yield 8.8125%) Notes under its indenture relating to the issuance of its $200,000 of 8.875% Notes on March 24, 1998. The additional notes were issued under the Company’s $250,000 shelf registration statement filed on December 21, 1998 with the Securities and Exchange Commission. The net proceeds from the issuance of the additional notes were used to retire $41,500 of the then outstanding balance of the Company’s $115,000 term bank loan and the outstanding balance of $25,500 of its revolving bank loan.

The 8.875% Notes mature on April 1, 2008 and interest is payable semi-annually on April 1 and October 1 of each year. The 8.875% Notes are senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company. The 8.875% Notes, which were registered under the Securities Act of 1933, are not callable until April 1, 2003, after which they may be redeemed at the option of the Company. Upon the occurrence of certain events constituting a change of control, the holders of the 8.875% Notes may require the Company to repurchase the 8.875% Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The 8.875% Notes are guaranteed by Signal Investment & Management Co., a wholly-owned subsidiary of the Company.

The 8.875% Notes are issued under an indenture with an indenture trustee, which restricts, among other things, the ability of the Company and its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends, (iii) sell or issue capital stock of a subsidiary, (iv) create encumbrances on the ability of any subsidiary to pay dividends or make other restricted payments, (v) engage in certain transactions with affiliates, (vi) dispose of certain assets, (vii) merge or consolidate with or into, or sell or otherwise transfer all or substantially all their properties and assets as an entirety to another person, or (viii) create additional liens.

In 1994 the Company issued $75,000 of the 12.75% Notes with five year warrants to purchase 417,182 shares of common stock (the “Warrants”). The right to exercise the Warrants expired on August 16, 1999. The proceeds of the 12.75% Notes were used to repay amounts outstanding under a prior credit agreement. The remaining principal balance of these notes was retired in 2001.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On June 21, 2001 the Company obtained a $10,000 unsecured revolving line of credit from a financial institution. As of November 30, 2001 no portion of this credit facility had been utilized by the Company.

During 2001, 2000 and 1999 the Company prepaid previously outstanding long-term debt with funds received from refinancings, the sales of Ban and Cornsilk (Note 11), cash from operations, the redemption of the Elcat Preferred Shares and the issuance of the 8.875% Notes. In connection with the repayment of those borrowings, the Company incurred extraordinary gains (losses), net of income tax, in 2001, 2000 and 1999 of $6,948, $(920) and $(2,385), respectively, or $.77, $(.10) and $(.24) per diluted share, respectively. The gain and these losses related to the write–off of debt issuance and other deferred financing costs and the discounts taken and premiums paid on the retirement of the 8.875% and 12.75% Notes.

Future maturities of long-term debt are as follows:

2002	$—
2003	—
2004	—
2005	—
2006	—
Thereafter	204,538

204,538
Unamortized premium	202

$204,740

Cash interest payments during 2001, 2000 and 1999 were $23,408, $33,596 and $34,822, respectively, net of $31 and $255 capitalized in 2000 and 1999, respectively.

(5)    Derivative Financial Instruments

On July 21, 1997 the Company entered into two interest rate swap agreements with a financial institution in notional amounts of $40,000 and $5,000. The Company entered into these agreements as hedges on its variable rate debt and not for trading purposes. The swaps were scheduled to expire July 22, 2002. In connection with the May 1999 refinancing of its long-term debt, the Company terminated these agreements, which resulted in a $1,155 loss. This loss was deferred by the Company and was being written off as interest expense over the original life of the swaps. In connection with the September 2000 retirement of the underlying variable rate debt, the Company wrote off the unamortized portion of the loss to interest expense. The amounts of this loss charged to interest expense in 2000 and 1999 were $942 and $213, respectively.

(6)    Fair Value of Financial Instruments

Unless otherwise indicated elsewhere in the notes to the consolidated financial statements, the carrying value of the Company’s financial instruments approximates fair value.

At November 30, 2001 the carrying value of the 8.875% Notes exceeded their estimated fair value by approximately $10,429. The fair value was estimated based on quoted market prices for the same or similar issues.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(7)    Income Taxes

The provision for (benefit from) income taxes from income (loss) before extraordinary gain (loss) and change in accounting principle includes the following components for the years ending November 30, 2001, 2000 and 1999:

	2001	2000	1999
Current:
Federal	$(5,534)	$5,053	$8,115
State	(683)	577	954
Deferred	11,362	(5,734)	4,598

	$5,145	$(104)	$13,667

Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at November 30, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets:
Allowances and accruals	$235	$1,049
Inventory reserve	365	1,890
Accrued promotional expenses	438	2,783
Allowance for product returns	765	4,382
Accrued postretirement health care benefits	612	596
Other	1,628	2,016

Gross deferred tax assets	4,043	12,716

Deferred tax liabilities:
Depreciation and amortization	16,474	14,512
Prepaid advertising	315	261
Inventory	195	196
Other	1,062	388

Gross deferred tax liabilities	18,046	15,357

Net deferred liability	$14,003	$2,641

The decrease in deferred tax assets from 2000 to 2001 relates primarily to the reduction of certain liabilities related to DEXATRIM, SUNSOURCE and Ban products from 2000 to 2001.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The difference between the provision for (benefit from) income taxes and the amount computed by multiplying income (loss) before income taxes, extraordinary gain (loss) and change in accounting principle by the United States statutory rate for the years ended November 30, 2001, 2000 and 1999 is summarized as follows:

	2001	2000	1999
Expected tax provision (benefit)	$4,739	$(105)	$12,673
Dividend exclusion benefit	—	—	(69)
State income taxes, net of federal income tax benefit	696	(11)	1,327
Other, net	(290)	12	(264)

	$5,145	$(104)	$13,667

Income taxes paid in 2001, 2000 and 1999 were $1,261, $9,119 and $8,179, respectively. The Company received income tax refunds of $4,747 and $23 during 2001 and 1999, respectively.

(8)    SHAREHOLDERS’ EQUITY

Stock Options

The Company’s 1993 Non-Statutory Stock Option Plan provides for issuance of up to 350,000 shares of common stock to key employees. In addition, the Company’s 1994 Non-Statutory Stock Option Plan and the 1994 Non-Statutory Stock Option Plan for Non-Employee Directors provide for the issuance of up to 350,000 and 80,000 shares, respectively, of common stock. The Company’s 1998 Non-Statutory Stock Option Plan provides for issuance of up to 700,000 shares of common stock to key employees, while the 1999 Non-Statutory Stock Option Plan for Non-Employee Directors allows issuance of up to 100,000 shares of common stock. The 2000 Non-Statutory Stock Option Plan provides for the issuance of up to 750,000 shares of common stock. Options vest ratably over four years and are exercisable for a period of up to ten years from the date of grant.

For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2001, 2000 and 1999: expected dividend yield of 0%, expected volatility of 65%, 57% and 58%, risk-free interest rates of 4.40%, 6.41% and 4.81% and expected lives of six years.

Had compensation expense for stock option grants been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, the Company’s net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts for the years ended November 30, 2001, 2000 and 1999 as indicated below:

	2001	2000	1999
Net income (loss):
As reported	$15,343	$(1,659)	$20,156
Pro forma	$13,573	$(2,456)	$18,980
Net income (loss) per share, basic:
As reported	$1.72	$(.18)	$2.07
Pro forma	$1.52	$(.26)	$1.95
Net income (loss) per share, diluted:
As reported	$1.70	$(.18)	$2.01
Pro forma	$1.50	$(.26)	$1.89

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the activity of stock options during 2001, 2000 and 1999 is presented below (shares in thousands):

	2001		2000		1999
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Outstanding at beginning of year	768	$12.50	849	$15.92	762	$11.17
Granted	822	9.96	674	18.45	136	39.38
Exercised	(20)	10.94	(27)	8.65	(46)	7.50
Cancelled	(94)	17.33	(728)	22.14	(3)	14.71

Outstanding at end of year	1,476	$10.85	768	$12.50	849	$15.92

Options exercisable at year-end	508	$11.30	484	$11.50	239	$10.24

Weighted average fair value of options granted		$7.74		$11.13		$23.25

Compensation expense for stock option grants with exercise prices below the market price at the date of grant is recognized ratably over the vesting period. In 1998 options were granted to purchase 175,000 shares, which were at market price on the date of approval by the board of directors but at prices below the market price on the date of shareholder approval. Compensation expense recorded for this grant was $525 in each of the fiscal years 2001, 2000 and 1999, respectively.

A summary of the exercise prices for options outstanding under the Company’s stock-based compensation plans at November 30, 2001 is presented below (shares in thousands):

Exercise Price Range	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares Exercisable	Weighted Average Exercise Price of Shares Exercisable
$ 4.63—$ 7.95	103	$5.00	4.40	92	$4.91
$ 7.96—$11.93	893	9.68	8.71	102	8.40
$11.94—$15.92	463	13.76	6.48	308	13.72
$15.93—$19.90	6	18.81	8.02	—	—
$19.91—$27.86	1	26.00	6.35	1	26.00
$27.87—$39.81	10	36.25	7.38	5	36.25

Total	1,476	$10.85	7.69	508	$11.30

Preferred Shares

The Company is authorized to issue up to 1,000,000 preferred shares in series and with rights established by the board of directors. At November 30, 2001 and 2000 no shares of any series of preferred stock were issued and outstanding.

Employee Stock Ownership Plan

Effective June 1, 1989 the Company established an Employee Stock Ownership Plan providing for the issuance of up to 360,000 shares of the Company’s common stock. At November 30, 2001 no contributions had been made to the plan.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Buyback

In 1999 the Company’s board of directors authorized repurchases of the Company’s common stock, not to exceed $10,000 in the aggregate. In April 2000 the Company’s board of directors authorized repurchases of up to an additional $10,000 of the Company’s common stock. Under these authorizations, 172,500 shares at a cost of $3,912 were reacquired in 1999, 876,500 shares at a cost of $9,489 were repurchased in 2000 and 14,000 shares at a cost of $174 were reacquired in 2001. The repurchased shares were retired and returned to unissued. As of November 30, 2001 $6,425 was available for share repurchases under the board of directors current authorization; however, the Company is limited in its ability to repurchase shares by restrictions under the terms of the indenture with respect to which its 8.875% Notes were issued.

Shareholder Rights Plan

On January 26, 2000 the Company’s board of directors adopted a Shareholder Rights Plan. Under the plan, rights were constructively distributed as a dividend at the rate of one right for each share of common stock, without par value, of the Company held by shareholders of record as of the close of business on February 11, 2000. Each right initially will entitle shareholders to buy one one-hundredth of a share of a new Series A Junior Participating Preferred Stock at an exercise price of $90.00 per right, subject to adjustment. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company’s common stock. The rights will expire on February 11, 2010. As of November 30, 2001, no rights had been exercised.

Restricted Stock Issuance

In 2001 the Company issued 100,000 restricted shares of its common stock to certain employees. The value of these shares at dates of issuance was an aggregate of $993, which is being amortized using the straight-line method over a four year period. The amount of amortization was $134 in 2001, with the unamortized value of $859 being shown in the shareholders’ equity section of the November 30, 2001 consolidated balance sheet. These shares reduced the number of shares available for issuance under the Company’s 1998 Non-Statutory Stock Option Plan.

(9)    COMMITMENTS AND CONTINGENCIES

General Litigation

The Company has been named as a defendant in a lawsuit brought by the Center for Environment Health (“CEH”) contending that the Company violated the California Safe Drinking Water and Toxic Enforcement Act of 1998 (Proposition 65) by selling to California consumers without a warning topical skin care products containing zinc oxide which in turn contains lead. The lawsuit contends that the purported failure to comply with Proposition 65 requirements also constitutes a violation of the California Business & Professions Code Section 1700 et seq. Violations of either Proposition 65 or Business and Professions Code 1700 et seq. render a defendant liable for civil penalties of up to $2.5 per day per violation.

The Company has also been named as a defendant in a lawsuit filed in San Francisco Superior Court on December 29, 1999, JOHNSON et al. v. BRISTOL-MYERS SQUIBB CO., et al., Case No. 308872. This is a putative class action brought by two named plaintiffs on behalf of the general public in California, against the same entities that are defendants in the CEH lawsuit. As with the CEH lawsuit, the Johnson lawsuit alleges that the Company violated Proposition 65 by selling to California consumers without a warning topical skin care

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

products containing zinc oxide which in turn contains lead. The lawsuit does not assert claims directly under Proposition 65, but asserts that the alleged failure to comply with Proposition 65 gives rise to claims under California’s Business and Professions Code Section 17200 et seq., 17500 et seq., and the Civil Code Section 1750 et seq. The lawsuit seeks injunctive and equitable relief, restitution, the disgorgement of allegedly wrongfully obtained revenues and damages.

The plaintiffs in the two separate actions have filed a consolidated amended complaint that includes a claim based upon the allegation that zinc oxide allegedly also contains cadmium. As of February 22, 2002 a tentative settlement has been reached for these two cases.

The Company has been named as a defendant in approximately 115 lawsuits alleging that the plaintiffs were injured as a result of ingestion of products containing phenylpropanoline (“PPA”), which until November 2000 was the active ingredient in certain of the Company’s DEXATRIM products. Most of the lawsuits seek an unspecified amount of compensatory and exemplary damages. Approximately 40% of these suits represent cases in which the Company is being defended and indemnified from liability by The DELACO Company, Inc., successor to Thompson Medical Company, Inc. (“Thompson Medical”) from which the Company acquired DEXATRIM in December 1998. The Company maintains product liability insurance coverage for claims asserted in the lawsuits, although there can be no assurance that such coverage will be sufficient to satisfy such claims. The Company anticipates that additional lawsuits in which similar allegations are made could be filed.

The Company intends to vigorously defend these claims. At this stage of the proceedings, it is not possible to determine the outcome of these matters or the effect of their resolution on the Company’s financial position or operating results. Management believes that the Company’s defenses will have merit; however, there can be no assurance that the Company will be successful in its defense or that these lawsuits will not have a material adverse effect on the Company’s results of operations for some period or on the Company’s financial position.

Other claims, suits and complaints arise in the ordinary course of the Company’s business involving such matters as patents and trademarks, product liability, environmental matters and other alleged injuries or damage. The outcome of such litigation cannot be predicted, but, in the opinion of management, based in part upon the opinion of counsel, all such pending matters are without merit or are of such kind or involve such amounts as would not have a material adverse effect on the consolidated operating results or financial position of the Company if disposed of unfavorably.

REGULATORY

In 1994 the Nonprescription Drug Manufacturers Association (now the Consumer Healthcare Products Association) (“CHPA”) initiated a large-scale study in conjunction with the Yale University School of Medicine to investigate a possible association, if any, of stroke in women aged 18 to 49 using PPA which, until November 2000, was the active ingredient in certain of the DEXATRIM products (the “Yale Study”). PPA is also used in other over-the-counter medications which were also part of the Yale Study. In May 2000, the results of the Yale Study were filed with the Food and Drug Administration (“FDA”). The investigators concluded that the results of the Yale Study suggest that PPA increases the risks of hemorrhagic stroke. The FDA indicated at that time that no immediate action was required and scheduled an FDA advisory panel to meet in October 2000 to discuss the results of the study. The CHPA has questioned the execution of the Yale Study and disagreed with its conclusions.

On October 19, 2000 a Nonprescription Drugs Advisory Committee (“NDAC”), commissioned by the FDA to review the safety of PPA, determined that there is an association between PPA and hemorrhagic stroke and

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recommended that PPA not be considered generally recognized as safe for OTC use as a nasal decongestant or for weight control. In response to a request from the FDA to voluntarily cease marketing DEXATRIM with PPA, the Company announced on November 7, 2000 its decision to immediately cease shipping DEXATRIM with PPA and to accept product returns from any retailers who decide to discontinue marketing DEXATRIM with PPA. To date, the FDA has not issued any final determinations concerning PPA or products containing PPA.

Certain countries, states and localities have enacted, or are considering enacting, restrictions on the sale of products that contain synthetic ephedrine or naturally-occurring sources of ephedrine. These restrictions include the prohibition of OTC sales, required warnings or labeling statements, record keeping and reporting requirements, the prohibition of sales to minors, per transaction limits on the quantity of product that may be purchased and limitations on advertising and promotion. In such countries, states or localities these restrictions could adversely affect the sale of DEXATRIM Natural, which contains naturally occurring sources of ephedrine. Failure to comply with these restrictions could also lead to regulatory enforcement action, including the seizure of violative products, product recalls, civil or criminal fines or other penalties. The enactment of these restrictions, the perceived safety concerns to ephedrine and the possibility of further regulatory action increases the likelihood that claims relating to the existence of naturally-occurring sources of ephedrine in DEXATRIM Natural will be filed against the Company. In late 2000 the FDA requested the National Institutes of Health to commission a review of the safety and efficacy of ephedrine in herbal products used to control weight. This review is assumed to be retrospective in nature and will be based on all adverse events, records and scientific data available to the reviewers. It is expected that the report will be issued in early Fall of 2002. On September 5, 2001 The Public Citizens Health Research Group petitioned the FDA to ban the production and sale of dietary supplements containing ephedrine alkaloids. As of November 30, 2001 the FDA had taken no action with regard to this petition.

The Company was notified in October 2000 that the FDA denied a citizen petition submitted by Thompson Medical, the previous owner of SPORTSCREME and ASPERCREME, seeking a determination that 10% trolamine salicylate was clinically proven to be an effective active ingredient in external analgesic OTC drug products, and thus should be included in the FDA’s yet-to-be finalized monograph for external analgesics. The Company has met with the FDA and submitted a proposed protocol study to evaluate the efficacy of 10% trolamine salicylate as an active ingredient in OTC external analgesic drug products. Based on comments received from the FDA at the meeting, the Company may revise and resubmit the protocol. After final comments from the FDA, the Company expects that it will take one or two years to produce the clinical data for FDA review. Although unlikely, the FDA could finalize the OTC external analgesic monograph before the protocol and clinical data results are finalized, which would place 10% trolamine salicylate in non-monograph status, thus requiring the submission of a new drug application to market and sell OTC products with 10% trolamine salicylate. The Company is working to develop alternate formulations for SPORTSCREME and ASPERCREME in the event that the FDA does not consider the available clinical data to conclusively demonstrate the efficacy of trolamine salicylate when the OTC external analgesic monograph is finalized. The Company is also reviewing the option of marketing SPORTSCREME and ASPERCREME as homeopathic products.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases

The minimum rental commitments under all noncancelable operating leases, primarily real estate, in effect at November 30, 2001 are as follows:

2002	$298
2003	296
2004	197
2005	187
2006	187
Thereafter	1,451

$2,616

Rental expense was $1,442, $1,802 and $1,791 for 2001, 2000 and 1999, respectively.

(10)    SUPPLEMENTAL FINANCIAL INFORMATION

Inventories consisted of the following at November 30, 2001 and 2000:

	2001	2000
Raw materials and work in process	$8,108	$6,793
Finished goods	8,191	10,247
Excess of current cost over LIFO value	(2,039)	(1,988)

Total inventories	$14,260	$15,052

International inventories included above, valued on a lower of FIFO cost or market at November 30, 2001 and 2000 were $2,279 and $2,670, respectively.

Property, plant and equipment consisted of the following at November 30, 2001 and 2000:

	2001	2000
Land	$879	$879
Buildings and improvements	5,707	5,326
Machinery and equipment	44,043	42,603
Construction in progress	286	272
Less–accumulated depreciation	(24,640)	(22,021)

Property, plant and equipment, net	$26,275	$27,059

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued liabilities consisted of the following at November 30, 2001 and 2000:

	2001	2000
Interest	$3,070	$5,810
Salaries, wages and commissions	3,462	1,103
Product advertising and promotion	3,654	7,663
Product acquisitions and divestitures	2,205	10,413
Allowances for product returns	255	9,600
Taxes	290	(491)
Pension	374	(511)
Legal fees	281	—
Insurance	842	754
Other	705	873

Total accrued liabilities	$15,138	$35,214

(11)    ACQUISITION AND SALE OF BRANDS

On September 15, 2000 the Company completed the sale of its Ban product line to The Andrew Jergens Company, a wholly-owned subsidiary of Kao Corporation. Under the terms of the sales agreement, the Company received $160,000 cash at closing, plus the right to receive up to an additional $6,500 in future payments based upon levels of sales of Ban in 2001 and 2002. The Company recognized a loss of $4,208 on the divestiture. Concurrent with the closing of the sale of Ban the Company used $52,194 of the net proceeds to retire all of the outstanding balances of the revolving line of credit and term loans and accrued interest thereon, with the balance of the net proceeds being retained by the Company.

On March 24, 1998 the Company acquired the Ban line of antiperspirant and deodorant products from Bristol-Myers Squibb Company for a purchase price of approximately $165,000 and assumed liabilities of $8,000. The Company acquired the Ban trademarks, formulae, certain patents pertaining to antiperspirant/deodorant technology, technical information, inventory, manufacturing equipment and packaging related assets used in the manufacture of Ban, but not the right to sell Ban in Japan. The purchase price of $173,000 was allocated $8,200 to inventory and $164,800 to trademarks and other product rights which were assigned a useful life of 40 years.

On December 21, 1998 the Company acquired the DEXATRIM, SPORTSCREME, ASPERCREME, CAPZASIN-P, CAPZASIN-HP and ARTHRITIS HOT brands (the “Thompson Medical brands”) from Thompson Medical Company, Inc. for $95,000. The purchase price consisted of $90,000 cash and 125,500 shares of the Company’s common stock. The cash portion of the purchase price was financed by a new senior credit facility. The purchase price of $95,000 was allocated $3,493 to inventory and $91,507 to trademarks and other product rights which were assigned a useful life of 40 years.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following unaudited consolidated pro forma information assumes the acquisition of the Thompson Medical brands and the divestiture of Ban and related long-term borrowings and repayment thereof had occurred on December 1, 1998:

PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS (unaudited)

	2000	1999
Net sales	$191,256	$215,945
Income (loss) before extraordinary loss and change in accounting principle	(5,610)	9,632
Net income (loss)	(7,072)	7,247
Earnings (loss) per share—basic:
Income (loss) before extraordinary loss and change in accounting principle	(.60)	.99
Net income (loss)	(.75)	.74
Earnings (loss) per share—diluted:
Income (loss) before extraordinary loss and change in accounting principle	(.60)	.96
Net income (loss)	(.75)	.72

The pro forma consolidated results of operations include adjustments to give effect to amortization of intangible assets, interest expense on acquisition debt or repayment thereof and certain other adjustments, together with related income tax effects. The pro forma information is for comparative purposes only and does not purport to be indicative of the results that would have occurred had the acquisition, disposition and borrowings occurred at the beginning of the periods presented, or indicative of the results that may occur in the future.

On June 26, 1997 the Company purchased certain assets of Sunsource International, Inc. and an affiliated company (“SUNSOURCE”) including the exclusive worldwide rights to five leading branded dietary supplement products. The purchase price for the trademarks, inventory and receivables was approximately $32,000, net of certain assumed liabilities. The $32,000 was allocated $1,786 to inventory and receivables and $30,214 to trademarks and other product rights which were assigned a useful life of 40 years. Financing of the SUNSOURCE acquisition was provided by an expansion of the Company’s senior bank credit agreement and the issuance of 300,000 shares of Chattem, Inc. common stock to SUNSOURCE. Additional payments were scheduled to be earned by SUNSOURCE over a six year period from the date of closing if sales exceed certain levels as defined in the purchase agreement. In 1998 the Company paid the former owners of SUNSOURCE $2,500 and forgave $5,625 of amounts due the Company, in exchange for a 50% reduction in any future additional payments under the purchase agreement. In 1999 the Company paid the former owners of SUNSOURCE $1,650 and issued 2,582 shares of its common stock in exchange for cancellation of the right to receive any future additional payments under the purchase agreement. The consideration paid in 1998 and 1999 was capitalized as additional purchase price.

(12)    ACCRUED POSTRETIREMENT HEALTH CARE BENEFITS

The Company maintains certain postretirement health care benefits for eligible employees. Employees become eligible for these benefits if they meet certain age and service requirements. The Company pays a portion of the cost of medical benefits for certain retired employees over the age of 65. Effective January 1, 1993, the Company’s contribution is a service-based percentage of the full premium. The Company pays these benefits as claims are incurred.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic postretirement health care benefits cost for the years ended November 30, 2001, 2000 and 1999, included the following components:

	2001	2000	1999
Service cost (benefits earned during the period)	$40	$32	$31
Interest cost on accumulated postretirement benefit obligation	75	80	76
Amortization of prior service cost	15	—	—
Amortization of net gain	(44)	(22)	(10)

Net periodic postretirement benefits cost	$86	$90	$97

The change in the accumulated benefit obligation resulted from the following components for the years ended November 30, 2001 and 2000:

	2001	2000
Accumulated benefit obligation, beginning of year	$1,051	$1,023
Service cost	40	32
Interest cost	75	80
Actuarial gain	(52)	(29)
Benefits paid	(39)	(55)

Accumulated benefit obligation, end of year	$1,075	$1,051

The following table sets forth the funded status of the plan at November 30, 2001 and 2000:

	2001	2000
Accumulated benefit obligation	$1,075	$1,051
Fair value of plan assets	—	—

Funded status	(1,075)	(1,051)
Unrecognized prior service cost	129	144
Unrecognized actuarial gain	(630)	(622)

Accrued postretirement benefits cost	$(1,576)	$(1,529)

For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2001 and 2000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7% and 8% at November 30, 2001 and 2000, respectively. Due to premium caps in place which limit the Company’s expense, a 1% increase in the assumed health care cost trend rate would not affect the accumulated postretirement benefit obligation as of November 30, 2001, or the aggregate of the service and interest cost components of the net annual postretirement benefit cost for the year ended November 30, 2001.

CHATTEM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(13)    COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) consisted of the following components for the years ended November 30, 2001, 2000 and 1999, respectively:

	2001	2000	1999
Net income (loss)	$15,343	$(1,659)	$20,156
Other: Foreign currency translation adjustment	(59)	(806)	(15)
Minimum pension liability adjustment, net of income taxes of $636	(1,000)	—	—

Total	$14,284	$(2,465)	$20,141

(14)    PRODUCT AND GEOGRAPHICAL SEGMENT INFORMATION

In 2000 and 1999 the Company operated in two primary segments – (1) OTC health care and (2) toiletries and skin care. Upon the sale of Ban in September 2000, the Company currently operates in only one primary segment—OTC health care. This segment includes medicated skin care products, topical analgesics, internal analgesics, lip care, appetite suppressant, dietary supplement products and other skin care products.

Geographical segment information is as follows for the years ended November 30, 2001, 2000 and 1999:

	2001	2000	1999
Net Sales:
Domestic	$181,823	$232,144	$276,632
International (1)	16,477	20,555	21,510

Total	$198,300	$252,699	$298,142

Long-Lived Assets (2)
Domestic	$211,252	$218,739	$381,694
International	396	300	353

Total	$211,648	$219,039	$382,047

(1)	International sales include export sales from United States operations.
(2)	Consists of book value of property, plant, equipment, trademarks and other product rights.

(15)    SUBSEQUENT EVENTS

On January 22, 2002 Kmart Corporation, a customer of the Company representing approximately 5% of consolidated revenues, filed a petition under Chapter 11 of the United States Bankruptcy Code. At the time of the filing Kmart Corporation owed the Company approximately $1,200. The Company is assessing what impact, if any, this bankruptcy filing may have on future operations. This bankruptcy filing did not impact the Company’s results of operations and financial position for fiscal 2001.

Subsequent to year end, the Company repurchased, and returned to unissued, 44,000 shares of its common stock, without par value, for $630 in accordance with the Company’s previously announced stock buyback program.

(16)    CONSOLIDATING FINANCIAL STATEMENTS

The condensed consolidating financial statements, for the dates or periods indicated, of Chattem, Inc. (“Chattem”), Signal Investment & Management Co. (“Signal”), the guarantor of the long-term debt of Chattem, and the non-guarantor wholly-owned subsidiary companies of Chattem are presented below. Signal is a wholly-owned subsidiary of Chattem; the guarantee of Signal is full and unconditional and joint and several.

Note 16
CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS

NOVEMBER 30, 2001
(Unaudited and in thousands)

	Chattem	Signal	Non-guarantor Subsidiary Companies	Eliminations Dr. (Cr.)	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,648	$10,003	$4,794	$—	$35,445
Accounts receivable, less allowance for doubtful accounts of $500	17,690	—	3,170	—	20,860
Refundable and deferred income taxes	4,545	—	101	—	4,646
Inventories	12,409	—	1,851	—	14,260
Prepaid expenses and other current assets	2,517	—	150	—	2,667

Total current assets	57,809	10,003	10,066	—	77,878

PROPERTY, PLANT AND EQUIPMENT, NET	25,879	—	396	—	26,275

OTHER NONCURRENT ASSETS:
Patents, trademarks and other purchased product rights, net	3,987	181,386	—	—	185,373
Debt issuance costs, net	7,665	—	—	—	7,665
Investment in subsidiaries	8,280	—	—	(8,280)	—
Other	2,436	—	46	—	2,482

Total other noncurrent assets	22,368	181,386	46	(8,280)	195,520

TOTAL ASSETS	$106,056	$191,389	$10,508	$(8,280)	$299,673

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$8,523	—	$487	$—	$9,010
Payable to bank	151	—	—	—	151
Accrued liabilities	13,851	—	1,287	—	15,138

Total current liabilities	22,525	—	1,774	—	24,299

LONG-TERM DEBT	204,740	—	—	—	204,740

DEFERRED INCOME TAXES	1,401	14,850	—	—	16,251

OTHER NONCURRENT LIABILITIES	1,765	—	—	—	1,765

INTERCOMPANY ACCOUNTS	(178,860)	179,833	(973)	—	—

SHAREHOLDERS’ EQUITY:
Preferred shares, without par value, authorized 1,000, none issued	—	—	—	—	—
Common shares, without par value, authorized 50,000, issued 8,973	1,868	2	8,278	8,280	1,868
Paid-in surplus	65,960	—	—	—	65,960
Accumulated deficit	(10,994)	(3,296)	3,170	—	(11,120)

Total	56,834	(3,294)	11,448	8,280	56,708
Unamortized value of restricted common shares issued	(859)	—	—	—	(859)
Cumulative other comprehensive income:
Foreign currency translation adjustment	(490)	—	(1,741)	—	(2,231)
Minimum pension liability adjustment, net	(1,000)	—	—	—	(1,000)

Total shareholders’ equity	54,485	(3,294)	9,707	8,280	52,618

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$106,056	$191,389	$10,508	$8,280	$299,673

Note 16
CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEETS

NOVEMBER 30, 2000
(Unaudited and in thousands)

	Chattem	Signal	Non-Guarantor Subsidiary Companies	Eliminations Dr. (Cr.)	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,515	$95,747	$1,272	$—	$102,534
Accounts receivable, less allowance for doubtful accounts of $1,025	35,772	1,154	3,765	—	40,691
Refundable and deferred income taxes	12,250	—	151	—	12,401
Inventories	12,596	—	2,456	—	15,052
Prepaid expenses and other current assets	711	—	173	—	884

Total current assets	66,844	96,901	7,817	—	171,562

PROPERTY, PLANT AND EQUIPMENT, NET	26,759	—	300	—	27,059

OTHER NONCURRENT ASSETS:
Patents, trademarks and other purchased product rights, net	4,198	187,782	—	—	191,980
Debt issuance costs, net	8,829	—	—	—	8,829
Investment in subsidiaries	8,280	—	—	(8,280)	—
Other	2,646	—	—	—	2,646

Total other noncurrent assets	23,953	187,782	—	(8,280)	203,455

TOTAL ASSETS	$117,556	$284,683	$8,117	$(8,280)	$402,076

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$8,426	$—	$364	$—	$8,790
Payable to bank	1,529	—	—	—	1,529
Accrued liabilities	33,898	—	1,316	—	35,214

Total current liabilities	43,853	—	1,680	—	45,533

LONG-TERM DEBT	304,077	—	—	—	304,077

DEFERRED INCOME TAXES	2,798	10,121	—	—	12,919

OTHER NONCURRENT LIABILITIES	1,894	—	—	—	1,894

INTERCOMPANY ACCOUNTS	(275,101)	277,272	(2,171)	—	—

SHAREHOLDERS’ EQUITY:
Preferred shares, without par value, authorized 1,000, none issued	—	—	—	—	—
Common shares, without par value, authorized 50,000, issued 8,861	1,845	2	8,278	8,280	1,845
Paid-in surplus	64,443	—	—	—	64,443
Accumulated deficit	(25,771)	(2,712)	2,020	—	(26,463)

Total	40,517	(2,710)	10,298	8,280	39,825
Cumulative other comprehensive income—
Foreign currency translation adjustment	(482)	—	(1,690)	—	(2,172)

Total shareholders’ equity	40,035	(2,710)	8,608	8,280	37,653

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$117,556	$284,683	$8,117	$8,280	$402,076

Note 16
CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2001
(Unaudited and in thousands)

	Chattem	Signal	Non-guarantor Subsidiary Companies	Eliminations Dr. (Cr.)	Consolidated
NET SALES	$183,423	$—	$14,877	$—	$198,300

COSTS AND EXPENSES:
Cost of sales	47,596	—	4,916	—	52,512
Advertising and promotion	67,231	5,572	5,161	—	77,964
Selling, general and administrative	31,891	25	2,730	—	34,646

Total costs and expenses	146,718	5,597	12,807	—	165,122

INCOME (LOSS) FROM OPERATIONS	36,705	(5,597)	2,070	—	33,178

OTHER INCOME (EXPENSE):
Interest expense	(21,856)	—	—	—	(21,856)
Investment and other income, net	556	1,606	56	—	2,218
Royalties	(8,900)	9,167	(267)	—	—
Premium revenue	(79)	—	79	—	—
Corporate allocations	23	—	(23)	—	—

Total other income (expense)	(30,256)	10,773	(155)	—	(19,638)

INCOME BEFORE INCOME TAXES AND EXTRAORDINARY GAIN	6,449	5,176	1,915	—	13,540
PROVISION FOR INCOME TAXES	2,698	1,760	687	—	5,145

INCOME BEFORE EXTRAORDINARY GAIN	3,751	3,416	1,228	—	8,395
EXTRAORDINARY GAIN ON EARLY EXTINGUISHMENT OF DEBT, NET OF INCOME TAXES	6,948	—	—	—	6,948

NET INCOME	$10,699	$3,416	$1,228	$—	$15,343

Note 16
CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2000
(Unaudited and in thousands)

	Chattem	Signal	Non-guarantor Subsidiary Companies	Eliminations Dr. (Cr.)	Consolidated
NET SALES	$235,707	$—	$16,992	$—	$252,699

COSTS AND EXPENSES:
Cost of sales	69,700	—	5,257	—	74,957
Advertising and promotion	90,975	8,865	7,028	—	106,868
Selling, general and administrative	29,141	14	2,839	—	31,994

Total costs and expenses	189,816	8,879	15,124	—	213,819

INCOME (LOSS) FROM OPERATIONS	45,891	(8,879)	1,868	—	38,880

OTHER INCOME (EXPENSE):
Interest expense	(35,729)	—	—	—	(35,729)
Investment and other income, net	129	1,352	85	—	1,566
Loss on product divestitures	—	(5,018)	—	—	(5,018)
Royalties	(11,754)	12,051	(297)	—	—
Corporate allocations	37	—	(37)	—	—

Total other income (expense)	(47,317)	8,385	(249)	—	(39,181)

INCOME (LOSS) BEFORE INCOME TAXES, EXTRAORDINARY LOSS AND CHANGE IN ACCOUNTING PRINCIPLE	(1,426)	(494)	1,619	—	(301)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	(373)	(168)	437	—	(104)

INCOME (LOSS) BEFORE EXTRAORDINARY LOSS AND CHANGE IN ACCOUNTING PRINCIPLE	(1,053)	(326)	1,182	—	(197)
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT, NET OF INCOME TAX BENEFIT	(920)	—	—	—	(920)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF INCOME TAX BENEFIT	(542)	—	—	—	(542)

NET INCOME (LOSS)	$(2,515)	$(326)	$1,182	$—	$(1,659)

Note 16
CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 1999
(Unaudited and in thousands)

	Chattem	Signal	Non-guarantor Subsidiary Companies	Eliminations Dr. (Cr.)	Consolidated
NET SALES	$280,686	$—	$17,456	$—	$298,142

COSTS AND EXPENSES:
Cost of sales	69,810	—	5,802	—	75,612
Advertising and promotion	102,079	9,487	6,269	—	117,835
Selling, general and administrative	29,230	15	3,249	—	32,494

Total costs and expenses	201,119	9,502	15,320	—	225,941

INCOME (LOSS) FROM OPERATIONS	79,567	(9,502)	2,136	—	72,201

OTHER INCOME (EXPENSE):
Interest expense	(36,572)	—	—	—	(36,572)
Investment and other income, net	521	(6)	64	—	579
Royalties	(13,448)	13,743	(295)	—	—
Premium revenue	(20)	—	20	—	—
Corporate allocations	33	—	(33)	—	—

Total other income (expense)	(49,486)	13,737	(244)	—	(35,993)

INCOME BEFORE INCOME TAXES AND EXTRAORDINARY LOSS	30,081	4,235	1,892	—	36,208
PROVISION FOR INCOME TAXES	11,437	1,440	790	—	13,667

INCOME BEFORE EXTRAORDINARY LOSS	18,644	2,795	1,102	—	22,541
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT, NET OF INCOME TAX BENEFIT	(2,385)	—	—	—	(2,385)

NET INCOME	$16,259	$2,795	$1,102	$—	$20,156

Note 16
CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2001
(Unaudited and in thousands)

	Chattem	Signal	Non-guarantor Subsidiary Companies	Eliminations Dr. (Cr.)	Consolidated
OPERATING ACTIVITIES:
Net income	$10,699	$3,416	$1,228	$—	$15,343
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,523	5,572	146	—	10,241
Deferred income tax provision	4,827	6,489	46	—	11,362
Extraordinary gain on early extinguishment of debt, net	(6,948)	—	—	—	(6,948)
Stock option charge	525	—	—	—	525
Other, net	18	(79)	—	—	(61)
Changes in operating assets and liabilities:
Accounts receivable	18,115	1,154	562	—	19,831
Inventories	210	—	582	—	792
Prepaid expenses and other current assets	(1,767)	—	(26)	—	(1,793)
Accounts payable and accrued liabilities	(25,656)	—	94	—	(25,562)

Net cash provided by operating activities	4,546	16,552	2,632	—	23,730

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(1,615)	—	(239)	—	(1,854)
Additions to trademarks and other product rights	—	(277)	—	—	(277)
Proceeds from product divestiture	1,179	—	—	—	1,179
Proceeds from sales of property, plant and equipment	95	—	—	—	95
Increase in other assets, net	(727)	—	—	—	(727)

Net cash used in investing activities	(1,068)	(277)	(239)	—	(1,584)

FINANCING ACTIVITIES:
Repayment of long-term debt	(83,746)	—	—	—	(83,746)
Payment of consent fees and other costs related to repayment of long-term debt	(4,000)	—	—	—	(4,000)
Change in payable to bank	(1,378)	—	—	—	(1,378)
Repurchase of common shares	(174)	—	—	—	(174)
Proceeds from exercise of stock options	119	—	—	—	119
Changes in intercompany accounts	96,871	(98,019)	1,148	—	—
Dividends paid	4,000	(4,000)	—	—	—

Net cash provided by (used in) financing activities	11,692	(102,019)	1,148	—	(89,179)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(37)	—	(19)	—	(56)

CASH AND CASH EQUIVALENTS:
Increase (decrease) for the year	15,133	(85,744)	3,522	—	(67,089)
At beginning of year	5,515	95,747	1,272	—	102,534

At end of year	$20,648	$10,003	$4,794	$—	$35,445

Note 16
CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2000
(Unaudited and in thousands)

	Chattem	Signal	Non-guarantor Subsidiary Companies	Eliminations Dr. (Cr.)	Consolidated
OPERATING ACTIVITIES:
Net income (loss)	$(2,515)	$(326)	$1,182	$—	$(1,659)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,978	8,865	100	—	14,943
Deferred income tax benefit	(5,410)	(168)	(156)	—	(5,734)
Loss on product divestitures	—	5,018	—	—	5,018
Extraordinary loss on early extinguishment of debt, net	920	—	—	—	920
Cumulative effect of change in accounting principle, net	542	—	—	—	542
Stock option charge	525	—	—	—	525
Other, net	9	—	6	—	15
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	15,178	(1,154)	317	—	14,341
Inventories	7,618	—	(378)	—	7,240
Prepaid and other current assets	(1,873)	—	335	—	(1,538)
Accounts payable and accrued liabilities	(8,318)	—	212	—	(8,106)

Net cash provided by operating activities	12,654	12,235	1,618	—	26,507

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(5,582)	—	(91)	—	(5,673)
Proceeds from product divestiture	160,000	—	—	—	160,000
Proceeds from sales of property, plant and equipment	11	—	—	—	11
Increase in other assets, net	(1,542)	—	—	—	(1,542)

Net cash provided by (used in) investing activities	152,887	—	(91)	—	152,796

FINANCING ACTIVITIES:
Repayment of long-term debt	(95,000)	—	—	—	(95,000)
Proceeds from long-term debt	29,000	—	—	—	29,000
Change in payable to bank	(3,376)	—	—	—	(3,376)
Repurchase of common shares	(9,489)	—	—	—	(9,489)
Proceeds from exercise of stock options	237	—	—	—	237
Debt issuance costs	(363)	—	—	—	(363)
Changes in intercompany accounts	(85,678)	87,496	(1,818)	—	—
Dividends paid	4,000	(4,000)	—	—	—

Net cash provided by (used in) financing activities	(160,669)	83,496	(1,818)	—	(78,991)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	93	—	(179)	—	(86)

CASH AND CASH EQUIVALENTS:
Increase (decrease) for the year	4,965	95,731	(470)	—	100,226
At beginning of year	550	16	1,742	—	2,308

At end of year	$5,515	$95,747	$1,272	$—	$102,534

Note 16
CHATTEM, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 1999
(Unaudited and in thousands)

	Chattem	Signal	Non-guarantor Subsidiary Companies	Eliminations Dr. (Cr.)	Consolidated
OPERATING ACTIVITIES:
Net income	$16,259	$2,795	$1,102	$—	$20,156
Adjustments to reconcile net income to net cash provided by operating activities:				—
Depreciation and amortization	5,429	9,487	148	—	15,064
Deferred income tax provision	3,158	1,440	—	—	4,598
Extraordinary loss on early extinguishment of debt, net	2,385	—	—	—	2,385
Dividend receivable from Elcat, Inc	(279)	—	—	—	(279)
Stock option charge	525	—	—	—	525
Other, net	(8)	8	—	—	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(16,598)	—	(830)	—	(17,428)
Inventories	(5,366)	—	683	—	(4,683)
Prepaid and other current assets	(241)	—	82	—	(159)
Accounts payable and accrued liabilities	6,355	—	388	—	6,743

Net cash provided by operating activities.	11,619	13,730	1,573	—	26,922

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(9,789)	—	(41)	—	(9,830)
Purchases of trademarks and other related assets.	(91,127)	—	—	—	(91,127)
Proceeds from sales of investments	2,994	387	—	—	3,381
Proceeds from sales of property, plant and equipment	272	—	—	—	272
Increase in other assets	(3,200)	—	—	—	(3,200)

Net cash provided by (used in) investing activities	(100,850)	387	(41)	—	(100,504)

FINANCING ACTIVITIES:
Repayment of long-term debt	(165,481)	—	—	—	(165,481)
Proceeds from long-term debt	242,281	—	—	—	242,281
Change in payable to bank	3,879	—	—	—	3,879
Repurchase of common shares	(3,912)	—	—	—	(3,912)
Proceeds from exercise of stock options and warrants	2,104	—	—	—	2,104
Debt issuance costs	(5,101)	—	—	—	(5,101)
Change in intercompany accounts	12,106	(10,112)	(1,994)	—	—
Dividends paid	4,000	(4,000)	—	—	—

Net cash provided by (used in) financing activities	89,876	(14,112)	(1,994)	—	73,770

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	44	—	44

CASH AND CASH EQUIVALENTS:
Increase (decrease) for the year	645	5	(418)	—	232
At beginning of year	(95)	11	2,160	—	2,076

At end of year	$550	$16	$1,742	$—	$2,308

(17)    Quarterly Information (Unaudited and in thousands, except per share amounts)

		Quarter Ended
	Total	February 28	May 31	August 31	November 30
FISCAL 2001:
Net sales	$198,300	47,420	56,542	49,641	44,697
Gross profit	$145,788	34,936	41,136	36,978	32,738
Before extraordinary gain:
Income	$8,395	586	3,409	2,748	1,652
Income per share, diluted (1)	$.93	.07	.38	.30	.18
Total:
Net income	$15,343	8,145	3,401	2,145	1,652
Net income per share, diluted (1)	$1.70	.92	.38	.24	.18
FISCAL 2000:
Net sales	$252,699	62,371	79,636	73,253	37,439
Gross profit	$177,742	45,689	58,181	54,094	19,778
Before extraordinary loss and change in accounting principle:
Income (loss)	$(197)	3,608	6,219	5,151	(15,175)
Income (loss) per share, diluted (1)	$(.02)	.37	.65	.55	(1.66)
Total:
Net income (loss)	$(1,659)	3,066	6,109	5,151	(15,985)
Net income (loss) per share, diluted (1)	$(.18)	.31	.64	.55	(1.75)

(1)
The sum of the quarterly earnings per share amounts may differ from annual earnings per share because of the differences in the weighted average number of common shares and dilutive potential shares used in the quarterly and annual computations.

Independent Auditors’ Report

To the Board of Directors and Stockholders
Chattem, Inc.

We have audited the accompanying statement of worldwide assets and liabilities acquired of the Selsun Blue product line (the “Product”) of Abbott International (“Abbott Intl.”) and Ross Products (“Ross”), which are both divisions of Abbott Laboratories (“Abbott Labs”) as of December 31, 2001, and the statement of worldwide net sales and product contribution for the year then ended. These financial statements are the responsibility of Abbott Labs’ management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements reflect the worldwide assets and liabilities acquired and the worldwide net sales and product contribution attributable to the Product as described in Note 2 and are not intended to be a complete presentation of the Product’s assets, liabilities, revenues or expenses.

In our opinion, the financial statements referred to above present fairly, in all material respects, the worldwide assets and liabilities acquired of the Product as described in Note 2 as of December 31, 2001 and the worldwide net sales and product contribution of the Product as described in Note 2 for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois	/s/ BDO SEIDMAN, LLP
May 21, 2002

Selsun Blue Statement of Worldwide Assets and Liabilities Acquired  Year ended December 31,

2001
Assets
Inventories	$1,439,000
Property, Plant and Equipment, net	562,000

2,001,000

Liabilities
Accrued Expenses
Reserve for product returns	50,000
Reserve for promotional discounts	496,000

Total Accrued Expenses	546,000

$1,455,000

See accompanying notes to financial statements.

Selsun Blue Statement of Worldwide Net Sales and Product Contribution  Year ended December 31,

2001
Net Sales	$40,651,000
Cost of Goods Sold	14,491,000

Gross margin	26,160,000

Direct Expenses
Promotion	10,098,000
Research and development	207,000
General and administrative	2,397,000

Total direct expenses	12,702,000

Product contribution	$13,458,000

See accompanying notes to financial statements.

Selsun Blue

Notes to Financial Statements

1.  Description of Business

Abbott Intl. and Ross manufacture and market medicated shampoo. The products are sold through distributors and directly to end users primarily in the retail markets worldwide (Abbott Intl. internationally, Ross in the United States).

2.   Basis of Presentation

The accompanying financial statements present only the worldwide assets and liabilities acquired and the worldwide net sales and product contribution of the Product that are subject to the Asset Purchase Agreement dated March 5, 2002 between Abbott Labs and Chattem, Inc. Abbott Intl. has a fiscal year end of November 30; thus, the international net sales and product contribution amounts combined in these financial statements are for the year ended November 30, 2001. Additionally, the net sales and product contribution for India have not been included, as that country’s operations were excluded from the Asset Purchase Agreement. These financial statements include all adjustments necessary for a fair presentation of the worldwide assets and liabilities acquired at December 31, 2001 and of worldwide net sales and product contribution for the year then ended. These financial statements have been prepared in accordance with Abbott Labs’ accounting principles which are in accordance with accounting principles generally accepted in the United States of America.

These financial statements set forth only the net sales and operational expenses attributable to the Product and do not purport to represent all the costs and expenses associated with a stand–alone, separate company. Accordingly, not included in operating expenses are the expenses associated with product management, legal, cash management/treasury functions and various tax services provided by Abbott Labs.

The statement of worldwide net sales and product contribution includes amounts attributable to the manufacture, sale, promotion and advertisement of the Product. Net sales include allowances for sales returns and cash discounts. Product contribution represents net sales less cost of goods sold, distribution, promotion, advertising and other marketing expenses attributable to the Product. Included in product contribution is an allocation of certain expenses attributable to the Product. These expenses have been allocated to the Product by Abbott Labs based upon various factors which management believes are reasonable.

3.   Summary of Significant Accounting Policies

Use of Estimates    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management’s estimates.

Inventories    Inventories, consisting of finished goods, are carried at the negotiated price charged to Ross by Abbott Intl.’s manufacturing facility in Montreal, Canada, not in excess of market.

Property, Plant and Equipment    Capital assets consist primarily of machinery and equipment used to manufacture and package the Product.

The machinery and equipment are primarily located at the international sites that manufacture the Product.

Revenue Recognition    Revenue is recognized when inventory is shipped to the customer.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

On March 28, 2002, Chattem, Inc. (the “Company”) acquired the Selsun Blue® line of medicated dandruff shampoos from Abbott Laboratories for $75.0 million in cash, plus $1.4 million for inventories, which it financed with $45.0 million of borrowings under the term loan of its senior credit facility and $31.4 million of cash. The following unaudited pro forma consolidated balance sheet as of February 28, 2002 gives effect to the acquisition of Selsun Blue® and the borrowings under the senior credit facility (the “Transactions”) as if they had occurred on February 28, 2002. The following unaudited pro forma consolidated statements of income for the year ended November 30, 2001 and the three months ended February 28, 2002 give effect to the Transactions as if they had occurred on December 1, 2000 and December 1, 2001, respectively.

Initially, Abbott Laboratories will market, sell and distribute Selsun Blue® products for the Company in most foreign countries until the Company satisfies various foreign regulatory requirements, new distributors are in place and any applicable marketing permits are transferred. During the transition period, Abbott Laboratories will pay the Company royalties based on these international sales. The Company’s historical financial statements will record these royalties as a separate component of revenue. The Company will not reflect the net sales, cost of sales and operating expenses associated with these international sales. The Company expects to assume these sales and marketing activities on a country by country basis over the course of the next two years and expects to complete the transition by March 2004. As the Company takes over responsibility for the sales and marketing effort in a country, the royalty arrangement with respect to such country will terminate and the Company will record these international sales directly, as well as the costs and expenses associated with these sales.

The Company believes that the royalty rate approximates the incremental contribution to operating income that would have been achieved had these international sales, costs and expenses been recorded directly in its statements of operations. As a result, the Company has decided to present the unaudited pro forma consolidated statements of operations for the year ended November 30, 2001 and the three months ended February 28, 2002 to include net sales, costs of sales and operating expenses related to these international sales.

The unaudited pro forma financial statements are presented for informational purposes only and are not necessarily indicative of the financial position and results of operations that the Company would have achieved had the Transactions been completed as of the dates indicated and are not necessarily indicative of the Company’s future financial position or results of operations.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
(in thousands)

	Historical Chattem as of February 28, 2002	Historical Selsun Blue as of February 28, 2002	Pro Forma Adjustments		Pro Forma

ASSETS

Current assets:
Cash and cash equivalents	$40,606	$—	$(32,479	)(a)	$8,127
Accounts receivable, net	28,114	—			28,114
Refundable and deferred Income taxes	3,685	—			3,685
Inventories	15,520	1,388	131	(b)	17,039
Prepaid expense and other current assets	2,380	—			2,380

Total current assets	90,305	1,388	(32,348)		59,345

Property plant and equipment, net	26,028	552	448	(b)	27,028

Other non-current assets:
Distributor and non-compete agreements, net	—	—	1,250	(b)	1,250
Patents and trademarks, net	171,004	—	73,659	(b)	244,663
Debt issuance costs, net	7,389	—	1,098	(c)	8,487
Other assets	1,779	—	—		1,779

Total other non-current assets	180,172	—	76,007		256,179

Total assets	$296,505	$1,940	$44,107		$342,552

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$5,908	$—			$5,908
Payable to bank	2,016	—			2,016
Accrued liabilities	24,539	643	404	(b)	25,586
Current portion of long term debt	—	—	5,250	(d)	5,250

Total current liabilities	32,463	643	5,654		38,760

Senior subordinated notes, net	204,732	—			204,732
Term loan	—		39,750	(d)	39,750
Revolver	—	—			—

Long term debt	204,732	—	39,750		244,482
Deferred income taxes	11,905	—			11,905
Other non-current liabilities	1,786	—			1,786

Shareholders’ equity:
Preferred shares	—	—			—
Net assets acquired	—	1,297	(1,297	)(e)	—
Common shares	1,863	—			1,863
Paid in surplus	65,602	—			65,602
Accumulated deficit	(17,625)	—			(17,625)
Restricted stock, net	(796)	—			(796)
Cumulative other comprehensive income:					—
Foreign currency translation adjustment	(2,425)	—			(2,425)
Minimum pension liability adjustment, net	(1,000)	—			(1,000)

Total shareholders’ equity	45,619	1,297	(1,297)		45,619

Total liabilities and shareholders’ equity	$296,505	$1,940	$44,107		$342,552

Notes to Unaudited Pro Forma Consolidated Balance Sheet
(in thousands)

(a)	Amount represents cash paid in connection with the acquisition of Selsun Blue, including $1,098 paid for deferred financing costs related to the Company’s senior credit facility.

(b)
The acquisition will be accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141 “Business Combinations”. The purchase price is being allocated to the tangible and identifiable assets and liabilities of Selsun Blue based upon preliminary estimates of their fair market values, with the remainder allocated to “patents, trademarks, and other purchased product rights” as follows:

Purchase Price	$76,380
Liabilities assumed	1,047
Estimated allocation to property, plant and equipment	(1,000)
Estimated allocation to inventories	(1,518)
Estimated allocation to distributor and non compete agreements	(1,250)

$73,659

(c)	Reflects the deferred financing costs related to the Company’s senior credit facility.

(d)	Represents the borrowings under the Company’s senior credit facility to fund the acquisition of Selsun Blue.

(e)	Reflects the elimination of the Selsun Blue net asset balance.

Unaudited Pro Forma Consolidated
Statement of Income
For the Year Ended November 30, 2001
(in thousands, except per share data)

	Historical Chattem for the year ended November 30, 2001	Historical Selsun Blue for the year ended December 31, 2001	Acquisition Adjustments		Pro Forma
Net sales	$198,300	$40,651			$238,951
Costs and expenses:
Cost of sales	52,512	14,491	1,493	(a)(b)	68,496
Advertising and promotion	77,964	10,098	250	(c)	88,312
Selling, general and administrative	34,646	2,604			37,250

Total costs and expenses	165,122	27,193			194,058

Income from operations	33,178	13,458			44,893
Other income (expense):
Interest expense	(21,856)	—	(2,342	)(d)	(24,198)
Investment and other income, net	2,218	—	(650	)(f)	1,568

Income before income taxes and extraordinary gain	13,540	13,458			22,263
Provision for income taxes	5,145	—	3,315	(e)	8,460

Income before extraordinary gain	$8,395	$13,458			$13,803

Extraordinary gain on early extinguishment of debt, net of taxes	6,948				6,948

Net income	$15,343				$20,751

Number of common shares:
Weighted average number outstanding (basic)	8,927				8,927

Weighted average and potential dilutive outstanding	9,038				9,038

Net income per common share
Basic:
Income before extraordinary gain	$0.94				$1.55
Extraordinary gain	0.78				0.78

Total basic	$1.72				$2.32

Diluted:
Income before extraordinary gain	$0.93				$1.53
Extraordinary gain	0.77				0.77

Total diluted	$1.70				$2.30

Notes to Unaudited Pro Forma Consolidated
Statement of Income
For the Year Ended November 30, 2001
(in thousands)

(a)
Reflects an estimate of the additional costs that would have been incurred during the period. As part of the acquisition of Selsun Blue, the Company entered into a manufacturing agreement with Abbott Laboratories, pursuant to which it will pay Abbott Laboratories approximately $1,449 over the amount reflected for cost of sales in the historical Selsun Blue financial statements for the year ended November 30, 2001. In accordance with the manufacturing agreement, Abbott Laboratories will manufacture products for sale in the United States for a period not to exceed one year and three months and for products for sale outside the United States for a period not to exceed two years, in each case from the date of acquisition.

(b)	Represents increase in depreciation expense of $44 resulting from the write up of the fixed assets in connection with the Selsun Blue acquisition which were assigned useful lives of ten years.

(c)
Represents amortization of non-compete agreement of $150 and distributor agreements of $100 entered into in connection with the of the acquisition of Selsun Blue. These assets were assigned useful lives of five years.

(d)
Represents the increase in interest expense of $2,122 resulting from the incurrence of indebtedness under the Company’s senior credit facility plus amortization of deferred financing costs of $220. The deferred financing costs are being amortized over a five year period.

(e)	Represents income tax expense at an effective tax rate of 38%.

(f)	Represents decrease in interest income of $650 resulting from a decrease in cash used to finance the acquisition.

Unaudited Pro Forma Consolidated
Statement of Income
For the Three Months Ended February 28, 2002
(in thousands, except per share data)

	Historical Chattem for the three months ended February 28, 2002	Historical Selsun Blue for the three months ended February 28, 2002	Acquisition Adjustments		Pro Forma
Net sales	$48,414	$10,730			$59,144
Costs and expenses:
Cost of sales	14,461	3,255	337	(a)(b)	18,053
Advertising and promotion	15,874	4,170	63	(c)	20,107
Selling, general and administrative	9,537	703			10,240

Total costs and expenses	39,872	8,128			48,400

Income from operations	8,542	2,602			10,744
Other income (expense):
Interest expense	(4,841)	—	(533	)(d)	(5,374)
Investment and other income, net	106	—	(162	)(f)	(56)

Income before income taxes and change in accounting principle	3,807	2,602			5,314
Provision for income taxes	1,435	—	573	(e)	2,008

Income before change in accounting principle	$2,372	$2,602			3,306

Cumulative effect of change in accounting principle, net of tax	(8,877)				(8,877)

Net income	$(6,505)				$(5,571)

Number of common shares:
Weighted average outstanding (basic)	8,964				8,964

Weighted average and potential dilutive outstanding	9,318				9,318

Net income per common share
Basic:
Income before change accounting principle	$0.26				$0.37
Change in accounting principle	(0.99)				(0.99)

Total basics	$(0.73)				(0.62)

Diluted:
Income before change in accounting principle	$0.25				$0.35
Change in accounting principle	(0.95)				(0.95)

Total diluted	$(0.70)				$(0.60)

Notes to Unaudited Pro Forma Consolidated Statement of Income
For the Three Months Ended February 28, 2002
(in thousands)

(a)
Reflects an estimate of the additional costs that would have been incurred during the period. As part of the acquisition of Selsun Blue, the Company entered into a manufacturing agreement with Abbott Laboratories, pursuant to which it will pay Abbott approximately $326 over the amount reflected for cost of sales in the historical Selsun Blue financial statements for the three months ended February 28, 2002. In accordance with the manufacturing agreement Abbott Laboratories will manufacture products for sale in the United States for a period not to exceed one year and three months and for products for sale outside the United States for a period not to exceed two years, in each case from the date of acquisition.

(b)	Represents increase in deprecation expense of $11 resulting from the write up of the fixed assets in connection with the Selsun Blue acquisition which were assigned useful lives of ten years.

(c)
Represents three months of amortization of non-compete agreement of $37.5 and distributor agreements of $25 entered into in connection with the acquisition of Selsun Blue. These assets were assigned useful lives of five years.

(d)
Represents the increase in interest expense of $478 resulting from the incurrence of indebtedness under the Company’s senior credit facility plus amortization of deferred financing costs of $55. The deferred financing costs are being amortized over a five year period.

(e)	Represents income tax expense at an effective tax rate of 38%.

(f)	Represents a decrease in interest income of $162 resulting from a decrease in cash, used to finance the acquisition.

Chattem, Inc.

By this Prospectus, we offer up to $250,000,000 of -

DEBT SECURITIES, PREFERRED STOCK,
COMMON STOCK AND WARRANTS

We may offer the securities in one or more separate classes or series, in amounts, at prices and on terms to be determined by market conditions at the time of sale and to be set forth in a supplement or supplements to this Prospectus. Any securities may be offered with other securities or separately. Debt securities or preferred stock may be exchangeable for or convertible into shares of common stock. Debt securities may be guaranteed by our subsidiary, Signal Investment & Management Co. The aggregate offering price of the securities will not exceed $250,000,000.

We will provide the specific terms of these securities in supplements to this Prospectus. You should read this Prospectus and supplements carefully before you invest. More information on the Company may be obtained from the sources described herein (see “Information Available to You”).

The securities may be sold on a negotiated or competitive bid basis to or through underwriters or dealers designated from time to time or to other purchasers directly or through agents designated from time to time (see “Plan of Distribution”).

Our common stock is listed on the Nasdaq Stock Market (National Market) under the symbol “CHTT.”

This Prospectus may not be used to consummate a sale of securities unless accompanied by the applicable Prospectus Supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is January 22, 1999.

Information Available to You	2
Incorporation of Certain Documents by Reference	2
The Company	3
Ratio of Earnings to Fixed Charges	4
Use of Proceeds	4
Plan of Distribution	4
Description of Stock	5
Description of Debt Securities	5
Description of Warrants	8
Certain Provisions in the Charter	9
Experts	10
Legal Matters	10
Indemnification of Directors and Officers	11

INFORMATION AVAILABLE TO YOU

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore file, reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC’s regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. You can obtain copies of these materials from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549 at prescribed rates. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

We have filed with the SEC a Registration Statement on Form S-3 (herein together with all amendments, supplements and exhibits thereto called the “Registration Statement”) with respect to the securities covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the SEC. For further information with respect to Chattem and the securities offered hereby, we refer you to the Registration Statement. Statements contained herein concerning the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement as exhibits are not necessarily complete and each such statement is qualified in its entirety by reference to the applicable document filed with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act until our offering is completed.

(1)  Chattem’s Annual Report on Form 10-K for the year ended November 30, 1997, filed March 2, 1998;

(2)  Chattem’s Quarterly Reports on Form 10-Q filed April 14, 1998, July 14, 1998 and October 15, 1998;

(3)  Chattem’s Current Reports on Form 8-K filed February 25, 1998, March 10, 1998, April 8, 1998, May 28, 1998 (as amended by Form 8-K/A filed May 29, 1998) and November 18, 1998; and

(4)  The description of Chattem’s common stock as set forth in Chattem’s Amended and Restated Charter filed as an exhibit to Chattem’s Annual Report on Form 10-K for the transition period ended November 30, 1992.

We also incorporate by reference the documents listed below and any further filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed.

(1)  Signal Investment & Management Co. (“Signal”) Annual Report on Form 10-K for the year ended November 30, 1997, filed on March 2, 1998; and

(2)  Signal’s Quarterly Reports on Form 10-Q filed April 4, 1998, July 14, 1998 and October 15, 1998.

You may request a copy of these filings, at no cost, by writing or telephoning us at: Chattem, Inc., 1715 West 38th Street, Chattanooga, Tennessee 37409, Attention: A. Alexander Taylor, II (Telephone: (423) 821-4571). You should rely only on the information incorporated by reference or provided in this Prospectus or any supplement. We have not authorized anyone else to provide you with different information. This Prospectus is an offer to sell or to buy only the securities referred to herein, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current only as of the date hereof.

THE COMPANY

Chattem, Inc. (“We,” “Chattem” or the “Company”) is a diversified manufacturer and marketer of over-the-counter health and skin care products, dietary supplements and diet aids. We manufacture and market:

•  branded over-the-counter (“OTC”) pharmaceuticals, such as GOLD BOND, FLEX ALL, ICY HOT, ASPERCREME, CAPZASIN, SPORTSCREME, ARTHRITIS HOT, BENZODENT, HERPECIN-L, PAMPRIN, PREMSYN PMS and NORWICH aspirin;

•  functional toiletries, including PHISODERM, BULLFROG, ULTRASWIM, SUN-IN and MUDD;

•  dietary supplements, including GARLIQUE, MELATONEX, ECHINEX, PROPALMEX, REJUVEX and HARMONEX;

•  the BAN line of antiperspirants and deodorants; and

•  DEXATRIM appetite suppressants.

Our objective is to offer high quality brand name products in niche market segments in which our products can be among the market leaders. We strive to achieve this objective by identifying brands with favorable demographic appeal, being flexible in modifying products and promotions in response to changing consumer demands and developing creative and cost-effective marketing and advertising programs. We manufacture approximately half of our consumer products.

We anticipate that the Company will continue to expand through a combination of brand acquisitions and internal growth. Since 1986, we have acquired approximately 20 brands, including the acquisition of DEXATRIM, ASPERCREME, CAPZASIN, SPORTSCREME and ARTHRITIS HOT, on December 21, 1998. We also acquired other brands during this period including BAN, GARLIQUE, MELATONEX, ECHINEX, PROPALMEX, REJUVEX, GOLD BOND, FLEX-ALL, ICY HOT, PHISODERM, BENZODENT, NORWICH, BULLFROG and ULTRASWIM. Our acquisition strategy is to identify brands that are embryonic or have unrealized potential, which can complement existing brands, and which can be among the leaders in attractive niche market segments. We also seek internal growth with programs designed to capitalize on the value of our existing brands and product line extensions, such as ICY HOT Arthritis Therapy Gel and GOLD BOND Medicated Foot Powder introduced in 1997 and GOLD BOND Medicated Lotion in 1998.

The Company’s principal executive offices are located at 1715 West 38th Street, Chattanooga, Tennessee 37409, and its telephone number is (423) 821-4571. Signal is a wholly-owned subsidiary of Chattem. Its principal executive offices are located at 1105 North Market, Suite 1300, Wilmington, Delaware 19890, and its telephone number is (302) 656-3950.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company’s ratio of earnings to fixed charges for the periods indicated:

	Nine Months Ended August 31,		Years Ended November 30,
	1998	1997	1997	1996	1995	1994
Ratio of earnings to fixed charges	2.2:1	1.8:1	1.7:1	1.4:1	1.3:1	1.3:1

For purposes of calculating this ratio, “earnings” consist of the Company’s consolidated income from continuing operations before income taxes, extraordinary items and fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing costs and the portion of rental expense representative of the interest factor.

USE OF PROCEEDS

Except as otherwise set forth in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the debt securities, preferred stock, common stock and warrants registered hereunder (the “Securities”) for general corporate purposes, including, among other things, the acquisition of new brands and the repayment of existing indebtedness.

PLAN OF DISTRIBUTION

We may sell the Securities (i) through agents; (ii) through underwriters; (iii) through dealers; (iv) directly to purchasers (through a specific bidding or auction process or otherwise); or (v) through a combination of any such methods of sale. We (directly or through agents) may sell, and the underwriters may resell, the Securities in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices.

Agents designated by the Company from time to time may solicit offers to purchase the Securities. Agents involved in the offer or sale of the Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, an agent will act on a best efforts basis for the period of its appointment. An agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold.

If an underwriter or underwriters are utilized in the sale of Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Securities.

If a dealer is utilized in the sale of the Securities, the Company or an underwriter will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the Prospectus Supplement relating thereto.

Offers to purchase the Securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction process, if utilized, will be described in the Prospectus Supplement relating thereto.

We will indemnify agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act. The terms and conditions of such indemnification or contribution will be described in the applicable Prospectus Supplement. Agents, underwriters and dealers may engage in transactions with or perform services for us in the ordinary course of business.

DESCRIPTION OF STOCK

The summary of the terms of the stock of the Company set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the charter and bylaws of the Company and applicable law. See “Information Available to You.”

General

The Company has authorized 20,000,000 shares of common stock, without par value (the “Common Stock”), and 1,000,000 shares of preferred stock, without par value (the “Preferred Stock”). As of December 18, 1998, 9,585,772 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding.

Preferred Stock

The Board of Directors of the Company has the authority, without further action by the Company’s shareholders, to determine the principal rights, preferences and privileges of the unissued Preferred Stock.

Common Stock

Subject to the preferential rights of any series of Preferred Stock that may be outstanding, all shares of Common Stock participate equally in any dividends declared by the Board of Directors and in the net assets of the Company on liquidation. Holders of shares of Common Stock are entitled to one vote for each share held of record and have no conversion, exchange, preemptive or cumulative voting rights. All outstanding shares of Common Stock are fully paid and nonassessable.

The transfer agent and registrar for the Common Stock is the SunTrust Bank, Atlanta, Georgia.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of each indenture under which the debt securities are to be issued (as amended or supplemented from time to time, each an “Indenture”). The particular terms of the debt securities being registered hereunder (the “Debt Securities”) will be set forth in a Prospectus Supplement relating to such Debt Securities. The Debt Securities are to be issued under one or more Indentures, to be entered into between the Company and a trustee chosen by the Company and qualified to act under the Trust Indenture Act of 1939, as amended (the “TIA”) (together with any other trustee(s) chosen by the Company and appointed in a supplemental indenture with respect to a particular series, the “Trustee”). The form of Indenture will be filed by the Company from time to time by means of an exhibit to Form 8-K and will be available for inspection at the corporate trust office of the Trustee, or as described above under “Information Available to You.” The Indentures are subject to, and governed by, the TIA. The Company will execute an Indenture if and when the Company issues any Debt Securities. The statements made hereunder relating to the Indentures and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures (including those terms made a part of the Indenture by reference to the TIA) and such Debt Securities. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indentures. References below to an “Indenture” are deemed to constitute a reference to the applicable Indenture under which a particular series of Debt Securities is issued.

General

The Debt Securities will be unsecured obligations of the Company. The Debt Securities may be issued in one or more series. Specific terms of each series of Debt Securities will be contained in authorizing resolutions or a supplemental indenture relating to that series. There will be Prospectus Supplements relating to particular series of Debt Securities. Each Prospectus Supplement will describe, as to the Debt Securities to which it relates: (i) the title of the Debt Securities; (ii) any limit upon the aggregate principal amount of a series of Debt Securities which may be issued; (iii) the date or dates on which principal of the Debt Securities will be payable and the amount of principal which will be payable; (iv) the rate or rates (which may be fixed or variable) at which the Debt Securities will bear interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable and the record date for the interest payable on any payment date; (v) the currency or currencies in which principal, premium, if any, and interest, if any, will be paid; (vi) the place or places where principal, premium, if any, and interest, if any, on the Debt Securities will be payable and where Debt Securities which are in registered form can be presented for registration of transfer or exchange and the identification of any depositary or depositaries for any global Debt Securities; (vii) any provisions regarding the right of the Company to redeem or purchase Debt Securities or of holders to require the Company to redeem Debt Securities; (viii) the right, if any, of holders of the Debt Securities to convert them into stock or other securities of the Company, including any provisions intended to prevent dilution of the conversion rights or otherwise; (ix) any provisions by which the Company will be required or permitted to make payments to a sinking fund which will be used to redeem Debt Securities or a purchase fund which will be used to purchase Debt Securities; (x) the percentage of the principal amount at which Debt Securities will be issued and, if other than the full principal amount thereof, the percentage of the principal amount of the Debt Securities which is payable if maturity of the Debt Securities is accelerated because of a default; (xi) the terms, if any, upon which Debt Securities may be subordinated to other indebtedness of the Company; (xii) any additions to, modifications of or deletions from the terms of the Debt Securities with respect to Events of Default or covenants or other provisions set forth in the Indenture; and (xiii) any other material terms of the Debt Securities, which may be different from the terms set forth in this Prospectus.

Events of Default and Remedies

An Event of Default with respect to any series of Debt Securities will be defined in the Indenture as being default in payment of the principal of or premium, if any, on any of the Debt Securities of such series; default for 30 days in payment of any installment of interest on any Debt Security of such series; default by the Company for 60 days after notice in the observance or performance of any other covenants in the Indenture relating to such series; and certain events involving bankruptcy, insolvency or reorganization of the Company. The Indenture will provide that the Trustee may withhold notice to the holders of any series of Debt Securities of any default (except a default in payment of principal, premium, if any, or interest, if any, with respect to such series of Debt Securities) if the Trustee considers it in the interest of the holders of such series of Debt Securities to do so.

The Indenture will provide that if any Event of Default has occurred and is continuing with respect to any series of Debt Securities, the Trustee or the holders of not less than a certain specified percentage in principal amount of such series of Debt Securities then outstanding may declare the principal of all the Debt Securities of such series to be due and payable immediately. However, the holders of a majority in principal amount of the Debt Securities of such series then outstanding by written notice to the Trustee and the Company may waive any Default or Event of Default (other than any continuing Default or Event of Default in payment of principal or interest) with respect to such series of Debt Securities. Holders of a majority in principal amount of the then outstanding Debt Securities of any series may rescind an acceleration with respect to such series and its consequences (except an acceleration due to nonpayment of principal or interest on such series) if the rescission would not conflict with any judgment or decree and if all existing Events of Default with respect to such series have been cured or waived.

The holders of a majority in principal amount of the Debt Securities of any series then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee with respect to such series, subject to certain limitations specified in the Indenture.

Defeasance of Indenture

The Indenture will permit the Company to terminate all of its obligations under the Indenture as they relate to any particular series of Debt Securities, other than the obligation to pay interest, if any, on and the principal of the Debt Securities of such series and certain other obligations, at any time by (i) depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest, if any, on the Debt Securities of such series to their maturity, and (ii) complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company’s exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

In addition, the Indenture will permit the Company to terminate all of its obligations under the Indenture as they relate to any particular series of Debt Securities (including the obligations to pay interest, if any, on and the principal of the Debt Securities of such series and certain other obligations) at any time by (i) depositing in trust with the Trustee, under an irrevocable trust agreement, money or U.S. government obligations in an amount sufficient to pay principal of and interest, if any, on the Debt Securities of such series to their maturity, and (ii) complying with certain other conditions, including delivery to the Trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company’s exercise of such right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the date of the Indenture.

Transfer and Exchange

A holder will be able to transfer or exchange Debt Securities only in accordance with the provisions of the Indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture.

Amendment, Supplement and Waiver

Subject to certain exceptions, the Indenture or the Debt Securities may be amended or supplemented with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Debt Securities) of the holders of at least a majority in principal amount of the Debt Securities of such series then outstanding, and any existing Default under, or compliance with any provision of the Indenture relating to a particular series of Debt Securities may be waived (other than any continuing Default or Event of Default in the payment of interest on or the principal of such Debt Securities) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Debt Securities) of the holders of a majority in principal amount of the Debt Securities of such series then outstanding. Without the consent of any holder, the Company and the Trustee may amend or supplement the Indenture or the Debt Securities to cure any ambiguity, defect or inconsistency; to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities; to make any change that does not adversely affect the legal rights of any holder; or to create a series and establish its terms.

Without the consent of each holder affected, the Company and the Trustee may not (i) reduce the amount of Debt Securities of such series whose holders must consent to an amendment, supplement or waiver; (ii) reduce the rate of or change the time for payment of interest; (iii) reduce the principal of or change the fixed maturity of any Debt Security or alter the provisions with respect to redemptions or mandatory offers to repurchase Debt Securities pursuant to certain covenants set forth in the Indenture; (iv) make any Debt Security payable in money other than that stated in the Debt Security; (v) modify the ranking or priority of the Debt Securities; or (vi) waive a continuing default in the payment of principal of or interest on the Debt Securities.

The right of any holder to participate in any consent required or sought pursuant to any provision of the Indenture (and the obligation of the Company to obtain any such consent otherwise required from such holder) may be subject to the requirement that such holder shall have been the holder of record of any Debt Securities with respect to which such consent is required or sought as of a date identified by the Trustee in a notice furnished to holders in accordance with the terms of the Indenture.

Concerning the Trustee

The Indenture will provide that in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. The Trustee may refuse to perform any duty or exercise any right or power under the Indenture, unless it receives indemnity satisfactory to it against any loss, liability or expense.

DESCRIPTION OF WARRANTS

The Company may issue warrants to purchase Debt Securities (the “Debt Warrants”), Preferred Stock (the “Preferred Stock Warrants”), Common Stock (the “Common Stock Warrants”) or other securities issued by the Company or another issuer (the “Other Warrants,” collectively with the Debt Warrants, the Preferred Stock Warrants and the Common Stock Warrants, the “Warrants”). Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each a “Warrant Agreement”) to be entered into between the Company and a bank or trust company, as warrant agent (the “Warrant Agent”), all as shall be set forth in the Prospectus Supplement relating to the Warrants being offered pursuant thereto.

Debt Warrants

The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the debt warrant certificates representing such Debt Warrants, including the following: (i) the title of such Debt Warrants; (ii) the aggregate number of such Debt Warrants; (iii) the price or prices at which such Debt Warrants will be issued; (iv) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (v) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (vi) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant, and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (vii) the date on which the right to exercise such Debt Warrants shall commence, and the date on which such right shall expire; (viii) the maximum or minimum number of such Debt Warrants which may be exercised at any time; (ix) a discussion of material federal income tax considerations, if any; and (x) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

Debt Warrant certificates will be exchangeable for new Debt Warrant certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the securities purchasable upon such exercise.

Preferred Stock Warrants, Common Stock Warrants and Other Warrants

The applicable Prospectus Supplement will describe the following terms of Preferred Stock Warrants, Common Stock Warrants, and Other Warrants in respect of which this Prospectus is being delivered: (i) the title of such Warrants; (ii) the securities for which such Warrants are exercisable; (iii) the price or prices at which such Warrants will be issued; (iv) if applicable, the number of such Warrants issued with each share of Preferred Stock, Common Stock or other securities of the Company or another issuer; (v) any provisions for adjustment of the number or amount of shares of Preferred Stock, Common Stock or other securities of the Company or another issuer receivable upon exercise of such Warrants or the exercise price of such Warrants; (vi) if applicable, the date on and after which such Warrants and the related Preferred Stock, Common Stock or other securities of the Company or another issuer will be separately transferable; (vii) if applicable, a discussion of material federal income tax considerations; (viii) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants; (ix) the date on which the right to exercise such Warrants shall commence, and the date on which such right shall expire; and (x) the maximum or minimum number of such Warrants which may be exercised at any time.

Exercise of Warrants

Each Warrant will entitle the holder of Warrants to purchase for cash such principal amount of Debt Securities, shares of Preferred Stock or Common Stock, or amounts of other securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the Prospectus Supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities, shares of Preferred Stock or Common Stock or other securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

CERTAIN PROVISIONS IN THE CHARTER

The Company’s Charter contains the following provisions which may have the effect of delaying or preventing a change of control of the Company: (i) the Charter provides that the Company’s directors are divided into three classes, that only one class of directors is elected at each annual meeting and that each director is elected for a term of three years; (ii) the Charter provides that directors may be removed only for cause prior to the expiration of their terms; and (iii) the Charter requires that, in addition to any other vote ordinarily required by law, the affirmative vote of holders of not less than 75% of the outstanding shares of Common Stock shall be necessary to approve certain sales of Company assets, acquisitions, mergers, changes of control and other Business Combinations (as defined in the Company’s Charter) unless the proposed Business Combination shall have been approved by a majority of the Continuing Directors (as defined in the Company’s Charter) or certain measures designed to ensure the fair value is received by all shareholders are complied with. The provisions enumerated above may have the effect of deterring unsolicited acquisition proposals or delaying changes in control or management of the Company.

EXPERTS

The consolidated financial statements of Chattem, Inc. and the financial statements of Signal Investment & Management Co., incorporated by reference in this registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

The financial statements of BAN as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated by reference in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the Securities will be passed upon for us by Miller & Martin LLP. If certain legal matters in connection with offerings made by this Prospectus are passed on by counsel for the underwriters of an offering of those Securities, that counsel will be named in the Prospectus Supplement relating to that offering.

1,800,000 Shares

Chattem, Inc.

Common Stock

Prospectus Supplement
, 2002

Banc of America Securities LLC

BB&T Capital Markets

SunTrust Robinson Humphrey